3/21


05006721

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bank of East Asia

*CURRENT ADDRESS

PROCESSED
MAR 24 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3443 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT 3/22/05



BEA 東亞銀行

Bank of East Asia Limited

ARLS
12-31-04

ANNUAL REPORT 2004 年報

CONTENTS 目錄

OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要。並以與客戶、股東、員工與時並進為目標。

Incorporated in 1918, The Bank of East Asia ("BEA") is dedicated to serving the people of Hong Kong, as well as its ever-growing customer base in China and overseas. BEA is the largest independent local bank in Hong Kong, with total assets of HK$210 billion (US$27.1 billion) as of 31st December, 2004. BEA is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

With more than 5,700 employees around the world, BEA now operates a global network of over 150 outlets covering Hong Kong and the rest of Greater China, the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia.

BEA delivers retail and wholesale banking services through its Personal Banking, Corporate Banking, Wealth Management, Investment Banking, and China divisions. Products and services include deposit-taking, foreign currency savings, retail investment and wealth management services, mortgage loans, consumer loans, credit cards, Cyberbanking, bancassurance, Mandatory Provident Fund services, trade finance, syndication loans, remittances, and foreign exchange margin trading.

In addition to the Bank's core products and services, the BEA Group's major subsidiaries further enhance BEA's total offering to both individuals and companies. Blue Cross (Asia-Pacific) Insurance Limited provides comprehensive insurance coverage and Tricor Group enables customers to build their businesses through a complete range of integrated business, corporate, and investor services.

BEA is well positioned to achieve its vision to be the preferred bank linking Hong Kong, Mainland China, Taiwan, and overseas Chinese communities.

東亞銀行自1918年成立以來，一直竭誠服務香港客戶，以及日益擴大的內地和海外客戶群；現為全港最大的獨立本地銀行，於2004年12月31日的資產總額達港幣2,100億元（271億美元）。本行於香港聯合交易所上市，為恒生指數成份股之一。

本行在全球設有150多個據點，遍及香港、大中華區、美國、加拿大、英國、英屬處女群島和東南亞國家，組成龐大的服務網絡，共聘用逾5,700名員工。

本行以提供全面的零售和批發銀行服務稱著，透過個人銀行、企業銀行、財富管理、投資銀行、中國業務等部門，全力滿足客戶的理財和投資需要。產品和服務範圍涵蓋存款、外幣儲蓄、零售投資和財富管理服務、樓宇按揭貸款、私人貸款、信用卡產品、電子網絡銀行服務、銀行保險產品、強制性公積金服務、貿易融資、銀團貸款、匯款和外匯孖展交易等。

除上述核心產品和服務外，本行亦透過集團附屬公司 — 藍十字（亞太）保險有限公司，提供完善的保險服務，而另一附屬公司 — 卓佳集團，則專注提供完備的商業、企業和投資者綜合服務。

本行將持續發揮優勢，致力實現成為香港、內地、台灣以至海外各地華人首選銀行的長期目標。

FINANCIAL HIGHLIGHTS
財務摘要

	2004 HK$ Million 港幣百萬元	2003 HK$ Million 港幣百萬元	Change 變動 %百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**5,496**	5,396	+1.8
Profit attributable to shareholders 股東應佔溢利	**2,424**	1,922	+26.1
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**117,259**	102,909	+13.9
Total assets 資產總額	**210,370**	198,476	+6.0
Customer deposits and debt instruments issued 客戶存款及已發行債務證券	**167,916**	160,948	+4.3
Total capital resources 資本總額	**26,164**	24,387	+7.3
Earnings and Dividend Per Share 每股盈利及股息			
Basic earnings 基本盈利	**HK$1.64**	HK$1.32	+24.2
Cash earnings 現金盈利	**HK$1.74**	HK$1.42	+22.5
Dividends 股息	**HK$1.08**	HK$0.85	+27.1
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**69.8%**	63.9%	
Cost to income ratio 成本對收入比率	**49.5%**	46.8%	
Average liquidity ratio 平均流動資金比率	**44.4%**	44.8%	
Capital adequacy ratio 資本充足比率	**16.2%**	17.2%	

FIVE-YEAR FINANCIAL SUMMARY


HK$ Million
港幣百萬元
TOTAL CAPITAL RESOURCES 資本總額
30,000
25,000
20,000
15,000
10,000
5,000
20,088
22,538
23,107
26,164
2000
2001
2002
2003
2004


HK$ Million
港幣百萬元
ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL ASSETS
客戶貸款／客戶存款／資產總額
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Assets 資產總額
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
103,994
138,747
179,168
108,175
140,817
181,765
108,409
141,662
185,414
102,909
155,421
198,476
117,259
163,738
210,370
2000
2001
2002
2003
2004

5年財務概要


HK$ Million
港幣百萬元
PROFIT ATTRIBUTABLE TO SHAREHOLDERS 股東應佔溢利
2,500
2,000
1,500
1,000
500
1,887
1,600
1,270
1,922
2,424
2000
2001
2002
2003
2004

FIVE-YEAR COMPARISON 5年比較

	2000 HK$ Million 港幣百萬元	2001 HK$ Million 港幣百萬元	2002 HK$ Million 港幣百萬元	2003 HK$ Million 港幣百萬元	2004 HK$ Million 港幣百萬元
Total capital resources 資本總額	20,088	22,538	23,107	24,387	26,164
Customer deposits 客戶存款	138,747	140,817	141,662	155,421	163,738
Debt instruments issued 已發行債務證券	10,496	8,902	10,277	5,527	4,179
Advances to customers 客戶貸款	103,994	108,175	108,409	102,909	117,259
Total assets 資產總額	179,168	181,765	185,414	198,476	210,370
Loan to deposit ratio 貸款對存款比率	70%	72%	71%	64%	70%
Profit attributable to shareholders 股東應佔溢利	1,887	1,600	1,270	1,922	2,424
Earnings per share 每股盈利	HK$1.34	HK$1.12	HK$0.88	HK$1.32	HK$1.64
Dividend per share 每股股息	HK$0.65	HK$0.54	HK$0.56	HK$0.85	HK$1.08


東亞銀行
THE BANK OF EAST ASIA

Sustained Growth
持續發展



Since 1918, we at BEA have combined a commitment to traditional values and a spirit of innovation in the service of the people of Hong Kong and Greater China. Over the years, we have expanded to serve Chinese communities worldwide. But one thing has not changed: Our determination to provide the highest standard of banking services to all our customers.

東亞銀行自 1918 年成立以來，一直秉承優良傳統，同時亦貫徹不斷創新的精神，全力為香港和大中華區的客戶服務。本行業務網絡持續擴展，覆蓋世界各地華人居地。始終不變的，是我們為客戶提供優質服務的恆久信念。

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Tan Man-kou was appointed an Independent Non-executive Director and a member of the Audit Committee of The Bank of East Asia ("BEA" or the "Bank") on 1st December, 2004. Mr. Tan concurrently serves as a consultant to Deloitte Touche Tohmatsu. I am confident that the valuable contribution of Mr. Tan will lead to the further success of BEA.

In 2004, BEA Group achieved a profit attributable to shareholders of HK$2,424 million, representing an increase of HK$502 million, or 26.1%, over that of HK$1,922 million for 2003. Basic earnings per share were HK$1.64. Return on average assets and return on average equity were 1.2% and 11.9%, respectively.

As at 31st December, 2004, total consolidated assets were HK$210,370 million, an increase of HK$11,894 million over the position at the end of 2003. Advances to customers were HK$117,259 million, representing 55.7% of total consolidated assets. Customer deposits were HK$163,738 million, while debt instruments issued stood at HK$4,179 million. The loan-to-deposit ratio was 69.8%, compared with 63.9% at the end of 2003. Total capital resources increased by 7.3% to HK$26,164 million.

At the Annual General Meeting to be held on Friday, 8th April, 2005, the Directors will propose a final dividend of HK$0.80 per share, which, together with the interim dividend of HK$0.28 per share paid in September 2004, will constitute a total dividend of HK$1.08 per share for the full year. This represents an increase of 27.1% over the total dividend of HK$0.85 per share for the year 2003. Shareholders whose names are on the Register of Members at the close of business on Wednesday, 16th March, 2005 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Saturday, 9th April, 2005. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 16th March, 2005.



Dr. The Hon. David Li Kwok-po
Chairman and Chief Executive
主席兼行政總裁


HK$'000
港幣千元
DIVIDENDS FOR THE LAST 5 YEARS 過往5年股息紀錄
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
918,323
775,301
808,717
1,243,889
1,609,019
2000
2001
2002
2003
2004

本人欣然向各位股東宣布，東亞銀行已於 2004 年12月1日委任陳文裘先生為本行獨立非執行董事和審核委員會委員。陳先生現為德勤．關黃陳方會計師行的顧問。我很有信心陳先生定能為本行作出寶貴貢獻，協助本行臻取更輝煌成就。

2004年，東亞銀行集團錄得股東應佔溢利港幣 2,424,000,000元，較 2003 年度的港幣1,922,000,000元，增加港幣502,000,000 元，即26.1%。每股基本盈利為港幣1.64元。平均資產回報率和平均股本回報率分別為1.2%和11.9%。

本集團於2004年12月31日的綜合資產總額達港幣210,370,000,000元，較2003年同日數字上升港幣11,894,000,000元。客戶貸款為港幣117,259,000,000元，佔綜合資產總額的55.7%。客戶存款為港幣163,738,000,000元，而已發行債務工具總額達港幣4,179,000,000元。2004年年底的貸款對存款比率為69.8%，2003年年底則為 63.9 %。資本總額增加 7.3%，至港幣26,164,000,000 元。

在2005年4月8日星期五召開的股東周年常會上，董事會將建議派發末期股息每股港幣8角。連同2004年9月已派發的中期股息每股港幣 2角 8 仙，2004年度每股將合共派發股息港幣 1 元 8 仙，較2003年度全年派發的股息每股港幣 8 角 5 仙，增加 27.1%。在2005 年 3月16日星期三辦公時間結束時名列本行股東名冊的股東，將獲派發上述建議的末期股息。該末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在周年常會上通過有關決議案，並得香港聯合交易所有限公司上市委員會批准所建議發行的新股上市買賣方可作實。有關股息單和以股代息的股票將約於 2005 年4月9日星期六以平郵寄發予股東。是項以股代息的詳情，將連同有關選擇表格約於 2005 年 3 月 16 日星期三寄發予各股東。

The year 2004 continued to be a challenging year for the Hong Kong banking industry, as banks grappled with high liquidity in the banking system and soft loan demand. Nevertheless, the overall asset quality of retail banks improved in 2004, as the property market gradually recovered and the bad debt overhang cleared in tandem with improving economic conditions. As a result, there is a general feeling of cautious optimism as we enter 2005. Banks in Hong Kong will continue to seek new revenue sources in view of the keen competition. In addition, due to the forthcoming implementation of new Basel Capital Accord requirements, banks will continue to devote more resources to their overall risk management framework and approaches.

BEA continued to grow and expand in 2004. The Bank's proven growth strategy enabled it to enhance its franchise and strengthen its competitive position in the market, despite the weak loan demand. The Bank will continue to explore new market opportunities and develop alternate income sources. A range of innovative products has been developed to serve customers needs. In particular, aggressive expansion of the Bank's wealth management business through the SupremeGold brand will be maintained. In addition, the Bank will further leverage its leading position in business, corporate and investor services through Tricor Holdings Limited, and similar opportunities in insurance business through Blue Cross (Asia-Pacific) Insurance Limited. Furthermore, the Bank will continue to seek potential acquisition and alliance opportunities.

The Bank will further enhance operating efficiencies. The Bank has conducted a number of initiatives to date, including branch rationalisation, shifting of certain back-office operations to Mainland China and the much anticipated office centralisation project. This project, which will consolidate Hong Kong back office operations at "Millennium City 5" in Kwun Tong, has been progressing smoothly. The office tower was ready for occupation in the fourth quarter of 2004, and the Bank intends to complete relocation of its support operations to the tower within the first half of 2005.

The China market remains a key focus of the Bank's strategy. Following further expansion of its branch and office network on the Mainland in 2004, the Bank is well equipped to capture the opportunities arising from the liberalisation of the banking sector and continued growth of Renminbi business.

With the Bank's well-developed market presence and good business prospects in China, the growing contribution to profits from corporate services and insurance businesses, as well as on-going efforts to improve operating efficiencies, BEA will continue to build for the future and strengthen its franchise in Hong Kong, the Mainland and international markets.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 3rd February, 2005

對香港銀行界而言，2004年依然是充滿挑戰的一年：銀行體系內資金充裕，加上貸款市場需求依然偏軟，銀行業可謂備受考驗。猶幸，受惠於經濟好轉，年內物業市道徐徐復蘇，銀行業面對的有關壞賬問題亦隨之得以解決，零售銀行業的整體資產素質因而有所改善。踏入2005年，銀行界普遍對前景樂觀，但取態仍然審慎。鑒於香港銀行業競爭激烈，業界需要繼續開拓新收入來源。《巴塞爾新資本協定》實施在即，銀行業亦需持續調撥更多資源，以更新整體風險管理架構和各式方案。

年內，東亞銀行業務續有增長，規模不斷壯大。儘管貸款需求持續疲弱，本行藉著卓有成效的持續增長策略，在成功提升專有品牌地位之餘，還增強了我們在市場的競爭力。本行致力不斷探索新的市場機遇，並開拓更多收入來源；除已開發一系列具創意的產品以應客戶所需外，更會維持既定策略，以顯卓理財的品牌，銳意擴展財富管理業務。另外，本行將會透過東亞銀行集團成員卓佳集團，進一步鞏固我們在商業、企業和投資者服務的領導地位；同樣，我們亦會通過藍十字（亞太）保險有限公司，在保險業拓展商機，並且持續在市場探求收購和結盟的良機。

本行繼續落力提高營運效率，截至目前，已為此推行的連串措施包括：「分行優化計劃」、將若干後勤工序北移中國內地，以及期待快將完成的「支援運作辦公室集中計劃」。後者旨在把本行的支援作業集中於觀塘創紀之城5期，計劃推行以來一直進展順利。本行已於2004年第4季起，陸續把支援運作遷往該幢辦公大樓，預計可於2005年上半年內大功告成。

本行貫徹大力拓展內地市場的重點策略，於年內擴闊了內地分行和業務網絡，進一步強化業務根基，因而能夠掌握內地市場開放和人民幣業務持續增長所帶來的種種契機。

東亞銀行擁有雄厚的市場實力，連帶內地業務前景秀麗、企業服務和保險業務盈利貢獻遞增，而本行亦為提升營運效率，努力不懈；因此，我們必能憑藉這些利好因素，締造更美好的未來，並進一步鞏固本行在香港、內地以至國際銀行領域的優勢。

主席兼行政總裁
李國寶

香港，2005年2月3日


我知道

Passion for Customer Service

竭誠待客



We at BEA place great value on our customer relationships. We understand the importance of knowing our customers and their needs. Throughout our history, we have stood by our customers, assisting them to achieve their goals.

東亞銀行非常重視與客戶的關係，深知明瞭客戶及其所需乃至為重要，因此我們一直致力給予客戶強大支援，協助他們實現理想，邁向成功。

FINANCIAL REVIEW

Financial Performance

The Hong Kong economy continued to improve in 2004.

The property market became much more active during the year, and property prices increased at a moderate and healthy pace. The rise in property prices greatly reduced the number of home owners in negative equity, and this contributed to a general pick-up in consumer confidence. Coupled with the influx of Mainland tourists, the demand for consumer goods in Hong Kong increased. The long deflationary period came to an end in mid-year, while the unemployment rate eased.

Despite the improving economy, competition within the banking industry remained fierce. In this challenging operating environment, the BEA Group achieved a profit attributable to shareholders of HK$2,424 million for the year ended 31st December, 2004, a growth of 26.1% as compared with 2003. Total operating income increased by 1.8% to HK$5,496 million. A decrease in the net charge for bad and doubtful debts resulted in an increase in operating profit after provisions of 5.5% to HK$2,503 million.

Net interest income increased by HK$32 million, or 0.9%, from HK$3,596 million, largely due to careful management of assets and liabilities. Non-interest income increased by HK$68 million, or 3.8%, when compared with 2003, mainly due to the diversification of fee based income sources and improvement in the securities market. As a result, total operating income increased by HK$100 million, or 1.8%, from HK$5,396 million in 2003 to HK$5,496 million in 2004.

Total operating expenses increased by 7.7% over the corresponding figure in 2003 to HK$2,720 million. The increase was mainly due to increases in staff costs and advertising and promotion expenses. Thus, the cost-to-income ratio increased from 46.8% in 2003 to 49.5% in 2004.

Operating profit before provisions was HK$2,775 million for the year ended 31st December, 2004, a decrease of HK$96 million, or 3.3%, over the HK$2,871 million attained in 2003.

The combined effect of the economic upturn and the precautionary measures undertaken by the Group to minimise potential losses on loans and advances contributed to an improvement in asset quality. The charge for bad and doubtful debts decreased by HK$226 million, or 45.3%, compared to 2003, to HK$273 million. Non-performing loans ratio dropped to 1.2%, from 2.5% at the end of the prior year.

As a result of the decrease in the net charge for bad and doubtful debt, operating profit after provisions recorded an increase of 5.5% to HK$2,503 million.

The considerable rise in property prices in 2004 allowed BEA to record a revaluation surplus for investment properties of HK$228 million and a write-back of impairment losses on bank premises of HK$19 million.

Share of profits less losses from associates decreased by HK$49 million to HK$64 million.

Minority interests increased by HK$6 million to HK$25 million. After taking into account taxation and minority interests, profit attributable to shareholders was HK$2,424 million, an 26.1% increase over the HK$1,922 million recorded in the previous year.

Financial Position

Total consolidated assets of the BEA Group were HK$210,370 million at the end of 2004, representing a rise of 6.0% from HK$198,476 million at the end of 2003. Advances to customers increased by 13.9% to HK$117,259 million.

Total deposits increased by 4.3% to HK$167,916 million, while customer deposits rose by HK$8,317 million, or 5.4%, to HK$163,738 million. Demand deposits and current accounts grew by a combined HK$2,306 million, or 24.0%, to HK$11,919 million at year-end 2004, as compared with HK$9,613 million at the previous year-end. Savings accounts increased by HK$11,176 million to HK$48,730 million. Time deposits at year-end 2004 stood at HK$103,089 million, a decrease of HK$5,165 million, or 4.8%, when compared with the balance at year-end 2003.

財務回顧

財務表現

香港經濟於 2004 年持續向好。

年內，物業市場較 2003 年更顯活躍，物業價格已以穩健步伐回升，使負資產業主數量大幅減少，繼而支持消費信心普遍恢復；再者，來港內地旅客量迅速增加，亦助長了香港消費品的需求。歷時甚久的通縮周期終於 2004 年年中結束，年內失業率亦見紓緩。

然而，縱使經濟續有改善，銀行業競爭依然熾烈。在如此困難的經營環境下，東亞銀行集團於截至 2004 年12 月31日止年度，錄得股東應佔溢利較 2003 年度增長26.1%，至港幣2,424,000,000元。經營收入總額上升1.8%，達港幣 5,496,000,000 元。已扣除準備的經營溢利增加 5.5%，至港幣 2,503,000,000 元，壞賬和呆賬支出則有所下降。

本行有賴推行審慎的資產和負債管理政策，淨利息收入上升0.9%，較2003年錄得的港幣3,596,000,000元，增加港幣32,000,000元。與2003 年比較，非利息收入增加港幣 68,000,000元，即3.8%；這主要歸因於服務費收入來源增加，以及證券市場轉旺。2004 年的經營收入總額達港幣 5,496,000,000 元，相比2003 年錄得的港幣5,396,000,000元，增加港幣 100,000,000 元，即1.8%。

主要由於員工成本和廣告宣傳支出上漲，2004 年的經營支出總額達港幣2,720,000,000元，相較 2003 年上升7.7%，成本相對收入比率因此由 2003 年的 46.8%，增至 2004 年的 49.5%。

截至2004年12月31日止，未扣除準備的經營溢利達港幣2,775,000,000元，較2003年錄得的港幣2,871,000,000元，減少港幣96,000,000元，即3.3%。

經濟轉旺，加上本集團採取了多項預防措施，以減低信貸虧損的風險，故此本行資產素質有所改善。壞賬和呆賬支出相對2003 年下調港幣226,000,000元，即45.3%，至港幣273,000,000元。不履行貸款比率則由 2003 年度的2.5%，進一步下降至1.2%。

由於年內壞賬和呆賬支出減少，2004 年已扣除準備的經營溢利增加5.5%，達港幣2,503,000,000元。

受惠於年內物業價格顯著反彈，本行投資物業價值錄得港幣228,000,000元的回升，而減值損失方面則撥回港幣19,000,000元。


HK$'000
港幣千元
OPERATING INCOME VS OPERATING EXPENSES 經營收入及經營支出
Operating Income 經營收入
Operating Expenses 經營支出
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
4,969,861
5,211,985
5,056,296
5,396,247
5,495,865
2,098,752
2,860,768
2,542,594
2,525,540
2,720,431
2000
2001
2002
2003
2004

During the year, BEA issued floating rate certificates of deposit with a face value of HK$1,500 million, and fixed rate certificates of deposits with a face value totalling HK$500 million and TW$2,585 million. The Bank redeemed certificates of deposit amounting to HK$3,161 million and TW$1,265 million upon maturity, repurchased a quantity of its own certificates of deposit amounting to HK$256 million equivalent, and called back retail callable certificates of deposit totalling HK$392 million.

At the end of December 2004, the face value of the outstanding debt portfolio was HK$4,288 million, with the carrying amount equal to HK$4,179 million.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 69.8%, being 5.9% higher than the 63.9% reported at the end of 2003.

As at 31st December, 2004, the shareholders' fund stood at HK$21,727 million, an increase of HK$1,625 million, or 8.1%, when compared with HK$20,102 million at the end of 2003.

Maturity Profile of Debts Issued
As at 31st December, 2004
(All expressed in millions of dollars)

		Total	Year of Maturity			
	Currency	Face Value	2005	2006	2007	2008
Floating Rate Certificates of Deposit						
Issued in 2004	HKD	1,500	1,500			
Fixed Rate Certificates of Deposit						
Issued in 2004	TWD	1,320	1,320			
Issued in 2004	HKD	500	500			
Discounted Certificates of Deposit						
Issued in 2002	HKD	341		341		
Issued in 2002	USD	88			88	
Issued in 2003	AUD	51		51		
Issued in 2003	NZD	45		45		
Step Up Certificates of Deposit						
Issued in 2003	USD	49				49
Total Debts issued in HKD equivalent		4,288	2,323	903	681	381

應佔聯營公司的溢利經減除虧損後，減少港幣49,000,000元，至港幣64,000,000元。

少數股東權益增加港幣6,000,000元，至港幣25,000,000元。經計及稅項支出和少數股東權益後，股東應佔溢利為港幣2,424,000,000元，較 2003 年的港幣1,922,000,000元，增加26.1%。

財務狀況

東亞銀行集團於2004年年底的綜合資產總額，由 2003 年年底的港幣198,476,000,000元，增加6.0%至港幣210,370,000,000元。客戶貸款增加13.9%至港幣117,259,000,000元。

存款總額上升4.3%至港幣167,916,000,000元，客戶存款則增加港幣8,317,000,000元，即5.4%，至港幣163,738,000,000元。活期和往來賬戶存款合共增加港幣2,306,000,000元，比對上年度年底的港幣9,613,000,000元，上升24.0%，達港幣11,919,000,000元。儲蓄存款增加港幣11,176,000,000元，至港幣48,730,000,000元。迄2004年年底，存放於本行的定期存款為港幣103,089,000,000元，比較上年度同期的結存下跌港幣5,165,000,000元，減幅為4.8%。

本行於2004年內發行面值港幣1,500,000,000元的浮息存款證，以及面值港幣500,000,000元和台幣2,585,000,000元的定息存款證，並於到期時贖回港幣3,161,000,000元和台幣1,265,000,000元的存款證；購回其等值港幣256,000,000元的各類存款證，及行使其權利贖回零售可贖回存款證共港幣392,000,000元。

已發行債務證券的年期
2004年12月31日
(以百萬元位列示)

	貨幣	總面值	到期年份			
			2005	2006	2007	2008
浮息存款證						
2004年發行	港幣	1,500	1,500			
定息存款證						
2004年發行	台幣	1,320	1,320			
2004年發行	港幣	500	500			
貼現存款證						
2002年發行	港幣	341		341		
2002年發行	美元	88			88	
2003年發行	澳元	51		51		
2003年發行	紐元	45		45		
步陞存款證						
2003年發行	美元	49				49
所有已發行債務證券(相等於港幣)		4,288	2,323	903	681	381

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of BEA.

OPERATIONS REVIEW

Improvement to Operations

Office Centralisation

Fit-out of the Bank's new office space in "Millennium City 5" in Kwun Tong was completed in early 2005. With the relocation of most departments to the new premises by mid 2005, the Bank will be able to introduce operational improvement initiatives to tap the full benefits of the centralised operation centre.

Core Banking System

In early 2004, the Project Definition and Planning phase of the core banking system project was completed. Development work commenced shortly thereafter, and the first phase, which covered Customer Information File and System Architecture, was completed in December 2004. This phase was rolled out in January 2005. Meanwhile, the functional and technical design work for the second and the third phases, which cover Deposits and Loans Business, respectively, are under way. These are expected to be finalised in the first quarter of 2005.

Information Technology

In the second half of 2004, the Bank launched the new Treasury and Trade Finance systems, to improve efficiency in the treasury and trade finance operations.

Personal Banking

Cyberbanking

During the year, BEA consolidated the Bank's online banking services and became the first bank in Hong Kong to provide a totally telecom-independent mobile phone and Personal Digital Assistant ("PDA") banking service.

In May 2004, the Bank won The Asian Banker's "Excellence in Retail Financial Services Award 2003" in the "Product/Service Excellence in Retail Financial Services" category for Cyberbanking's CyberWealth Internet wealth management service. BEA has also received Hongkong Post's "Distinguished Partnership Award", in recognition of the Bank's dedication to promoting e-Business and e-Cert to the community at large.

The Cyberbanking Renminbi Card was launched in August 2004. Customers may use the card to withdraw Renminbi cash at over 50,000 ATMs and make payments at more than 400,000 merchant outlets displaying "China UnionPay" logo within China.

Corporate Cyberbanking recorded steady growth in customer numbers in 2004. By the end of 2004, over 13,600 corporate customers had registered with BEA's Corporate Cyberbanking, representing a 46% increase as compared to the end of 2003.



With the relocation of most departments to the new BEA Tower Millennium City 5 in Kwun Tong, the Bank will be able to introduce enhanced operational initiatives.
隨著本行將大部分部門遷往觀塘創紀之城5期後，營運效率將進一步獲得改善。

截至2004年年底，本行的債務組合總額面值為港幣4,288,000,000元，其賬面值則為港幣4,179,000,000元。

經計入所有已發行的債務證券後，本行貸款對存款比率為69.8%，較2003年年底的63.9%上升5.9%。

2004年12月31日的股東資金為港幣21,727,000,000元，增加港幣1,625,000,000元，即8.1%，2003年同日數字則為港幣20,102,000,000元。

風險管理

東亞銀行已建立一套完善的風險管理程序，以識別、衡量、監察和控制本行所承受的各類風險，並在適當情況下分配資本以抵禦該等風險。所有風險管理政策均經董事會批准。本集團已在各業務層面建立風險管理機制，並結合管理層的適當參與、有效的內部監控和完善的稽核程序，藉以確保本行最大的利益。

業務回顧

營運改善措施

支援運作辦公室集中計劃

東亞銀行將於2005年年初完成設於觀塘創紀之城5期新辦公大樓的裝修工程。在2005年年中完成大部分部門的遷入後，本行可隨而推行更多營運改善措施，務求充分發揮集中支援作業於同一幢辦公大樓的好處。

核心銀行系統

2004年年初，東亞銀行於完成核心銀行系統計劃的「項目界定和籌劃」階段後不久，隨即啟動有關開發工作。2004年12月，首階段開發工作完結，當中涵蓋客戶資料檔案和系統的結構。本行已於2005年1月推行此階段的成果，同時亦正進行第2和第3階段開發工作的功能和技術設計，當中覆蓋存款和貸款業務，預期可於2005年首季內竣工。

資訊科技

本行於2004年下半年啟用新的庫務和押匯服務系統，從而提升該兩項業務的經營效率。

個人銀行業務

電子網絡銀行服務

2004年，東亞銀行進一步鞏固網上銀行業務基礎，成為香港首家銀行，提供完全適用於所有電訊公司的流動電話和電子手帳之理財服務。

2004年5月，本行電子網絡銀行服務中的 CyberWealth 網上財富管理服務，榮獲《The Asian Banker》雜誌「2003零售金融服務卓越大獎」之「產品／服務卓越獎」；此外，亦獲得香港郵政局頒發 Distinguished Partnership Award，藉以彰顯本行積極向公眾推廣電子商務和電子證書的貢獻。

電子網絡人民幣卡於2004年8月推出市場，客戶可於內地超過5萬台貼有「銀聯」標誌的櫃員機提取人民幣，並於內地逾40萬家參與「銀聯」的商戶刷卡消費。

企業電子網絡銀行服務的客戶量於2004年穩步上揚，至年底已有超過13,600名企業客戶登記使用該項服務，相比2003年年底增加46%。



The Cyberbanking Renminbi Card provides customers with superior spending and financial convenience.
電子網絡人民幣卡讓客戶享受到超卓的消費理財便利。


Next Generation Mobile
PDA
子網絡銀行 - 新一代流動電話及
理財

In August 2004, BEA became the first bank in Hong Kong to provide telecom independent mobile phone and PDA banking services to customers.
2004年8月，本行在香港率先推出適用於所有電訊公司的流動電話和電子手帳理財服務。

Branch Distribution

BEA made further progress on the Branch Rationalisation Programme during the year. A total of five new branches were opened, 12 branches closed and merged with nearby branches and three branches relocated to more prominent sites. At the end of January 2005, the total number of branches in Hong Kong stood at 92.

Meanwhile, the Bank opened an additional nine SupremeGold Centres during 2004, and a further Centre in the first month of 2005, bringing the total number to 23 by the end of January 2005. The Bank plans to open five more SupremeGold Centres in 2005.

Management continues to enhance the Bank's image through the Branch Renewal Programme. The bright and spacious design standard introduces a comfortable environment that allows sales staff to serve customers more effectively. The new image has been well received by the public and more branches will be renovated in the years to come.

The Bank endeavours to meet the banking needs of its diversified clientele through a wide spectrum of financial and investment services. In February 2004, BEA launched Personal Renminbi Services for Hong Kong residents.

In June 2004, BEA became the first bank in Hong Kong, and the sole agent of Global Refund Holdings in Hong Kong, to provide a Value Added Tax ("VAT") cash refund service. This offers travellers and Hong Kong residents a convenient means to receive VAT refunds on items purchased overseas.

WealthPlus, a sophisticated wealth management tool, was implemented in branches in October 2004. WealthPlus supports branch staff with a powerful interactive on-line system, helping them to perform investment and financial analysis and to identify bank products that match customers' investment strategies.

A series of Kid Master open days were organised at selected branches to promote Education Insurance. On-site promotions at schools and companies were also held to market insurance products. In addition, two Travel Insurance Summer Promotions and a New Year Promotion were conducted to stimulate the sales of general insurance. To further strengthen the relationship between BEA and customers and to explore more business opportunities, the Bank offered various insurance privileges to SupremeGold, Employee Benefit Scheme for Corporate Customers, and Exclusive Privilege Scheme customers.

Property Loans

Improved economic fundamentals provided a favourable environment for a rebound in the property market in 2004. Despite the revival, competition for mortgage business remains intense.

In response to the stern competition, BEA developed a variety of loan products to better meet the needs of customers. For instance, in anticipation of a rise in interest rates, BEA pioneered in teaming up with The Hong Kong Mortgage Corporation Limited to launch the "90% Fixed Rate Mortgage Scheme" in January 2004.


BEA東亞銀行

BEA held a grand opening ceremony at its new United Centre SupremeGold Centre. The Bank plans to increase the number of SupremeGold Centres to 28 in 2005.
東亞銀行為全新的統一中心顯卓理財中心舉行隆重開幕儀式。本行計劃於2005年內將顯卓理財中心的數目增至28間。

分行業務

年內，東亞銀行在「分行優化計劃」的推行上，取得新進展，除有5間新分行開業外，本行亦關閉了12間分行，將之與鄰近位置更佳的分行合併，而另外3間分行則已遷移至更顯著的地點。截至2005年1月底，香港分行總數已達92間。

本行於2004年內開設了9間顯卓理財中心，又於2005年首月增設1間，故截至2005年1月底，顯卓理財中心的總數已達23間。本行計劃於2005年內再加開5間顯卓理財中心。

本行管理層持續推行「分行更新計劃」，以提升企業形象，就此採用了全新的設計概念，為分行營造寬敞明亮的環境，從而提高分行職員的銷售效率，令客戶對本行服務更感稱心。此全新形象廣受公眾歡迎，本行將於未來數年繼續裝修更多分行。

本行著力提供多元化的金融投資服務，全面滿足不同客戶群的獨特理財需要。這從本行於2004年2月為香港居民推出個人人民幣銀行服務，可見一斑。

2004年6月，東亞銀行成為全球回報集團 (Global Refund Holdings) 的香港獨家代理，率先在本港銀行領域中推出增值稅退稅服務，方便旅客和本港居民就其於海外所購物品，在港領回退稅款項。

2004年10月，本行透過旗下全線分行推出「增值庫」財富管理工具。分行職員憑此功能卓越的網上互動金融投資分析系統，更易因應客戶的投資策略，向他們推介合適的銀行產品。

本行年內在多間特選分行舉行一系列「理財小博士」開放日，藉以推銷「寶寶儲蓄寶」教育基金，並於多間學校和公司進行實地推廣，以銷售保險產品。另外，本行亦於夏季推行了兩項旅遊保險宣傳活動，又於新年推行了一項同類活動，目的是提高本行一般保險產品的銷量。為鞏固東亞銀行與客戶的關係，並廣拓商機，本行亦提供了多項投保優惠，專為顯卓理財客戶、「企業客戶僱員優惠計劃」中的僱員和「專享優惠計劃」的客戶而設。

樓宇按揭貸款

香港經濟基本因素改善，有利2004年樓市明顯反彈。然而，銀行按揭貸款業務的競爭仍呈白熱化。

因此，東亞銀行推出了多項嶄新貸款產品，全力切合客戶所需，當中包括於2004年1月與香港按揭證券有限公司攜手推出「置合意」9成定息按揭計劃，以配合市場對息率上升的預期。

2004年8月，本行與市區重建局合作推行「自願樓宇復修試驗計劃」。


BEA東亞銀行
小博士
KiD Master

To encourage children to develop good savings habits at an early age, BEA has developed the Kid Master children's plan, which offers a host of banking and educational benefits.
為鼓勵小孩及早培養良好的儲蓄習慣，本行特別推出「理財小博士」兒童計劃，提供豐富的理財和教育優惠。

In August 2004, BEA joined the Urban Renewal Authority in the "Building Rehabilitation Trial Scheme".

BEA has also actively participated in a number of major primary market projects, providing a comprehensive mortgage loan service.

Consumer Loans

Capitalising on the revival of the economy in 2004, BEA launched a series of loan programmes with innovative product features. These included personalised interest rate based on a customer's credit standing; payment holidays; and attractive tax loan packages. These received an encouraging market response, and successfully attracted numerous new customers to the Bank.

Credit Cards

During the past year, particular emphasis was put on strengthening the Bank's credit card business. New co-branded card programmes, namely St. James Settlement MasterCard and Henderson Club Credit Card, were introduced in 2004. Moreover, BEA was among the pioneers in the Renminbi Credit Card business, targeting frequent Hong Kong travellers to China. Launched with the cooperation of China UnionPay, the Bank is optimistic about both the acquiring business and Renminbi card issuance.

As a brand-building strategy, cardholder privileges were expanded to encourage card usage. At the same time, cross-selling opportunities were enhanced to enlarge the customer base. BEA commenced merchant acquiring service with JCB International Company Limited in December 2004 to further extend business coverage.

Careful risk management proved effective in managing the credit card charge-off ratio. Looking ahead, continual improvement in loan quality is expected, laying the base for aggressive business development.

Blue Cross Insurance

Blue Cross continued to develop general insurance and life insurance businesses through its well-established distribution network. Blue Cross offered a wide array of products, ranging from life, medical, and hospitalisation to general insurance coverage, via over 100 BEA branches and SupremeGold Centres. Other distribution channels included insurance agents, brokers, allied partners, and both the BEA and Blue Cross on-line websites.

In 2004, Blue Cross's gross premium income grew by 15%. Life insurance business increased by 65%, while general insurance and travel insurance premium income rose by 5%.

In September 2004, the Company launched a new series of medical insurance plans, Super Series, offering specific healthcare and preventive care services for individual medical customers.

Another initiative, Super Care, was developed to make it easier to access personal claims records and information on the medical provider network. Super Care is accessible by both group and individual members over the Internet.


HENDERSON CLUB
BEA
VISA

The Henderson Club Credit Card was launched in partnership with Henderson Land Development Company Limited, enabling BEA to broaden its customer base.
本行與恒基兆業地產有限公司攜手推出「恒地會信用卡」，進一步拓展信用卡客戶基礎。


BEA

The BEA Renminbi Credit Card offers added financial convenience to consumers who frequently travel to the Mainland.
東亞銀行人民幣信用卡為經常往返內地的香港居民帶來理財消費便利。

此外，東亞銀行還積極參與多項一手市場發展項目，為有關買家提供周全的按揭貸款服務。

私人貸款

東亞銀行把握2004年經濟復蘇的勢頭，推出一系列設計創新的個人貸款計劃，箇中特色包括：根據客戶實際信貸狀況而釐定的個人化利率、豁免還款期和別具吸引力的稅貸組合計劃。此等計劃推出後市場反應令人鼓舞，本行因此成功網羅了不少新客戶。

信用卡業務

年內，本行尤為重視加強信用卡業務的拓展，除發行「聖雅各福群會萬事達卡」、「恒地會信用卡」等聯營信用卡外，亦為香港首批開辦人民幣信用卡業務的金融機構之一，以往返內地的香港旅客為服務對象。本行能與中國銀聯攜手合作，對於在香港提供人民幣卡收單服務和發行人民幣卡的前景，感到樂觀。

為配合本行拓展本身品牌優勢的策略，本行不斷為信用卡客戶增添專享優惠，以進一步提高本行信用卡的使用率。同時，本行亦不斷探索跨業務銷售機會，從而擴大整體客源。2004年12月，東亞銀行與 JCB International 聯手開展商戶收單服務，藉以進一步拓展業務領域。

本行採取審慎的風險管理措施，對信用卡撇賬率的控制成效顯著。本行預期來年信貸素質可望持續改善，為本行日後積極壯大業務打好基礎。

藍十字保險

藍十字竭力透過穩健的分銷網絡，持續擴充一般保險和人壽保險業務；年內通過東亞銀行在香港的逾100間分行和顯卓理財中心，以及保險代理、經紀、聯盟夥伴、本行和藍十字網站等多重渠道，銷售範圍廣泛的保險產品，由人壽、醫療、住院至一般保險，包羅萬有。

藍十字於2004年錄得總保費收入增加達15%。人壽保險業務錄得65%的增長，一般保險和旅遊保險的保費收入增幅則為5%。

2004年9月，藍十字推出全新的「超卓醫療保險系列」，按照個別醫療保險客戶的需求而提供合適的保健醫療服務。

年內，藍十字更開發了 Super Care 網站，方便團體和個人客戶在網上查閱有關個人索償和醫療服務網絡的資料，靈活簡便。

Blue Cross 藍十字
Blue Cross Super Care
會員登入
公司登入
十足十保障

Blue Cross has developed its new "Super Care" portal to provide medical customers with 24-hour access to information and services.
藍十字推出Super Care網站，為醫療保險客戶提供24小時資訊和服務。

Corporate Banking

Corporate Lending

BEA has always maintained a strong position in the local syndication and corporate lending market, by actively arranging and underwriting syndicated and/or club deals for quality corporate customers.

During the year, BEA upheld its strong presence in the syndicated loan market by co-arranging numerous deals, including a HK$5,500 million facility to Sun Hung Kai Properties, a HK$10,000 million facility to Henderson Land Development Company Limited/Henderson Investment Limited as well as a US$360 million facility to Huawei Technologies Company Limited.

In the future, BEA will continue to improve its bottom line by providing high quality tailor-made products to customers in Hong Kong and the Asia-Pacific region. In particular, the Bank will seek to expand its exposure to well-managed medium-sized companies by arranging corporate loans and/or syndicated facilities to meet their specific funding needs.

As China continues to dismantle trade barriers in line with the WTO Accession Agreement timetable, overseas investors are expected to further step up their activity. This Bank intends to place particular attention on niche markets and the launch of new products, in order to enhance returns.

The strong recovery of the economy during the year helped to improve the equity position of many SMEs. The Bank stepped up the marketing of specialised financial packages to SMEs, in line with the changing business environment. For example, the "Corporate Tax Loan" package offered greater flexibility on the loan amount, as well as other offers.

Asset Based Finance

The loan balance in the asset based lending portfolio recorded overall growth of 21% in 2004. The growth came mainly from the segments machinery loans and private car and commercial vehicle loans. The machinery loan portfolio grew a strong 150%, as a result of increased marketing efforts and the acquisition of the loan portfolio of Trilease International Limited, an associated company of BEA. The private car and commercial vehicle loan portfolio saw an encouraging 22% rise.

The taxi and public light bus lending market remains highly competitive, amid sharp increases in refinancing activity and renewed appreciation in the value of taxi and public light bus licences. BEA continued to maintain a strong presence in the market, while adopting a more prudent lending and pricing approach.

Securities Lending

Benefiting from an aggressive posture in the active Initial Public Offering ("IPO") market in 2004, BEA raised its market share in Receiving Bank services, successfully completing eight Receiving Bank projects. The Bank has also participated actively in stagging loan business for subscription of new shares at IPO, successfully expanding its portfolio. Establishing a stronger foothold in this business is a priority of this bank.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

Bank of East Asia (Trustees) Limited is one of two approved trustees under the Mandatory Provident Fund ("MPF") Schemes Ordinance licensed to offer both the Master Trust Scheme and


BEA東亞銀行
Corporate Tax Lo
Program
企業稅務貸

The Corporate Tax Loan Programme offers corporate customers highly competitive and flexible terms to suit their diverse cash flow needs.
「企業稅務貸款計劃」迎合企業客戶各種資金調配的需要。

企業銀行業務

企業貸款

東亞銀行一直在本地銀團貸款和企業貸款市場保持強勢，積極為優質客戶安排和包銷銀團貸款及／或小型銀團貸款。

年內，本行通過聯合安排多項銀團貸款，穩佔市場份額，其中包括為新鴻基地產安排涉資港幣5,500,000,000元的貸款；為恒基兆業地產有限公司／恒基兆業發展有限公司安排涉資港幣10,000,000,000元的貸款，以及為華為技術有限公司安排涉資360,000,000美元的貸款。

展望未來，東亞銀行會繼續為香港和亞太區的客戶，度身訂造優質產品，以進一步改善經營業績，尤其是致力爭取一些管理有道的中型客戶，為其安排企業貸款及／或銀團貸款，照顧他們特殊的融資需求。

中國依據《入世議定書》持續開放貿易，海外投資者紛紛渴望能藉此機遇擴大在內地的投資。本行會將著眼點放於開拓獨特市場領域和推出更多新產品，藉以提高收益。

2004年，本港經濟強勁復蘇，有助改善不少中小企業的資產狀況。本行因應營商環境的轉變，加強對中小企業推廣各種專門的融資綜合計劃，助其拓展生意。其中一項名為「企業稅務貸款」綜合計劃，不但在貸款額上更富彈性，還提供多項其他優惠。

資產融資

2004年，東亞銀行各項資產融資貸款合共錄得21%的理想升幅，主要為機器融資貸款和私家車及商用汽車貸款業務所帶動。由於本行加強推廣，並收購了聯營機構鼎協租賃國際有限公司的整個貸款投資組合，機器融資貸款業務表現尤為出色，增長率高達150%。私家車及商用汽車貸款業務表現亦見突出，增幅為22%。

在再融資活動急增和的士及公共小巴經營牌照造價回升下，的士及公共小巴貸款市場競爭依然激烈。本行在採取更審慎貸款和定價政策的同時，亦著力維持強大的市場佔有率。

證券貸款

年內，東亞銀行受惠於新股招售蓬勃，在收票銀行服務方面提升了市場份額，成功擔任8個新股上市項目的收票銀行；同時，亦大力發展新股認購貸款業務，使整體業務更具規模。本行日後仍會著重於證券貸款業務領域佔據更顯赫的市場位置。

東亞銀行（信託）有限公司

強制性公積金

東亞銀行（信託）有限公司乃根據《強制性公積金計劃條例》，在香港同時經營集成信託計劃和行業計劃的兩個核准受託人之一。儘管強積金市場漸趨成熟，本行仍於2004年在強積金計劃成員人數和資產方面，分別錄得13%和35%的增長。東亞銀行強積金計劃所有成分基金均於年內錄得優於市場的投資回報，這實有賴本行的投資經理竭誠專業，貢獻匪淺。


GLOBAL OFFE
PLACING AND
PUBLIC OFF
Global
Offering

BEA increased its market share in Receiving Bank services, successfully completing eight Receiving Bank projects in 2004.
東亞銀行在收票銀行服務方面提升了市場份額，於2004年成功擔任8個新股上市項目的收票銀行。

Industry Scheme in Hong Kong. BEA expanded its MPF membership and assets in 2004 by 13% and 35% respectively, despite a relatively mature market. With the employment of a dedicated team of professional investment managers, all constituent funds of BEA MPF schemes recorded above-market investment returns in 2004.

Trust Service

In addition to MPF services, Bank of East Asia (Trustees) Limited also offers a wide range of trustee services, including acting as executor or trustee of wills, trustee of family trusts, investment funds, unit trusts, charities and public funds. In 2004, two sub-funds of BEA Capital Growth Fund, which is under the trusteeship of the Company, namely BEA Global Bond Fund and BEA Hong Kong Growth Fund, were successfully launched in March and December, respectively.

Business Development

As part of an ongoing effort to foster stronger customer relationships, BEA organised its annual forum in June under the theme: "BEA Forum 2004: Helping You Stay Ahead". Five distinguished business leaders were invited to share their personal insights and real-life experience with forum participants.

In October 2004, the Bank organised a seminar on the topic: "A Comprehensive Approach to E-Commerce Business". Representatives from Hong Kong Internet Registration Corporation Ltd., Hong Kong Productivity Council, VISA International, and a market leader in e-commerce spoke on the key concerns when building up an online business.

Wealth Management

Established with the mission of providing customers with superior financial planning services in an ever-changing investment environment, the new Wealth Management Division commenced operation in July 2004. The Division made an immediate impact by streamlining and diversifying the Bank's offerings in structured deposit based investment products and in unit trusts. These measures contributed to an above 70% increase in investment product related commission income in 2004, compared to the previous year.

The Wealth Management Division caters in particular for clients who are searching for secure investments that offer better rewards than bank deposits within the current low-interest rate environment. As such, BEA was among the front runners in developing principal guaranteed structured deposits. These feature strong upside potential with low risk, as they are linked to a variety of asset classes and security instruments. The Division also pioneered several multi-manager retail unit trusts, and an absolute return focused hedge fund of funds.

Structured Products

Continuing from the success of Currency and Equity Linked Deposit products, the Bank further promoted three distinct series of non-principal protected Basket Equity Linked Deposits to cater for different investors' needs, namely the Fixed Coupon Series, the Target Coupon Potential Bonus Series and the Potential Booster Coupon Series. These were all well-received and broadened the product offerings of the Bank. Furthermore, a total of seven principal protected linked deposits were launched in 2004 and generated an aggregate subscription


BEA東亞銀行
Helping You Stay Ahead
掌握優勢 早佔先機

Distinguished business leaders shared their insight and experience with forum participants at "BEA Forum 2004 – Helping You Stay Ahead".
傑出商界領袖在以「掌握優勢 早佔先機」為題的「東亞論壇2004」，與參加者分享其精闢見解和營商經驗。

信託管理服務

除強積金服務外，東亞銀行（信託）有限公司亦為客戶提供廣泛系列的信託服務，包括擔任遺囑執行人或信託人、家庭信託基金信託人、投資基金信託人、單位信託基金信託人、慈善基金信託人、公用基金信託人等。作為本行「東亞資本增長基金」的信託人，該公司分別於2004年3月和12月成功推出兩個成分基金，分別為「東亞環球債券基金」和「東亞香港增長基金」。

業務拓展

本行一向致力鞏固與客戶的關係，於2004年6月再次舉行了一年一度的「東亞論壇」，是次主題為「掌握優勢 早佔先機」，邀得5位傑出商界領袖，與參加者分享其精闢見解和營商經驗。

2004年10月，本行舉辦「全方位認識電子商貿」研討會，由香港互聯網註冊管理有限公司、香港生產力促進局、VISA International的代表和資深的電子商貿經營者，和與會者分享電子商貿的經營要點。

財富管理

東亞銀行新設的財富管理處於2004年7月啟業，主力實踐本行為客戶提供優越理財服務的信念，助其駕馭日新月異的投資環境。該處首項任務為整合本行的結構性存款投資產品和單位信託基金產品，並使有關產品種類更趨多元化，就此推行的措施均成效卓著，令2004年的投資產品相關佣金收入，相比2003年激增70%以上。

在目前的低息環境下，客戶每每渴求一些能較銀行存款帶來更大回報，兼能提供保障的投資產品。年內，該處針對客戶的需求，開創多項保本的結構性存款產品。這些產品分別與不同類別的資產和證券掛鈎，不但具增值潛力，而且投資風險亦相對較低。另外，該處還在本港率先引入採用多元經理管理模式的零售單位信託基金，以及強調提供絕對回報及採用了基金中的基金組合模式的對沖基金產品。

結構性產品

本行承接推出貨幣和股票掛鈎存款產品的傑出成績，進一步開創了三個非保本籃子股票掛鈎存款系列，以切合投資者獨特的需要，分別為「定息系列」、「目標回報潛在紅利系列」和「疊疊升潛在紅利系列」，均廣受市場歡迎，亦擴大了本行結構性投資產品的選擇範疇。此外，本行亦於2004年先後推出7個保本掛鈎存款產品，認購總額為2003年數字的4.8倍；全年掛鈎存款業務所得收入則增長1.5倍。

BEA successfully launched a series of Currency and Equity Linked Deposit products. The series has broadened the product offering of the Bank and was well received.
本行成功推出多種貨幣和股票掛鈎存款產品，擴大了本行結構性投資產品的選擇範疇，更廣受市場歡迎。

amount that was 4.8 times that in 2003. Overall, the income derived from dealing in linked deposits grew by 1.5 times in 2004.

Asset Management

Joining hands with one of the world's premier asset consultant companies, the Russell Investment Group, BEA was proud to introduce the BEA Signature Portfolio Funds in November 2004. These feature a multi-manager institutional investment approach, spreading risk and offering a sound investment strategy for those seeking to accumulate wealth over the long term. Market response to the Funds has been encouraging, with over HK$800 million raised during the initial launch period. This not only demonstrated the capability of BEA in conveying sophisticated investment ideas to retail customers, but also reflected the innovative spirit of the Bank. Responding to the needs of the market, the Bank intends to continue to offer a greater range of funds for different risk appetites, as well as to capitalise on asset management business opportunities within China.

Asset under management of MPF and unit trust businesses grew by 35% and 89% respectively during 2004. These increases led to a more than 35% rise in profits at the Bank's investment management subsidiary, East Asia Asset Management Company, Limited.

Bancassurance

To strengthen the life insurance business, BEA life insurance products were re-branded in the first quarter of 2004. The new brand, "BEA Life Insurance Series", has successfully captured the attention of both customers and the general public alike.

The Bank also extended the spectrum of insurance products offered, to good response. Happy Target Savings Insurance and Valuable Saving Insurance provide wealth accumulation options. Elder Plus Insurance offers extra care for senior customers.

Together with the launch of new products, various on-site and off-site marketing programmes were carried out. These not only helped customers build their assets, but also contributed to a significant rise in Bancassurance business in 2004. In particular, life insurance business grew by 65%.

Investment Banking and Services

East Asia Securities Company Limited – Securities Cybertrading

For the year 2004, East Asia Securities benefited from improving local market sentiment and growing investor confidence.

The Company continues to raise its standard of service, in order to meet and exceed the growing sophistication of its customers and the marketplace. The Company registered a 26% rise in the number of Cybertrading accounts during the year. As of 31st December, 2004, more than 43% of the Company's securities clients had subscribed to the Internet Trading Service.

East Asia Securities has instituted various incentive schemes to encourage clients to execute trades via its user-friendly electronic trading platform. The schemes have generated strong positive response from clients. Currently, the volume of transactions executed via the Cybertrading System, expressed as a percentage of total turnover, accounts for some 49% of trades and 36% of transaction value.


FUNDS

Newly launched products in 2004 included BEA Signature Portfolio Funds, which was designed to deliver superior, longer-term returns through expert multi-manager fund management.
本行在2004年新推出的產品包括「東亞尊享組合基金」，其投資目標是透過專業的多元基金經理所管理，為客戶帶來可觀的長遠回報。

資產管理

2004年11月，東亞銀行與全球領先資產顧問公司Russell Investment Group合作推出「東亞尊享組合基金」。此產品採用多元經理投資模式，並以有效的分散風險和投資策略，為客戶帶來長遠的財富增長。基金推出後市場反應熱烈，在首次推售期內已集得逾港幣8億元。此舉不僅突顯本行向零售客戶推介高深投資理念的實力，還反映本行力求創新的精神。為迎合市場上的各種需求，本行會繼續提供配合不同程度風險的基金產品選擇，同時力拓內地資產管理市場的商機。

本行強積金和單位信託基金業務轄下所管理的資產，於2004年分別增加約35%和89%，亦使本行專責投資管理的附屬機構 — 東亞資產管理有限公司年內溢利錄得逾35%的理想增長。

銀行保險業務

為增強東亞銀行的人壽保險業務，本行於2004年上半年內重新包裝屬下人壽保險產品，推出全新的「東亞人壽保險系列」品牌，成功吸引客戶和公眾注意。

本行更拓闊現有保險產品範疇，推出旨在提供財富累積選擇的「開心儲蓄寶」和「增值儲蓄寶」，以及專為高齡客戶提供額外保障的「耆康寶」。

除推出新產品外，本行亦推行了形形色色的市場推廣計劃，不但有助客戶累積資產，還令本行保險業務於2004年取得可觀增長，人壽保險方面的業績尤其彪炳，增幅更高達65%。

投資銀行服務

東亞證券有限公司
— 電子網絡股票買賣服務

2004年，東亞證券有限公司得益於本地市場氣氛好轉和投資信心恢復，業務續有增長。

該公司不斷提升服務水平，務求配合甚至超越客戶和市場的更高要求。年內，該公司的電子網絡股票買賣服務賬戶數目上升26%；於2004年12月31日，已有43%以上的證券客戶選用該項服務。

為鼓勵客戶使用本行操作簡易的電子交易平台買賣股票，該公司已提供各項優惠安排，並得到客戶廣泛支持。現時，透過電子網絡股票買賣系統完成的交易，分別佔本行錄得總成交宗數和總成交金額的49%和36%。

為進一步提升電子網絡股票買賣服務的水平，該公司於2004年8月引入互聯網「定點」即時股票報價服務。該項新服務類似市面上現有的「串流」式同類服務，但收費則更相宜。此外，該公司亦計劃於2005年上半年引入電子手帳為網上股票買賣渠道之一，並進一步提升「話音識別」電話買賣系統服務。


BEA Life
BEA Life
BEA Life

BEA successfully launched its new brand, "BEA Life Insurance Series", thereby expanding its range of insurance products.
本行於年內推出全新的「東亞人壽保險系列」品牌，進一步拓闊現有保險產品範圍。

With a view to further enhancing the Cybertrading Service, East Asia Securities introduced the "Snapshot" real-time Internet stock price quote service in August 2004. The snapshot price quote system offers a similar level of service as the existing "streaming" real-time stock price quote service, but at a much lower cost. East Asia Securities plans to expand its online electronic trading channels to include PDA and to further enhance its Interactive Voice Recognition Trading System in the first half of 2005.

Corporate Services

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in Hong Kong and South East Asia. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings and share registration, payroll outsourcing and fund and trust administration.

Tricor's performance for the year has shown significant progress, mainly as a result of continual business expansion, successful cost control measures and the synergies obtained from successful integration of the units that had been acquired from third parties over the past few years.

The Company's new businesses – Tricor Executive Resources Limited (the former Executive Search and Selection practice of PricewaterhouseCoopers, Hong Kong) and East Asia Corporate Services (BVI) Limited in the British Virgin Islands, both of which Tricor acquired in late 2003 – have also performed well during the year.

In September 2004, Tricor opened its second China office in Shanghai in response to the growing demand for corporate services on the Mainland. Furthermore, in October 2004, Tricor acquired the company secretarial, client accounting, payroll outsourcing and share registration businesses of PricewaterhouseCoopers in Singapore, in line with Tricor's ambition to become the leading regional player. The acquisition will help Tricor to propel its businesses into South East Asia.

As market leader in business, corporate and investor services, Tricor will continue to look for business opportunities in Hong Kong, China and other countries within the region.

China Operations

BEA Chengdu Branch and Shenzhen Luohu Sub-branch commenced business in the second half of 2004. At present, BEA has a total of 18 outlets in China, providing a wide range of quality banking services to its growing customer base. Further expansion is planned for 2005, with the opening of Hangzhou Branch and Suzhou Representative Office.

BEA Xi'an Branch and Xiamen Branch were granted a Renminbi business licence in December 2004 and January 2005 respectively, joining BEA branches in Shanghai, Shenzhen, Dalian, Guangzhou and Zhuhai to provide Renminbi banking services. In addition, BEA has submitted an application for Renminbi business licence for its Beijing branch. It is expected that related approval will soon be granted.


tricor
tricor
Tricor Services Limited

Through its subsidiary, Tricor Group, the BEA Group is well on its way to becoming the leading regional player in the corporate service business.
東亞銀行透過集團成員卓佳集團,銳意發展成為區內具領導地位的企業服務供應商。

企業服務

東亞銀行透過集團成員卓佳集團，成為香港和東南亞商務、企業及投資者服務行業的最大供應商。該等服務包括會計、公司成立、企業法規監管及公司秘書、行政人員招聘、首次公開招股及股份登記、支薪外判及基金和信託行政管理等。

由於卓佳業務持續壯大，成本控制措施卓見成效，而卓佳亦成功把近數年來從其他機構收購所得業務單位整合，因此年內業績有顯著進展。

卓佳於2003年年底收購的兩項新業務 — Tricor Executive Resources Limited (原為羅兵咸永道會計師事務所在香港的行政人員徵聘業務) 和位於英屬處女群島的 East Asia Corporate Services (BVI) Limited，年內均表現良好。

2004年9月，卓佳看準內地企業服務需求愈益殷切，在上海開設第2間內地辦事處；同年10月，收購羅兵咸永道會計師事務所在新加坡的公司秘書、客戶會計、支薪外判和股份登記業務，有助卓佳進軍東南亞市場，實現其發展為區內業界翹楚的宏圖。

卓佳作為此行業的市場領袖，將會繼續著眼於探索香港、內地和區內其他國家的商機。

中國業務

東亞銀行深圳羅湖支行和成都分行相繼於2004年下半年內啟業，將本行在內地的業務據點總數增至18個，為不斷擴大的內地客戶群提供多元而優質的銀行服務。本行計劃於2005年開設杭州分行和蘇州代表處，進一步拓展內地業務。

本行西安分行和廈門分行分別於2004年12月及2005年1月獲發人民幣業務經營牌照，連同上海、深圳、大連、廣州和珠海各分行，合力提供人民幣銀行服務。同時，本行北京分行已提出申請開展人民幣業務，預計有關申請快將批核。

東亞銀行亦於2004年12月獲得中國銀行業監督管理委員會批准，在內地推售衍生投資產品。本行將於2005年在內地引入一連串具創意的個人銀行和投資產品，藉以維持在內地外資銀行中的領導地位。

2004年，本行內地、澳門和台灣分行業務的貸款組合共錄得50%的升幅，淨經營溢利增幅則為43%。



Additional branches in China received licences to conduct Renminbi business with local companies, further strengthening the Bank's Renminbi banking services on the Mainland.
隨著更多內地分行獲發對內地企業的人民幣業務經營牌照，本行的人民幣銀行服務進一步加強。

In December 2004, BEA obtained approval from the China Banking Regulatory Commission to market derivative products in China. To maintain its leading position in China, BEA will introduce a series of innovative personal banking and investment products to the market in 2005.

BEA's branches in China, Macau and Taiwan achieved combined growth of 50% in the loan portfolio and 43% in net profit in 2004.

Overseas Operations

In 2004, BEA continued to expand and enhance the quality of its overseas banking services. A new Information Technology Platform was launched for U.S. operations in June to improve operational efficiency. In July, the West Coast Regional Office was relocated to a new building in Alhambra, California.

To strengthen BEA's presence in the U.S., The Bank of East Asia (USA) NA is now preparing to open new branches in Brooklyn, New York and Torrance, California.

In April, The Bank of East Asia (Canada) launched Cyberbanking Service for customers in Canada. The Bank is also preparing to open a new branch in Vancouver, British Columbia.

In 2004, BEA overseas business units saw net profits increase by 21%, while the loan portfolio grew by 20%. The overseas business units will continue to work toward improving profitability and providing quality niche banking services to Asian customers in their locations.

Human Resources

The Bank of East Asia Group employees at the end of December 2004:

Hong Kong	4,301
Other Greater China	1,074
Overseas	396
Total	5,771

The Bank treasures its human capital, and a series of initiatives were implemented during the year to promote professional competence, commitment and effectiveness within the workforce.

As part of this strategy, the Bank revitalised its training programmes in 2004, and identified core subjects for all staff. The Bank also expanded its employee care and recreation programmes, to enhance staff morale and team building.

After a multi-year salary freeze necessitated by the deflationary environment in Hong Kong, a salary increment was awarded to top performers in April 2004, followed by a market catch up exercise for selected positions in August. A new Senior Executive Bonus Plan was also implemented in 2004.

David LI Kwok-po
Chairman and Chief Executive

Joseph PANG Yuk-wing
Executive Director

CHAN Kay-cheung
Executive Director

Hong Kong, 3rd February, 2005

海外分行業務

2004年，東亞銀行持續擴展海外銀行服務和提升服務素質，繼於6月在美國推出嶄新資訊科技平台以提升當地業務的營運效率後，又於7月將西岸地區辦事處遷往加州亞罕布拉市 (Alhambra) 一幢新建大樓。

為拓展本行在美國市場的佔有率，美國東亞銀行正部署於紐約布魯克林 (Brooklyn) 和加州托倫斯市 (Torrance) 開設新分行。

2004年4月，加拿大東亞銀行推出電子網絡銀行服務。該行亦正籌備於英屬哥倫比亞省溫哥華市開設分行。

海外分行業務於2004年的淨經營溢利增長21%，貸款組合則增長20%。東亞銀行各海外分行均著意持續改善盈利能力，為所屬地區的亞裔客戶提供優質銀行服務。

人力資源

東亞銀行集團於2004年12月31日的員工數目如下：

香港	4,301人
大中華其他地區	1,074人
海外	396人
合共	5,771人

東亞銀行視人才為重要資產，於年內推行了一系列計劃以加強員工的專業才能、承擔感和工作效益。

為配合此策略的推行，本行於2004年重新設計員工的培訓課程，包括為全體員工釐定核心培訓項目；另外，亦擴大了員工關懷和康樂活動的範圍，藉此提高工作士氣和團隊精神。

本行因應香港通縮環境而凍薪多年後，於2004年4月調升了工作表現優良員工的薪酬，繼而於8月把部分職位的薪酬調高，以配合市場情況。年內，本行還推行了新的「高級行政人員花紅計劃」。

主席兼行政總裁
李國寶

執行董事
彭玉榮

執行董事
陳棋昌

香港，2005年2月3日



Dr. The Hon. David LI Kwok-po

GBS, Officier de la Légion d'Honneur, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Chairman and Chief Executive and Member of the Nomination Committee

Dr. Li, aged 65, is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is a Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee, a Director of Mandatory Provident Fund Schemes Authority and a Board Member of Trustees of the Better Hong Kong Foundation. Dr. Li is a Member of the Legislative Council of Hong Kong. He is the Pro-Chancellor of the University of Hong Kong. He is the Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command and also serves on Hong Kong Red Cross Advisory Board. Dr. Li is the Chairman of The International Chamber of Commerce – Hong Kong, China and the Vice President of the Council of the Hong Kong Institute of Bankers.

Dr. Li joined the Bank in 1969. He was appointed a Director in 1977, Chief Executive in 1981, Deputy Chairman in 1995 and Chairman in 1997.

Dr. Li is a Director of AviChina Industry & Technology Company Limited, China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, Henderson Cyber Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited, Sime Darby Berhad and Vitasoy International Holdings Limited.

Dr. Li is the First Honorary Chairman of Hong Kong Chamber of Commerce in China, a Board of Trustee of Asia Society International Council and Asian Business Council. He serves on the advisory board of Capital magazine and the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Daimler-Chrysler AG, Federal Reserve Bank of New York's International Advisory Committee, Komatsu, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Dr. Li is the Non-executive Chairman for Edelman Asia-Pacific, a Senior Adviser of Metrobank, a Senior Member of The Conference Board, Inc. and a Member of the Advisory Council to the Australian International School Board. He is an Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust.

Back row from left to right 後排左起	Front row from left to right 前排左起
Mr. Richard LI Tzar-kai 李澤楷先生	Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生	Dr. LEE Shau-kee 李兆基博士
Mr. Aubrey LI Kwok-sing 李國星先生	Dr. LI Fook-wo 李福和博士
Dr. Allan WONG Chi-yun 黃子欣博士	Dr. The Hon. David LI Kwok-po 李國寶博士
Mr. Winston LO Yau-lai 羅友禮先生	Mr. WONG Chung-hin 黃頌顯先生
Mr. Thomas KWOK Ping-kwong 郭炳江先生	Dr. The Hon. Simon LI Fook-sean 李福善博士
Mr. Joseph PANG Yuk-wing 彭玉榮先生	Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. TAN Man-kou 陳文裘先生	

李國寶博士

GBS, Officier de la Légion d'Honneur, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP 主席兼行政總裁及提名委員會委員

李博士，65歲，香港華商銀行公會有限公司及香港管理專業協會主席。他是銀行業務諮詢委員會、外匯基金諮詢委員會及土地基金諮詢委員會的委員。他亦是強制性公積金計劃管理局董事及香港明天更好基金之信託委員會委員。李博士是香港立法會議員。他是香港大學副校監。他是救世軍港澳軍區顧問委員會主席，亦是香港紅十字會顧問團成員。李博士亦為國際商會 — 中國香港區會主席以及香港銀行學會議會副會長。

李博士在1969年加入本行，1977年任董事，1981年任行政總裁，1995年任副主席，繼而於1997年獲委任為主席。

李博士亦出任其他機構的董事，計有：中國航空科技工業股份有限公司、招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、道瓊斯公司、粵海投資有限公司、恒基數碼科技有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP 集團有限公司、森那美有限公司及維他奶國際集團有限公司。

李博士為中國香港（地區）商會第一榮譽主席、Asia Society International Council 及Asian Business Council 信託委員會委員。他亦是 Capital magazine 諮議委員會成員以及其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、戴姆勒 — 克萊斯勒集團、紐約聯邦儲備銀行國際顧問委員會、Komatsu、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。李博士為Edelman Asia-Pacific 的非執行主席、Metrobank 的資深顧問、The Conference Board, Inc.的資深委員及Australian International School Board 諮議會成員。他亦為Cambridge Foundation 的名譽信託人及 Cambridge Overseas Trust 的信託人。

Dr. LI Fook-wo

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, Non-executive Director and Member of the Nomination Committee

Dr. Li, aged 88, is a former member of the Executive and Legislative Councils. He joined the Bank in 1940. He was appointed a Director in 1958 and was the Chief Manager from 1972 to 1976. He was appointed Chairman from 1984 to 1997. Dr. Li is the father of Mr. Aubrey LI Kwok-sing.

Mr. WONG Chung-hin

CBE, JP, Independent Non-executive Director and Member of the Audit Committee

Mr. Wong, aged 71, is a solicitor. He was appointed a Director in 1977. Mr. Wong is the Consultant of P.C. Woo & Co. He is also a Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

Dr. LEE Shau-kee

Hon. DBA, Hon. DSSc, Hon. LLD, Independent Non-executive Director and Member of the Nomination Committee

Dr. Lee, aged 76, was appointed a Director in 1987. He is the Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Dr. Lee is also the Chairman of Henderson Cyber Limited, The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is the Vice Chairman of Sun Hung Kai Properties Limited and a Director of Henderson China Holdings Limited and Hong Kong Ferry (Holdings) Company Limited.

Dr. The Hon. Simon LI Fook-sean

GBM, Hon. LLD, FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.), Non-executive Director, Chairman of the Nomination Committee and Member of the Remuneration Committee

Dr. Li, aged 82, was appointed a Director in 1987. He is a former Vice President of the Court of Appeal.

Dr. Allan WONG Chi-yun

SBS, MBE, BSc, MSEE, Hon. DTech, JP, Independent Non-executive Director, Chairman of the Remuneration Committee, Member of the Audit Committee and the Nomination Committee

Dr. Wong, aged 54, was appointed a Director in 1995. He is the Chairman and Group Chief Executive Officer of VTech Holdings Limited. Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. Wong is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He is also an independent non-executive director of China-Hongkong Photo Products Holdings Ltd. and Li & Fung Ltd.

Mr. Aubrey LI Kwok-sing

BSc, MBA, Non-executive Director, Member of the Nomination Committee and the Remuneration Committee

Mr. Li, aged 54, was appointed a Director in 1995. He is a Director of Management Capital Limited. Mr. Li possesses extensive experience in the fields of investment banking, merchant banking and capital markets. He is also a Director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd., Pokfulam Development Company Limited and Value Partners China Greenchip Fund Limited. He is the Chairman of Atlantis Asian Recovery Fund plc. Mr. Li is the son of Dr. LI Fook-wo.

李福和博士

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP 非執行董事及提名委員會委員

李博士，88歲，前任行政局及立法局議員。他在1940年加入本行，1958年獲委任為董事，1972年至1976年任總經理，1984年至1997年任主席。他是李國星先生的父親。

黃頌顯先生

CBE, JP 獨立非執行董事及審核委員會委員

黃先生，71歲，律師。他在1977年獲委任為本行董事。黃先生為胡百全律師事務所顧問。他亦是香港電燈集團有限公司及和記黃埔有限公司董事。

李兆基博士

Hon. DBA, Hon. DSSc, Hon. LLD 獨立非執行董事及提名委員會委員

李博士，76歲，在1987年獲委任為本行董事。他是恒基兆業地產有限公司及恒基兆業發展有限公司主席兼總經理、恒基數碼科技有限公司及香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席、恒基中國集團有限公司及香港小輪（集團）有限公司董事。

李福善博士

GBM, Hon. LLD, FUC (Lond.), Hon. Fellow (CUHK), LLB (Lond.) 非執行董事、提名委員會主席及薪酬委員會委員

李博士，82歲，在1987年獲委任為本行董事。他是前上訴庭副庭長。

黃子欣博士

SBS, MBE, BSc, MSEE, Hon. DTech, JP 獨立非執行董事、薪酬委員會主席、審核委員會委員及提名委員會委員

黃博士，54歲，在 1995 年獲委任為本行董事。他是偉易達集團主席兼集團行政總裁。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位和香港理工大學頒授榮譽科技博士學位。黃博士為香港應用科技研究院主席以及創新科技委員會成員。他亦為中港照相器材集團有限公司及利豐有限公司的獨立非執行董事。

李國星先生

BSc, MBA 非執行董事、提名委員會委員及薪酬委員會委員

李先生，54歲，在1995年獲委任為本行董事。他是偉業融資有限公司董事。李先生於投資銀行、商人銀行及資本市場界具廣泛經驗。他又為佳訊（控股）有限公司、大家樂集團有限公司、中國光大國際有限公司、中國（香港）石油有限公司、九龍建業有限公司、博富臨置業有限公司及 Value Partners China Greenchip Fund Limited 董事。他是 Atlantis Asian Recovery Fund plc. 主席。他是李福和博士的兒子。

Mr. Joseph PANG Yuk-wing

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive

Mr. Pang, aged 55, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group.

Mr. Pang is the Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. He is also the Chairman of the Correctional Services Children's Education Trust Investment Advisory Board. He is a Member of the Board of Hong Kong Applied Science and Technology Research Institute Co., Ltd., the Leveraged Foreign Exchange Arbitration Panel, the Investor Education Advisory Committee and the Process Review Panel for the Securities and Futures Commission. He is a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

Dr. William MONG Man-wai

Hon. DBA, Hon. LLD, Hon. DSSc, Non-executive Director

Dr. Mong, aged 77, was appointed a Director in 1995. He is the Chairman and Senior Managing Director of Shun Hing Group. Dr. Mong is a Member of the One Country Two Systems Research Institute Advisory Committee. He is the Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. Dr. Mong is the Honorary Chairman of the Board of Trustees of Nanjing University, a Consultant of the Tsinghua University Education Foundation, a Director of the Centre for Advanced Study Foundation of Tsinghua University, the Honorary Member of the Education Fund of Peking University, the Board of Trustees of Shanghai Jiao Tong University and a Member of the Board of Directors of Jinan University in Guangdong. He is also a Member of the Court of Hong Kong University of Science and Technology and Hong Kong Polytechnic University.

Mr. CHAN Kay-cheung

FHKIB, Executive Director and Deputy Chief Executive

Mr. Chan, aged 58, joined the Bank in 1965. He was the Company Secretary from 1987 to 1995 and was promoted to General Manager in 1992. Mr. Chan was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. He assists the Chief Executive in the overall management and control of the Group. Mr. Chan possesses extensive knowledge and experience in the banking industry. He is a Director of China Electronics Corporation Holdings Company Limited, Chu Kong Shipping Development Company Limited and Four Seas Food Investment Holdings Limited. He is also a Member of the MPF Industry Schemes Committee.

Mr. Winston LO Yau-lai

SBS, BSc, MSc, Independent Non-executive Director, Chairman of the Audit Committee and Member of the Remuneration Committee

Mr. Lo, aged 63, was appointed a Director in 2000. He is the Executive Chairman of Vitasoy International Holdings Limited. Mr. Lo is a Member of the National Committee of the Chinese People's Political Consultative Conference and a Member to the Court of the Hong Kong University of Science and Technology. He is also the Vice President of the Council of Outward Bound Trust of Hong Kong and a Council Member of the Cornell University. Mr. Lo is a Director of The East Asiatic Company Ltd. A/S and Ping Ping Investment Company Ltd.

彭玉榮先生

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP 執行董事兼副行政總裁

彭先生，55歲，在1973年加入本行，1991年任替任行政總裁，1992年擢升為總經理，1995年再擢升為副行政總裁並獲委任為本行董事，協助行政總裁處理本集團的整體運作及管理。

彭先生是職業訓練局銀行及金融業訓練委員會主席，以及香港銀行學會副會長。他是懲教署人員子女教育信託基金投資顧問委員會主席、香港應用科技研究院有限公司董事、槓桿式外匯仲裁委員會委員、證券及期貨事務監察委員會之投資者教育諮詢委員會及程序覆檢委員會的委員。他亦是投訴警方獨立監察委員會觀察員及香港大學僱員退休金計劃信託人。

蒙民偉博士

Hon. DBA, Hon. LLD, Hon. DSSc 非執行董事

蒙博士，77歲，在1995年獲委任為本行董事。他是信興集團主席兼董事長。蒙博士是一國兩制研究中心顧問委員會委員。他是香港電器製造業協會名譽主席。蒙博士為南京大學董事會名譽董事長、清華大學教育基金會顧問、清華大學高等研究中心基金會董事、北京大學教育基金會名譽理事、上海交通大學董事會名譽董事以及廣東暨南大學董事會董事。他亦是香港科技大學顧問委員會委員以及香港理工大學顧問委員會委員。

陳棋昌先生

FHKIB 執行董事兼副行政總裁

陳先生，58歲，在1965年加入本行，1987年至1995年任公司秘書，1992年擢升為總經理，1996年獲委任為本行董事，並於1997年擢升為副行政總裁。他協助行政總裁處理本集團的整體運作及管理。陳先生於銀行界具廣泛知識和經驗。他是中國電子集團控股有限公司、珠江船務發展有限公司及四洲食品投資控股有限公司董事。他亦為強制性公積金行業計劃委員會委員。

羅友禮先生

SBS, BSc, MSc 獨立非執行董事、審核委員會主席及薪酬委員會委員

羅先生，63歲，在2000年獲委任為本行董事。他是維他奶國際集團有限公司執行主席。羅先生是中國全國政協委員及香港科技大學顧問委員會成員。他亦是香港外展信託基金會副會長及康乃爾大學校董會校董。羅先生是 The East Asiatic Company Ltd. A/S 及平平置業有限公司董事。

Tan Sri Dr. KHOO Kay-peng

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, Non-executive Director

Tan Sri Dr. Khoo, aged 66, was appointed a Director in 2001. He is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, Morning Star Resources Limited and a director of SCMP Group Limited, Hong Kong. He is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. Tan Sri Dr. Khoo also serves as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank) and a trustee of the National Welfare Foundation.

Mr. Thomas KWOK Ping-kwong

MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 53, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. He is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Economic and Employment Council, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard LI Tzar-kai

Non-executive Director

Mr. Li, aged 38, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading information technology and telecommunications companies. He is also the Chairman and Chief Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a governor of the World Economic Forum for Information Technologies and Telecommunications and a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. Mr. Li is also a member of the Global Information Infrastructure Commission and an advisor to the United Nations Information and Communication Technologies Task Force.

Mr. TAN Man-kou

FCPA, FCA, Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 68, was appointed a Director in 2004. Mr. Tan currently serves as a consultant to Deloitte Touche Tohmatsu. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was also a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of Harbour Centre Development Limited.

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD非執行董事

丹斯里邱博士，66歲，在2001年獲委任為本行董事。他為MUI集團董事主席兼行政總裁。MUI 集團是一間業務多元化的企業集團，業務遍及亞太區、美國和英國。他亦為英國羅拉雅斯里公共上市公司 (Laura Ashley)、英國 Corus Hotels plc 及星晨集團有限公司董事主席，以及香港 SCMP 集團有限公司董事。他是美國維吉尼亞里貞大學信託人及美國西雅圖西北大學的董事。丹斯里邱博士亦是馬英商務理事會及馬中商務理事會的委員。丹斯里邱博士曾任馬來西亞旅遊發展機構(一個政府機構)主席、馬來亞銀行 (Maybank) 副董事主席，以及國家福利基金信託人。

郭炳江先生

MSc (Bus Adm), BSc (Eng), FCPA, JP 獨立非執行董事、審核委員會委員及薪酬委員會委員

郭先生，53歲，在2001年獲委任為本行董事。郭先生現為新鴻基地產發展有限公司副主席兼董事總經理，三號幹線(郊野公園段)有限公司主席、IFC Development Limited 聯席主席及新意網集團有限公司執行董事。他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長，並獲政府委任為外匯基金諮詢委員會委員、經濟及就業委員會委員、臨時建造業統籌委員會委員及可持續發展委員會成員。郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生

非執行董事

李先生，38歲，在2001年獲委任為本行董事。李先生現為亞洲主要資訊科技及電訊公司之一電訊盈科有限公司的主席、盈科拓展集團主席兼行政總裁、盈科大衍地產發展有限公司主席，以及新加坡盈科亞洲拓展有限公司主席。他是世界經濟論壇(資訊科技及電訊事務)、美國華盛頓策略及國際研究中心國際委員會的成員。此外，李先生亦是環球資訊基建委員會的成員以及聯合國資訊及通訊科技專責小組的顧問。

陳文裘先生

FCPA, FCA 獨立非執行董事及審核委員會委員

陳先生，68歲，在2004年獲委任為本行董事。他現為德勤．關黃陳方會計師行顧問。他亦是香港會計師公會和英國及威爾斯特許會計師公會的資深會員。陳先生為德勤．關黃陳方會計師行合夥人至2002年，擁有逾30年的會計經驗。作為合夥人，陳先生曾負責領導德勤提供審計、稅務、企業財務、破產及上市方面的專業服務，曾負責的客戶遍布中國、香港、歐洲及美國。

陳先生為中國人民政治協商會議全國委員會委員。他亦曾為香港特別行政區推選委員會委員。陳先生積極參與公眾服務，曾出任香港房屋協會的委員、名譽司庫及主席逾20 年，亦曾出任機場諮詢委員會委員。

陳先生為海港企業有限公司的獨立非執行董事。

CORPORATE INFORMATION
公司資料

Board of Directors 董事會

Dr. The Hon. David LI Kwok-po 李國寶博士
Chairman & Chief Executive *主席兼行政總裁*
Dr. LI Fook-wo 李福和博士
Mr. WONG Chung-hin* 黃頌顯先生*
Dr. LEE Shau-kee* 李兆基博士*
Dr. The Hon. Simon LI Fook-sean 李福善博士
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生
Mr. TAN Man-kou* 陳文裘先生*

* *Independent Non-executive Directors* * *獨立非執行董事*

Audit Committee 審核委員會

Mr. Winston LO Yau-lai *Chairman* 羅友禮先生 *主席*
Mr. WONG Chung-hin 黃頌顯先生
Dr. Allan WONG Chi-yun 黃子欣博士
Mr. Thomas KWOK Ping-kwong 郭炳江先生
Mr. TAN Man-kou 陳文裘先生

Company Secretary 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭小姐

Registered Office 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone : (852) 2842 3200 電話：(852) 2842 3200
Facsimile : (852) 2845 9333 傳真：(852) 2845 9333
Website : www.hkbea.com 網址：www.hkbea.com
E-mail : info@hkbea.com 電郵：info@hkbea.com

Auditors 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants *執業會計師*

General Managers 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, CPA, FCIS, FCS, HKSI
(Investment Banking Division) *(投資銀行處)*

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FCPA
(Strategic Planning & Control Division) *(策劃及調控處)*

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) *(個人銀行處)*

Mr. Adrian David LI Man-kiu 李民橋先生
MA (Cantab), MBA, LPC
(Corporate Banking Division) *(企業銀行處)*

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) *(中國業務總部)*

Mr. Brian David LI Man-bun 李民斌先生
MA (Cantab), MBA, ACA
(Wealth Management Division) *(財富管理處)*

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) *(營運支援處)*

Ms. WU Hang-yin 鄔杏賢小姐
ACIB, FHKIB
(Human Resources Division) *(人力資源處)*

Share Listing 股份上市

The Stock Exchange of Hong Kong Limited
香港聯合交易所有限公司

Share Registrar 股份登記處

Standard Registrars Limited 標準証券登記有限公司
Telephone : (852) 2980 1768 電話：(852) 2980 1768
Facsimile : (852) 2861 1465 傳真：(852) 2861 1465

ADR Depositary Bank 美國預託證券託管銀行

The Bank of New York The Bank of New York
Telephone : (610) 382 7836 電話：(610) 382 7836
Facsimile : (212) 571 3050 傳真：(212) 571 3050
E-mail : shareowners@bankofny.com 電郵：shareowners@bankofny.com

LIST OF BRANCHES
分行一覽



1 The Head Office – Hong Kong 香港 — 總行

CHINA 中國

2 Beijing	北京
3 Tianjin	天津
4 Dalian	大連
5 Qingdao	青島
6 Xi'an	西安
7 Wuhan	武漢
8 Shanghai	上海
◦ Pudong	◦ 浦東
◦ Puxi	◦ 浦西
◦ Gubei	◦ 古北
9 Chengdu	成都
10 Chongqing	重慶
11 Fuzhou	福州
12 Xiamen	廈門
13 Guangzhou	廣州
◦ Tianhelu	◦ 天河路
◦ Huanshilu	◦ 環市路
14 Shenzhen	深圳
◦ Futian	◦ 福田
◦ Luohu	◦ 羅湖
15 Zhuhai	珠海
16 Macau	澳門
17 Taipei	台北
18 Kaohsiung	高雄

OVERSEAS 海外

19 British Columbia	英屬哥倫比亞
◦ Richmond	◦ 烈治文
20 Ontario	安大略
◦ Richmond Hill	◦ 烈治文山
◦ Markham	◦ 萬錦
◦ Mississauga	◦ 密西西加
◦ Scarborough	◦ 士嘉堡
21 Los Angeles	洛杉磯
◦ Alhambra	◦ 亞罕布拉
◦ City of Industry	◦ 工業市
◦ Temple City	◦ 天普市
22 New York	紐約
◦ New York Chinatown	◦ 紐約唐人街
◦ Flushing	◦ 法拉盛
23 British Virgin Islands	英屬處女群島
24 Birmingham	伯明翰
25 London	倫敦

SOUTHEAST ASIA 東南亞

26 Kuala Lumpur	吉隆坡
27 Singapore	新加坡
28 Labuan	納閩


NEW TERRITORIES
KOWLOON
OUTLYING ISLANDS

HONG KONG BRANCH NETWORK 香港分行網絡

S 1 Main Branch 總行

Hong Kong Branches 香港分行

	No.	Branch	分行
	2	Aberdeen	香港仔
S	3	BEA Harbour View Centre	東亞銀行港灣中心
	4	Bonham Road	般含道
	5	Caine Road	堅道
S	6	Causeway Bay	銅鑼灣
	7	Central	中區
	8	Chai Wan	柴灣
	9	Des Voeux Road West	德輔道西
	10	Happy Valley	跑馬地
	11	Harbour Road	港灣道
	12	International Finance Centre	國際金融中心
	13	Johnston Road	莊士敦道
	14	Kennedy Town Centre	堅城中心
	15	King's Road	英皇道
	16	Lei Tung Estate	利東邨
S	17	North Point	北角
	18	Port Centre	利港中心
	19	Quarry Bay	鰂魚涌
S	20	Queen's Road Central	皇后大道中
	21	Queen's Road East	皇后大道東
	22	Revenue Tower	稅務大樓
	23	Sai Wan Ho	西灣河
	24	Sai Ying Pun	西營盤
	25	Shaukiwan	筲箕灣
S	26	Sheung Wan	上環
	27	Siu Sai Wan	小西灣
S	28	Taikoo Shing	太古城
	29	The University of Hong Kong	香港大學
	30	Times Square	時代廣場
S	31	United Centre	統一中心
S	32	Wanchai	灣仔
	33	Wong Chuk Hang	黃竹坑

Kowloon Branches 九龍分行

	No.	Branch	分行
	34	Amoy Plaza	淘大商場
	35	Castle Peak Road	青山道
	36	Cheung Sha Wan Road	長沙灣道
	37	Chuk Yuen Estate	竹園邨
	38	Festival Walk	又一城
	39	Hoi Yuen Road	開源道
	40	Hong Kong Baptist University	香港浸會大學
	41	Houston Centre	好時中心
S	42	Jordan	佐敦
	43	Kowloon City	九龍城
S	44	Kwun Tong	觀塘
	45	Laguna City	麗港城
S	46	Langham Place	朗豪坊
	47	Lok Fu Estate	樂富邨
	48	Lower Wong Tai Sin Estate	黃大仙下邨
S	49	Ma Tau Wei Road	馬頭圍道
	50	Mei Foo Sun Chuen	美孚新邨
	51	Metropolis	國際都會
S	52	Mongkok	旺角
S	53	Mongkok North	旺角北
	54	Olympian City	奧海城
S	55	One Peking	北京道一號
	56	Pau Chung Street	炮仗街
S	57	Prince Edward	太子
S	58	San Po Kong	新蒲崗
	59	Shamshuipo	深水埗
	60	Tai Hang Tung	大坑東
	61	Tokwawan	土瓜灣
S	62	Tsim Sha Tsui	尖沙咀
	63	Tsz Wan Shan	慈雲山
	64	Waterloo Road	窩打老道
	65	Whampoa Garden	黃埔花園
S	66	Yaumatei	油麻地

New Territories Branches 新界分行

	No.	Branch	分行
	67	Chung Fu Shopping Centre	頌富商場
	68	Chung On Estate	頌安邨
	69	Fanling	粉嶺
	70	Ha Kwai Chung	下葵涌
	71	Lee On Estate	利安邨
	72	Lingnan University	嶺南大學
	73	Metro City Plaza	新都城中心
	74	Ming Tak Estate	明德邨
	75	Park Central	將軍澳中心
	76	Shatin Plaza	沙田廣場
	77	Sheung Kwai Chung	上葵涌
	78	Sheung Shui	上水
	79	Sun Chui Estate	新翠邨
	80	Tai Po	大埔
	81	Tai Po Plaza	大埔廣場
	82	Tai Wai	大圍
	83	The Hong Kong Institute of Education	香港教育學院
	84	Tsing Yi Garden	青怡花園
S	85	Tsuen Wan	荃灣
	86	Tuen Mun	屯門
S	87	Tuen Mun Town Plaza	屯門市廣場
S	88	Yuen Long	元朗

Outlying Islands Branches 離島分行

	No.	Branch	分行
	89	Cheung Chau	長洲
	90	Fu Tung Estate	富東邨
	91	Silvermine Bay	梅窩
	92	Tai O	大澳

S With SupremeGold Centre
設有顯卓理財中心

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
Beijing Branch	北京分行	(86 10) 6554 3101
Shanghai Branch	上海分行	(86 21) 6888 0333
Shanghai Puxi Sub-Branch	上海浦西支行	(86 21) 6323 3518
Shanghai Gubei Sub-Branch	上海古北支行	(86 21) 6208 3102
Dalian Branch	大連分行	(86 411) 8265 2873
Xi'an Branch	西安分行	(86 29) 8720 1158
Xiamen Branch	廈門分行	(86 592) 585 4986
Guangzhou Branch	廣州分行	(86 20) 8755 1892
Guangzhou Huanshilu Sub-Branch	廣州環市路支行	(86 20) 8386 1228
Shenzhen Branch	深圳分行	(86 755) 8203 2782
Shenzhen Luohu Sub-Branch	深圳羅湖支行	(86 755) 8229 8786
Zhuhai Branch	珠海分行	(86 756) 889 6868
Chengdu Branch	成都分行	(86 28) 8620 2088
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Qingdao Representative Office	青島代表處	(86 532) 287 7700
Fuzhou Representative Office	福州代表處	(86 591) 8780 9306
Wuhan Representative Office	武漢代表處	(86 27) 8376 8690
Chongqing Representative Office	重慶代表處	(86 23) 6373 0386
Macau Branch	澳門分行	(853) 370 662
Taipei Branch	台北分行	(886 2) 2545 5638
Kaohsiung Branch	高雄分行	(886 7) 225 2238

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 238 8200
New York Wholesale Branch	紐約企業分行	(1 212) 238 8200
Los Angeles Branch	洛杉磯分行	(1 626) 656 8818
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 212) 238 8208
◦ Canal Street Main Branch	◦ 堅尼路總行	(1 212) 238 8208
◦ Alhambra Branch	◦ 亞罕布拉市分行	(1 626) 300 8888
◦ City of Industry Branch	◦ 工業市分行	(1 626) 965 3938
◦ Temple City Branch	◦ 天普市分行	(1 626) 656 8888
◦ Flushing Loan Production Office	◦ 法拉盛貸款辦事處	(1 718) 886 9765
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
◦ Richmond Hill Main Branch	◦ 烈治文山總行	(1 905) 882 8182
◦ Markham Branch	◦ 萬錦分行	(1 905) 940 2218
◦ Mississauga Branch	◦ 密西西加分行	(1 905) 890 2388
◦ Scarborough Branch	◦ 士嘉堡分行	(1 416) 298 6883
◦ Richmond Branch, Vancouver	◦ 溫哥華烈治文分行	(1 604) 278 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女群島)有限公司	(1 284) 494 6775
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2026 6210



Quality Solutions
優質方案



We at BEA keep close watch on market trends, delivering solutions that cater to the ever-changing needs of our customers. We offer a full range of tailor-made retail and wholesale banking solutions that ensure an exceptional banking experience.

東亞銀行洞悉市場先機，務求為客戶度身設計合適方案，配合其不斷轉變的需求。本行全面的零售和批發理財產品，讓客戶體驗超卓的銀行服務。

The Directors have pleasure in presenting their annual report together with the audited accounts for the year ended 31st December, 2004.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

PROFIT

The consolidated profit of the Group for the year ended 31st December, 2004, together with particulars of the appropriations that have been made therefrom or that are recommended, and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 70 to 138.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

DONATIONS

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$2,043,000 (2003: HK$3,881,000).

FIXED ASSETS

Details of the movements in fixed assets are set out in Note 26 on the accounts.

SHARE CAPITAL

During the year, a sum of HK$33,203,000 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 13,281,026 shares of HK$2.50 each that were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2003 final dividend and the 2004 interim dividend.

During the year, 11,264,000 shares of HK$2.50 each were issued for cash of HK$172,389,000 on the exercise of options granted under the approved Staff Share Option Schemes.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2004.

DIRECTORS

The present Directors of the Bank are shown on page 42.

TAN Man-kou was appointed an Independent Non-executive Director of the Bank on 1st December, 2004. He, being eligible, offers himself for re-election at the Annual General Meeting to be held on Friday, 8th April, 2005 ("2005 AGM").

In accordance with the Articles of Association of the Bank, all Directors, including Non-executive Directors, are subject to retirement by rotation and re-election at the annual general meeting. Accordingly, LI Fook-wo, Joseph PANG Yuk-wing, Thomas KWOK Ping-kwong and Richard LI Tzar-kai will retire and, being eligible, offer themselves for re-election at the 2005 AGM.

No Director proposed for re-election at the 2005 AGM has an unexpired service contract that is not determinable by the Bank or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(p)(iv) and 37 on the accounts.

董事會仝寅現謹向各股東發表董事會報告書及截至2004年12月31日止年度的已審核的賬項。

主要業務

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務，以及商務、企業及投資者服務。

溢利

本集團截至2004年12月31日止年度的綜合溢利連同此等溢利的分配或有關建議，及本銀行和本集團於當日的財政狀況，請參閱本年報第70頁至第138頁。

主要客戶

董事會認為，本集團5位最大客戶所佔是年度本集團總利息及其他營業收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣2,043,000元(2003年為港幣3,881,000元)。

固定資產

固定資產的變動詳情載於賬項附註26。

股本

年內，本銀行由股份溢價賬項中撥出港幣33,203,000元作為資本，以發行及繳足13,281,026股每股面值港幣2.50元的股份，派發予各選擇以新股份代替2003年度末期股息及2004年度中期股息的股東。

本年內，在認可僱員認股計劃認股權方面，以溢價發行11,264,000股每股面值港幣2.50元的股份，所得現金為港幣172,389,000元。

買賣本銀行上市證券

截至2004年12月31日止的年度內，本銀行或其任何附屬公司並無購入、出售或贖回本銀行的上市證券。

董事會

本銀行現任董事的名單載於本年報第42頁。

陳文裘於2004年12月1日獲委任為本銀行獨立非執行董事。他將在2005年4月8日星期五舉行的股東周年常會(「2005股東周年常會」)上膺選連任。

按照本銀行組織章程，各董事，包括非執行董事，須在股東周年常會上輪值告退及膺選連任。根據此規定，李福和、彭玉榮、郭炳江及李澤楷將在2005股東周年常會上輪值告退，並願膺選連任。

所有擬在2005股東周年常會上膺選連任的董事，並沒有尚未屆滿的服務合約，該等合約屬本銀行或其附屬公司在一年內不可在不予賠償(法定賠償除外)的情況下終止者。

本年內凡與本銀行或其任何附屬公司業務有重大關係的合約，本銀行各董事均無佔有任何實質上的權益。

除本銀行業務外，本銀行各董事並無在其他業務中佔有權益，而該其他業務直接或間接與本銀行的業務構成競爭或可能構成競爭。

除於下列「認股權資料」項下及賬項附註2(p)(iv)及37所詳載的僱員認股計劃外，本年內本銀行或其任何附屬公司並無簽訂任何合約，以致本銀行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本銀行或其他法人團體的股份或債券而獲益。

The Bank has received independence confirmation from the Independent Non-executive Directors, namely: WONG Chung-hin, LEE Shau-kee, Allan WONG Chi-yun, Winston LO Yau-lai, Thomas KWOK Ping-kwong and TAN Man-kou, and considers them to be independent.

The Chairman received HK$200,000 and each of the other Directors, including the Independent Non-executive Directors, received HK$100,000, as directors' fees for the year ended 31st December, 2004.

The fee to the Director who was appointed during the year was paid in accordance with his length of service.

AUDIT COMMITTEE

The composition of the Audit Committee is shown on page 42. TAN Man-kou was appointed as a member of the Audit Committee on 1st December, 2004. All the members are Independent Non-executive Directors.

The Audit Committee is responsible for reviewing the financial controls, internal control and risk management systems, annual report and accounts, and half-year report. All issues raised have been addressed by management. The work and findings of the Committee have been reported to the Board. During the year, no issues brought to the attention of management and the Board were of sufficient importance to require disclosure in the Annual Report.

The Audit Committee met three times during 2004. Winston LO Yau-lai and Allan WONG Chi-yun attended all three meetings; WONG Chung-hin and Thomas KWOK Ping-kwong attended two meetings each; TAN Man-kou attended one meeting (the only meeting held following his appointment to the Audit Committee).

The Chairman received HK$20,000 and each of the other members of the Audit Committee received HK$10,000 as remuneration for the year ended 31st December, 2004.

NOMINATION COMMITTEE

The Nomination Committee is chaired by Simon LI Fook-sean. The other members are David LI Kwok-po, LI Fook-wo, LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

The Nomination Committee is responsible for recommending to the Board all new appointments of Directors, senior management and key personnel of the Bank, and for review of management succession planning for senior management and key personnel of the Bank.

No remuneration was paid to the Chairman or members of the Nomination Committee for the year ended 31st December, 2004.

REMUNERATION COMMITTEE

The Remuneration Committee is chaired by Allan WONG Chi-yun. The other members are Simon LI Fook-sean, Aubrey LI Kwok-sing, Winston LO Yau-lai and Thomas KWOK Ping-kwong.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Bank's remuneration policy, and for the formulation and review of the specific remuneration packages of all Executive Directors and senior management of the Bank.

The Chairman received HK$20,000 and each of the other members of the Remuneration Committee received HK$10,000 as remuneration for the year ended 31st December, 2004.

OTHER COMMITTEES

There are ten other specialised committees formed under the Board, namely: Sealing Committee, Executive Committee, Risk Management Committee, Credit Committee, Asset and Liability Management Committee, Operational and Other Risks Management Committee, Investment Committee, Policy Committee, Crisis Management Committee and Steering Committee for the Basel Project. The roles, functions and composition of these committees are disclosed in Part (6) of Unaudited Supplementary Financial Information.

本銀行已收到獨立非執行董事：黃頌顯、李兆基、黃子欣、羅友禮、郭炳江及陳文裘的獨立性確認函。本銀行對他們的獨立性表示認同。

本銀行主席獲港幣200,000元，而其他董事包括獨立非執行董事各獲得港幣100,000元，作為截至2004年12月31日止財政年度的董事袍金。

在年內獲委任的董事之袍金則按其服務期支付。

審核委員會

審核委員會的成員名單刊載於本年報第42頁。陳文裘於2004年12月1日獲委任為審核委員會委員。該委員會的所有成員均為獨立非執行董事。

審核委員會負責檢討財務監控、內部監控及風險管理系統；審閱年度報告及賬目，以及半年度報告。所發現的事項已交由管理層處理。委員會的工作情況及審閱結果已向董事會報告。在年內，已提交管理層以及董事會所需留意的事項，其重要性不足以需在年報內披露。

審核委員會在2004年內共舉行了三次會議。羅友禮及黃子欣均出席所有會議；黃頌顯及郭炳江各出席兩次會議；陳文裘出席一次會議（其獲委任後只舉行了一次會議）。

審核委員會的主席獲港幣20,000元，而其他委員各獲得港幣10,000元，作為截至2004年12月31日止年度的酬金。

提名委員會

提名委員會的主席為李福善，其他成員包括李國寶、李福和、李兆基、黃子欣及李國星。

提名委員會負責就本銀行委任董事、高層管理人員及主要職員，以及審議高層管理人員及主要職員的繼任安排，向董事會提出建議。

提名委員會的主席及各成員在2004年12月31日止的年度內並無獲支付任何薪酬。

薪酬委員會

薪酬委員會的主席為黃子欣，其他成員包括李福善、李國星、羅友禮及郭炳江。

薪酬委員會負責就本銀行的薪酬政策，以及就訂立及審議本銀行的執行董事及高層管理人員的特定薪酬待遇，向董事會提出建議。

薪酬委員會的主席獲港幣20,000元，而其他成員各獲得港幣10,000元，作為截至2004年12月31日止年度的酬金。

其他委員會

其他10個由董事會成立的專責委員會包括印章委員會、執行委員會、風險管理委員會、信貸委員會、資產負債管理委員會、營運及其他風險管理委員會、投資委員會、政策委員會、危機管理委員會以及巴塞爾項目督導委員會。該等委員會的角色、職能及組織載於未經審核補充財務資料第(6)項下。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31st December, 2004, interests and short positions of the Directors and Chief Executive in the shares, underlying shares and debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were as follows:

I. Long positions in shares of the Bank

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	19,742,844		
	Interest of spouse	647,600	20,390,444 [1]	1.37
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,955,378	32,191,182 [2]	2.16
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941 [3]	0.03
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985 [4]	0.11
Simon LI Fook-sean	Beneficial owner	894,000		
	Interest of spouse	3,152,800		
	Founder of discretionary trust	43,405,385	47,452,185 [5]	3.18
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,482,901	10,483,025 [6]	0.70
Aubrey LI Kwok-sing	Beneficial owner	23,391		
	Interest of spouse	34,154		
	Beneficiary of discretionary trust	30,955,378	31,012,923 [7]	2.08
Joseph PANG Yuk-wing	Beneficial owner	349,718	349,718	0.02
William MONG Man-wai	Beneficial owner	807,693		
	Interest of corporation	5,242,661	6,050,354 [8]	0.41
CHAN Kay-cheung	Beneficial owner	348,800	348,800	0.02
Winston LO Yau-lai	Trustee of trust	258,390	258,390 [9]	0.02
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000 [10]	0.07
Thomas KWOK Ping-kwong	–	–	Nil	Nil
Richard LI Tzar-kai	–	–	Nil	Nil
TAN Man-kou	–	–	Nil	Nil

董事及行政總裁權益

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)公布的各董事及行政總裁於2004年12月31日所持有本銀行及任何其相聯法團(定義見《證券及期貨條例》第XV部)的股份，相關股份及債權證中的權益及淡倉的詳情如下：

I. 本銀行股份權益的好倉

姓名	身分及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	19,742,844		
	配偶的權益	647,600	20,390,444[1]	1.37
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,955,378	32,191,182[2]	2.16
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.03
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.11
李福善	實益擁有人	894,000		
	配偶的權益	3,152,800		
	酌情信託的成立人	43,405,385	47,452,185[5]	3.18
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,482,901	10,483,025[6]	0.70
李國星	實益擁有人	23,391		
	配偶的權益	34,154		
	酌情信託的受益人	30,955,378	31,012,923[7]	2.08
彭玉榮	實益擁有人	349,718	349,718	0.02
蒙民偉	實益擁有人	807,693		
	法團的權益	5,242,661	6,050,354[8]	0.41
陳棋昌	實益擁有人	348,800	348,800	0.02
羅友禮	信託的受託人	258,390	258,390[9]	0.02
邱繼炳	法團的權益	1,000,000	1,000,000[10]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無

Notes:

1 *David LI Kwok-po was the beneficial owner of 19,742,844 shares and he was deemed to be interested in 647,600 shares through the interests of his spouse, Penny POON Kam-chui.*

2 *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,955,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercised his discretion. The disclosure of these 30,955,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,955,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 7 below).*

3 *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4 *LEE Shau-kee was the beneficial owner of 647,985 shares.*

LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited, which was 36.91% held by Henderson Investment Limited, which in turn was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5 *Simon LI Fook-sean was the beneficial owner of 894,000 shares and he was deemed to be interested in 3,152,800 shares through the interests of his spouse, YANG Yen-ying. The remaining 43,405,385 shares were held by two discretionary trusts, Settlement of Dr. Simon F.S. Li and The Longevity Trust, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercised his discretion. The disclosure of these 43,405,385 shares was made on a voluntary basis.*

6 *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

7 *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 34,154 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,955,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,955,378 shares as founder of the discretionary trust (please refer to note 2 above).*

8 *William MONG Man-wai was the beneficial owner of 807,693 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai, who is the Chairman of these corporations.*

9 *Winston LO Yau-lai was deemed to be interested in 258,390 shares that were held by K.S. Lo Foundation of which he was a trustee.*

10 *KHOO Kay-peng was deemed to be interested in 1,000,000 shares that were held through Bonham Industries Limited, a company beneficially owned by him.*

附註:

1 李國寶為19,742,844股的實益擁有人。由於其配偶潘金翠擁有647,600股之權益,他亦被視為擁有該等股份。

2 李福和為1,235,804股的實益擁有人。餘下之30,955,378股由The Fook Wo Trust持有,李福和為該信託的成立人,惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。李國星作為該信託其中一位酌情受益人,亦擁有該30,955,378股的權益(請參閱下列附註7)。

3 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益,他亦被視為擁有該等股份。

4 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有73.48%股權的恒基兆業發展有限公司持有中華煤氣36.91%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產61.87%股權。Hopkins (Cayman) Limited(「Hopkins」),作為一個單位信託(「該單位信託」)的受託人,擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」),分別為不同全權信託的受託人,持有該單位信託的單位。李兆基擁有Hopkins,Rimmer及Riddick的全部已發行股份。

5 李福善為894,000股的實益擁有人。由於其配偶楊延茵擁有3,152,800股之權益,他亦被視為擁有該等股份。餘下之43,405,385股由兩個酌情信託Settlement of Dr. Simon F.S. Li及The Longevity Trust持有,李福善為該兩個酌情信託的成立人,惟他不可以影響受託人如何行使其酌情權。披露該43,405,385股出於自願性質。

6 由於其配偶郭志蕙擁有124股之權益,黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人,他亦被視為擁有該酌情信託所持有的10,482,901股。

7 李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有34,154股之權益,他亦被視為擁有該等股份。餘下之30,955,378股由一個酌情信託The Fook Wo Trust持有,李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人,李福和亦已就該等30,955,378股作出披露(請參閱上列附註2)。

8 蒙民偉為807,693股的實益擁有人。餘下的5,242,661股當中:(i) 4,502,798股由信興電器貿易有限公司持有;(ii) 668,323股由信興科技有限公司持有;及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

9 由於羅友禮為K.S. Lo Foundation的一位受託人,他被視為擁有K.S. Lo Foundation持有之258,390股。

10 邱繼炳被視為擁有由他實益擁有的Bonham Industries Limited持有之1,000,000股。

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank

Share options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these share options during the year ended 31st December, 2004 is shown in the following section under the heading "Information on Share Options".

III. Interests in debentures of the associated corporation of the Bank

Name	Issuer	Capacity and nature	Amount of debentures	Total
Simon LI Fook-sean	East Asia Financial Holding (BVI) Limited	Beneficial owner	US$1,000,000	
		Founder of discretionary trust	US$1,000,000	US$2,000,000

Note: Simon LI Fook-sean was the beneficial owner of the debentures of East Asia Financial Holding (BVI) Limited ("EAFH (BVI)") in the amount of US$1,000,000 and he was deemed to be interested in the debentures of EAFH (BVI) in the amount of US$1,000,000 held by a discretionary trust, Settlement of Dr. Simon F.S. Li, of which Simon LI Fook-sean was the founder, but he had no influence on how the trustee exercised his discretion. The disclosure of the US$1,000,000 debentures held by the discretionary trust was made on a voluntary basis.

Save as disclosed above, as at 31st December, 2004, under Part XV of the SFO, none of the Directors or the Chief Executive of the Bank had, nor were they taken to or deemed to have, any interests or short positions in the shares, underlying shares or debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the SFO) or any interests that are required to be entered into the register kept by the Bank pursuant to section 352 of the SFO or any interests that are required to be notified to the Bank and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

II. 本銀行相關股份(就股本衍生工具而言)的好倉

根據本銀行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2004年12月31日止期間的資料，見於下列「認股權資料」項下。

III. 本銀行相關法團債權證權益

姓名	發行人	身分及性質	債權證數額	總數
李福善	East Asia Financial Holding (BVI) Limited	實益擁有人	1,000,000美元	
		酌情信託的成立人	1,000,000美元	2,000,000美元

附註：李福善實益擁有為數1,000,000美元由East Asia Financial Holding (BVI) Limited(「EAFH (BVI)」)發行的債權證，而他亦被視為擁有由一個酌情信託Settlement of Dr. Simon F.S. Li持有為數1,000,000美元由EAFH (BVI)發行的債權證。李福善為該酌情信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該等由酬情信託持有之1,000,000美元債權證出於自願性質。

除上文所披露者外，於2004年12月31日，本銀行各董事或行政總裁概無根據《證券及期貨條例》第XV部於本銀行或其任何相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份或債權證中擁有(或根據《證券及期貨條例》的有關規定被認為或被視作擁有)任何權益或淡倉，或任何必須列入本銀行根據《證券及期貨條例》第352條予以存置的登記冊內的權益，或任何根據《上市規則》所載「上市發行人董事進行證券交易的標準守則」必須向本行及香港聯合交易所有限公司申報的權益。

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Listing Rules was as follows:

(1) Movement of share options during the year ended 31st December, 2004:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding At 1/1/2004	Granted	Exercised	Lapsed	Outstanding at 31/12/2004
David LI Kwok-po	21/4/1999	145,000	–	145,000[c]	–	Nil
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	–	1,000,000[b]	–	–	1,000,000
Joseph PANG Yuk-wing	21/4/1999	130,000	–	130,000[c]	–	Nil
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	–	500,000[b]	–	–	500,000
CHAN Kay-cheung	21/4/1999	130,000	–	130,000[c]	–	Nil
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	–	500,000[b]	–	–	500,000
Aggregate of other Employees*	21/4/1999	331,000	–	331,000[c]	–	Nil
	20/4/2000	3,293,000	–	2,218,000[c]	–	1,075,000
	19/4/2001	1,785,000	–	1,250,000[c]	–	535,000
	18/4/2002	1,800,000	–	655,000[c]	–	1,145,000
	02/5/2003	13,165,000	–	6,405,000[c]	190,000	6,570,000
	22/4/2004	–	13,495,000[b]	–	450,000	13,045,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

認股權資料

根據《上市規則》所披露有關認股權的資料如下：

(1) 截至2004年12月31日止年內認股權的變動：

		認股權數目				
姓名	授予日期[a]	於1/1/2004日 尚未行使	授出	行使	失效	於31/12/2004日 尚未行使
李國寶	21/4/1999	145,000	–	145,000[c]	–	無
	20/4/2000	145,000	–	–	–	145,000
	19/4/2001	850,000	–	–	–	850,000
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	–	1,000,000[b]	–	–	1,000,000
彭玉榮	21/4/1999	130,000	–	130,000[c]	–	無
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	–	500,000[b]	–	–	500,000
陳棋昌	21/4/1999	130,000	–	130,000[c]	–	無
	20/4/2000	130,000	–	–	–	130,000
	19/4/2001	400,000	–	–	–	400,000
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	–	500,000[b]	–	–	500,000
其他僱員的總數*	21/4/1999	331,000	–	331,000[c]	–	無
	20/4/2000	3,293,000	–	2,218,000[c]	–	1,075,000
	19/4/2001	1,785,000	–	1,250,000[c]	–	535,000
	18/4/2002	1,800,000	–	655,000[c]	–	1,145,000
	02/5/2003	13,165,000	–	6,405,000[c]	190,000	6,570,000
	22/4/2004	–	13,495,000[b]	–	450,000	13,045,000

* *按香港《僱傭條例》所指的「連續合約」工作的僱員*

(2) No share options were cancelled during the year ended 31st December, 2004.

(3) The accounting policy adopted for share options is set out in Note (2(p)(iv)) on the accounts.

Notes:

a Particulars of share options:

Date of Grant	Vesting Period	Exercise Period	Exercise Price Per Share HK$
21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23

b (i) The closing price of the shares of the Bank immediately before 22nd April, 2004 on which the options were granted was HK$23.20.

(ii) Value of share options granted during the year ended 31st December, 2004:

The Directors consider that it is not appropriate to disclose the value of options granted during the year ended 31st December, 2004, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based upon speculative assumptions would not be meaningful and would be misleading to shareholders.

c Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2004:

Date of Grant	No. of Options Exercised	Exercise Price Per Share HK$	AWA Closing Price HK$
21/4/1999	736,000	12.09	24.18
20/4/2000	2,218,000	16.46	23.45
19/4/2001	1,250,000	16.96	23.82
18/4/2002	655,000	15.80	23.90
02/5/2003	6,405,000	14.90	22.33

Save as disclosed above, as at 31st December, 2004, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

(2) 截至2004年12月31日止年內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(p)(iv)。

附註：

a 認股權詳情：

授予日期	有效期	行使期	每股行使價 港幣(元)
21/4/1999	21/4/1999 - 20/4/2000	21/4/2000 - 21/4/2004	12.09
20/4/2000	20/4/2000 - 19/4/2001	20/4/2001 - 20/4/2005	16.46
19/4/2001	19/4/2001 - 18/4/2002	19/4/2002 - 19/4/2006	16.96
18/4/2002	18/4/2002 - 17/4/2003	18/4/2003 - 18/4/2007	15.80
02/5/2003	02/5/2003 - 01/5/2004	02/5/2004 - 02/5/2008	14.90
22/4/2004	22/4/2004 - 21/4/2005	22/4/2005 - 22/4/2009	23.23

b (i) 本銀行股份在緊接2004年4月22日授出認股權當日之前的收市價為港幣23.20元。

(ii) 在截至2004年12月31日止年內授出認股權的價值：

董事會認為評估認股權的價值涉及多方面主觀及不肯定的假設，因此不宜披露於截至2004年12月31日止年內授出之認股權的價值。董事會相信基於揣測性的假設以評估認股權的價值意義不大，且對股東有所誤導。

c 在截至2004年12月31日止年內本銀行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價 港幣(元)	全年加權 平均收市價 港幣(元)
21/4/1999	736,000	12.09	24.18
20/4/2000	2,218,000	16.46	23.45
19/4/2001	1,250,000	16.96	23.82
18/4/2002	655,000	15.80	23.90
02/5/2003	6,405,000	14.90	22.33

除上述所披露外，於2004年12月31日，本銀行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授予或行使任何權利，以認購本銀行或其任何相聯公司的股本或債務證券。

INFORMATION ON SHARE OPTION SCHEME

The following is a summary of the Staff Share Option Scheme 2002 that was adopted on 26th March, 2002 (the "Scheme") disclosed in accordance with the Listing Rules:

1 **Purpose of the Scheme:**

(a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

(b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2 **Participants of the Scheme:**

The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3 **Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2004:**

The number of shares available for issue under the Scheme is 71,696,959 shares representing 4.81% of the issued share capital at 31st December, 2004.

4 **Maximum entitlement of each participant under the Scheme:**

No options may be granted to any eligible persons, which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5 **The period within which the shares must be taken up under an option:**

Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6 **The minimum period for which an option must be held before it can be exercised:**

From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7 **The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:**

N/A

8 **The basis of determining the exercise price:**

The exercise price is determined by the Directors and being not less than the highest of:

(a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

(b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

(c) the nominal value of the Bank's shares.

9 **The remaining life of the Scheme:**

The Scheme Period will end on 25th March, 2007.

認股權計劃資料

根據《上市規則》披露的有關於2002年3月26日採納的僱員認股計劃2002（「計劃」）的摘要如下：

1 計劃的目的：

(a) 本計劃屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。

(b) 本計劃為合資格人士提供機會持有本銀行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2 計劃的參與人：

董事會可按其酌情權，向本集團任何僱員，包括執行董事和行政總裁，授予認股權。

3 計劃中可予發行的股份數目及其於2004年12月31日佔已發行股本的百分率：

計劃中可予發行的股份數目為71,696,959股，佔本行於2004年12月31日已發行股本的4.81%。

4 計劃中每名參與人可獲授權益上限：

凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日（包括當日）止十二個月內，因行使已經根據或將會根據本計劃及本銀行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使的認股權）時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權，須受載於該計劃的規則內的若干規定所約束。

5 可根據認股權認購股份的期限：

由該認股權授予日的第一周年開始截至授予日的第五周年止。

6 認股權行使之前必須持有的最短期限：

由認股權授出之日起直至授予日的第一周年之前一日。

7 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限：

不適用

8 行使價的釐定基準：

行使價由董事會釐定，但不少於下列的較高價：

(a) 於授出有關認股權當日，本銀行股份於聯交所日報表的收市價；

(b) 相等於緊接授出有關認股權當日之前五個營業日，本銀行股份於聯交所日報表的平均收市價；及

(c) 本銀行股份的面值。

9 計劃尚餘的有效期：

計劃期間將於2007年3月25日終止。

INTEREST OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

Save as disclosed below, as at 31st December, 2004, the Directors were not aware of any person (other than a Director or Chief Executive of the Bank or his respective associate(s)) who had an interest or short position in the shares or underlying shares of the Bank that would fall to be disclosed to the Bank under Division 2 and 3 of Part XV of the SFO.

Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	% on issued share capital
East Asia International Trustees Limited	Trustee	113,301,397*	7.59

* *East Asia International Trustees Limited was deemed to be interested in these 113,301,397 shares held by various trusts of which this company was the trustee.*

PUBLIC FLOAT

As at the date of this Report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors.

COMPLIANCE

(1) In preparing the accounts for 2004, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(2) The Bank has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2004.

(3) During the year, the Bank established its own code of securities transactions by Directors and Chief Executive ("Own Code") on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules.

Having made specific enquiry of all Directors of the Bank, during the period ended 31st December, 2004 from adoption of the Own Code, Directors of the Bank have complied with the required standard set out in the Model Code and in the Own Code, which is incorporated in the Bank's Policy on Insider Trading – Directors and Chief Executive.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 3rd February, 2005

大股東及其他人士的權益

除下文所披露者外,董事並不知悉有任何其他人士(本行的董事或行政總裁或其各自的聯繫人士除外)於2004年12月31日在本銀行的股份或相關股份中,擁有根據《證券及期貨條例》第XV部第2及第3分部必須向本行披露的權益或淡倉。

本行權益股份的好倉:

姓名	身分及性質	股份數目	佔已發行股本的百分率
East Asia International Trustees Limited	受託人	113,301,397*	7.59

* *該等股份由多個信託持有,East Asia International Trustees Limited為該等信託的受託人,因而被視為擁有該等113,301,397股股份。*

公眾持股量

基於公開予本銀行查閱之資料及據董事所知悉,截至本報告日期為止,本銀行一直維持《上市規則》所訂明之公眾持股量。

符合指引

(1) 本銀行已完全符合香港金融管理局所頒布的監管政策手冊《本地註冊認可機構披露財務資料》所載的指引編製2004年度賬目。

(2) 在截至2004年12月31日止年度內本銀行已符合《上市規則》附錄14所載的「最佳應用守則」。

(3) 本年內,本銀行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易守則(「自訂守則」)。

經向所有董事作出特定的查詢後,由採納「自訂守則」以至2004年12月31日止的期間內,本銀行董事已遵守「標準守則」及載於本銀行《內幕交易政策－董事及行政總裁》內的「自訂守則」中所要求的標準。

核數師

在即將召開的股東周年常會中,將提請通過再聘畢馬威會計師事務所為本銀行核數師的議案。

主席兼行政總裁
李國寶

香港,2005年2月3日



TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 70 to 138 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 3rd February, 2005

核數師報告書



致東亞銀行有限公司各股東：

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第70頁至第138頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及 貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的賬項均真實和公允地反映 貴銀行及 貴集團於2004年12月31日的財政狀況和 貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，2005年2月3日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益賬

For the year ended 31st December, 2004　截至2004年12月31日止年度

		Notes 附註	**2004 HK$'000 港幣千元**	2003 HK$'000 港幣千元
Interest income	利息收入	4	**5,682,080**	5,763,729
Interest expense	利息支出	5	**(2,054,505)**	(2,167,649)
Net interest income	淨利息收入		**3,627,575**	3,596,080
Fee and commission income	服務費及佣金收入	6	**1,506,604**	1,266,294
Fee and commission expense	服務費及佣金支出		**(298,363)**	(210,818)
Net trading profits	交易溢利淨額	7	**360,371**	473,079
Other operating income	其他經營收入	8	**299,678**	271,612
Operating income	經營收入		**5,495,865**	5,396,247
Operating expenses	經營支出	9	**(2,720,431)**	(2,525,540)
Operating profit before provisions	未扣除準備的經營溢利		**2,775,434**	2,870,707
Charge for bad and doubtful debts	壞賬及呆賬支出	10	**(272,807)**	(498,670)
Operating profit after provisions	已扣除準備之經營溢利		**2,502,627**	2,372,037
Net profit/(loss) on disposal of fixed assets	出售固定資產之淨溢利／(虧損)		**15,239**	(11,195)
Revaluation surplus on investment properties	重估投資物業盈餘	26	**227,941**	12,816
Write back/(charge) of impairment loss on bank premises	銀行行址減值回撥／(損失)	26,32(c)	**18,538**	(113,782)
Net loss on disposal of held-to-maturity debt securities	出售持至到期債務證券淨虧損		**–**	(12,048)
Net profit/(loss) on disposal of investment securities and associates	出售投資證券和聯營公司淨溢利／(虧損)		**13,758**	(1,992)
(Provision)/write back on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金(調撥)／回撥		**(18,582)**	15,874
Share of profits less losses of associates	應佔聯營公司溢利減虧損	11	**64,376**	112,598
Profit for the year before taxation	年度內除稅前溢利		**2,823,897**	2,374,308
Income tax	所得稅	12	**(375,330)**	(433,401)
Profit for the year after taxation	年度內除稅後溢利		**2,448,567**	1,940,907
Minority interests	少數股東權益		**(24,767)**	(19,193)
Profit attributable to shareholders	股東應佔溢利	13	**2,423,800**	1,921,714
Appropriations:	撥款：			
Dividends attributable to the year	應屬本年度股息	14		
Interim paid	已支付中期股息		**414,535**	334,057
Final paid in respect of previous year	已支付屬上年度末期股息		**885**	11
Final proposed	擬派末期股息		**1,193,599**	909,821

			HK$ 港幣	HK$ 港幣
Earnings per share	每股盈利			
Basic	基本	15(a)	**1.64**	1.32
Diluted	攤薄	15(b)	**1.63**	1.32

The notes on pages 76 to 138 form part of these accounts.　第76至138頁之附註屬本賬項之一部分。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

As at 31st December, 2004　2004年12月31日

		Notes 附註	**2004 HK$'000 港幣千元**	2003 HK$'000 港幣千元
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	19	**39,877,738**	36,033,510
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	28	**9,832,258**	21,075,521
Trade bills less provisions	已扣除準備的貿易票據		**1,400,138**	623,273
Certificates of deposit held	持有的存款證	20(a),28	**2,446,947**	3,016,556
Other investments in securities	其他證券投資	20(b)	**8,563,367**	10,151,335
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	21,22	**122,949,653**	108,379,794
Held-to-maturity debt securities	持至到期債務證券	20(c),28	**16,096,084**	11,709,225
Investment securities	投資證券	20(d)	**236,373**	243,097
Investments in associates	聯營公司投資	24	**725,963**	736,484
Goodwill	商譽	25	**2,448,156**	2,343,408
Deferred tax assets	遞延税項資產	29(b)	**95,119**	79,217
Fixed assets	固定資產	26	**5,697,750**	4,084,698
Total Assets	資產總額		**210,369,546**	198,476,118
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	28	**9,571,657**	7,516,565
Deposits from customers	客戶存款	28	**163,737,665**	155,420,612
Certificates of deposit issued	已發行存款證	28	**4,178,623**	5,527,339
Current taxation	本期税項	29(a)	**179,369**	144,644
Other accounts and provisions	其他賬項及準備		**5,843,048**	4,616,361
Deferred tax liabilities	遞延税項負債	29(b)	**694,924**	863,928
Total Liabilities	負債總額		**184,205,286**	174,089,449
CAPITAL RESOURCES	**資本**			
Loan capital	借貸資本	30	**4,271,124**	4,260,751
Share capital	股本	31	**3,729,996**	3,668,634
Reserves	儲備	32	**17,997,485**	16,432,866
Shareholders' Funds	股東資本		**21,727,481**	20,101,500
Minority interests	少數股東權益		**165,655**	24,418
Total Capital Resources	資本總額		**26,164,260**	24,386,669
Total Capital Resources and Liabilities	資本及負債總額		**210,369,546**	198,476,118

Approved and authorised for issue by the Board of Directors on 3rd February, 2005.

董事會於2005年2月3日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	LEE Shau-kee		**李兆基**

The notes on pages 76 to 138 form part of these accounts.

第76至138頁之附註屬本賬項之一部分。

BALANCE SHEET
資產負債表

As at 31st December, 2004　2004年12月31日

		Notes 附註	**2004 HK$'000 港幣千元**	2003 HK$'000 港幣千元
ASSETS	**資產**			
Cash and short-term funds	現金及短期資金	19	**39,492,547**	35,507,437
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	28	**9,824,502**	21,001,725
Trade bills less provisions	已扣除準備的貿易票據		**1,399,484**	623,040
Certificates of deposit held	持有的存款證	20(a),28	**2,066,028**	2,559,319
Other investments in securities	其他證券投資	20(b)	**7,769,381**	9,487,976
Advances and other accounts less provisions	已扣除準備的貸款及其他賬項	21,22	**118,461,234**	105,783,734
Amounts due from subsidiaries	附屬公司欠款	27(a)	**2,055,864**	1,371,701
Held-to-maturity debt securities	持至到期債務證券	20(c),28	**15,317,160**	11,090,880
Investment securities	投資證券	20(d)	**191,845**	198,782
Investments in subsidiaries	附屬公司投資	23	**1,838,237**	1,811,125
Investments in associates	聯營公司投資	24	**143,643**	182,640
Goodwill	商譽	25	**1,460,292**	1,556,954
Deferred tax assets	遞延税項資產	29(b)	**84,942**	65,725
Fixed assets	固定資產	26	**5,207,866**	3,596,807
Total Assets	資產總額		**205,313,025**	194,837,845
LIABILITIES	**負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	28	**9,476,018**	7,428,846
Deposits from customers	客戶存款	28	**153,908,317**	145,952,847
Certificates of deposit issued	已發行存款證	28	**6,378,623**	7,727,339
Amounts due to subsidiaries	欠附屬公司款項	27(b)	**10,362,683**	10,696,720
Current taxation	本期税項	29(a)	**152,030**	122,675
Other accounts and provisions	其他賬項及準備		**4,162,674**	3,221,405
Deferred tax liabilities	遞延税項負債	29(b)	**683,765**	846,650
Total Liabilities	負債總額		**185,124,110**	175,996,482
CAPITAL RESOURCES	**資本**			
Share capital	股本	31	**3,729,996**	3,668,634
Reserves	儲備	32	**16,458,919**	15,172,729
Total Capital Resources	資本總額		**20,188,915**	18,841,363
Total Capital Resources and Liabilities	資本及負債總額		**205,313,025**	194,837,845

Approved and authorised for issue by the Board of Directors on 3rd February, 2005.

董事會於2005年2月3日核准及授權發布。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	LEE Shau-kee		**李兆基**

The notes on pages 76 to 138 form part of these accounts.

第76至138頁之附註屬本賬項之一部分。

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31st December, 2004 截至2004年12月31日止年度

		Notes 附註	**2004 HK$'000 港幣千元**	2003 HK$'000 港幣千元
Balance as at 1st January	於1月1日結餘			18,786,519
– As previously reported	–如前匯報		**20,101,500**	
– Adjustments arising from change in accounting policies	–因會計政策變更產生的調整	*3, 32(c), 32(g)*	**9,756**	
– As restated	–重報		**20,111,256**	
Recognition of net deferred tax liabilities in revaluation reserve on bank premises	確認遞延税項負債淨額於銀行行址重估儲備內	*32(c)*	**(1,874)**	(15,302)
Revaluation surplus on bank premises transferred to investment properties	銀行行址轉作投資物業所產生的重估盈餘	*32(c)*	**13,788**	–
Write back/(charge) of impairment loss on bank premises	銀行行址減值回撥/(損失)	*32(c)*	**12,839**	(122,013)
Exchange adjustments	匯兑調整	*32(f)*	**24,874**	42,844
Net gains/(losses) not recognised in the profit and loss account	在損益賬未確認的溢利/(虧損)		**49,627**	(94,471)
Net profit for the year	年度內淨溢利	*32(g)*	**2,423,800**	1,921,714
Dividends declared or approved during the year	年度內已宣布或核准派發股息	*32(g)*	**(1,325,241)**	(840,289)
Movements in shareholders' funds arising from capital transactions with shareholders:	與股東進行資本交易所產生的股本變動：			
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	*31,32(a)*	**172,389**	217,003
Shares issued in lieu of dividends	以股代息發行的股份	*32(b)*	**295,794**	111,161
Capital fee	資本費用	*32(a)*	**(144)**	(137)
			468,039	328,027
Balance as at 31st December	於12月31日結餘		**21,727,481**	20,101,500

The notes on pages 76 to 138 form part of these accounts. 第76至138頁之附註屬本賬項之一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2004　截至2004年12月31日止年度

		Notes 附註	2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務活動**			
Profit for the year before taxation	年度內除稅前溢利		**2,823,897**	2,374,308
Adjustments for non-cash items:	非現金項目調整：			
Charge for bad and doubtful debts	壞賬及呆賬支出	10	**272,807**	498,670
Provision/(write back) on held-to-maturity debt securities, investment securities and associates	持至到期債務證券、投資證券和聯營公司的準備金調撥／(回撥)		**18,582**	(15,874)
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(64,376)**	(112,598)
Net (profit)/loss on disposal of held-to-maturity debt securities, investment securities and associates	出售持至到期債務證券、投資證券和聯營公司淨(溢利)／虧損		**(13,758)**	14,040
Net (profit)/loss on disposal of fixed assets	出售固定資產之淨(溢利)／虧損		**(15,239)**	11,195
Interest expense on certificates of deposit and bonds issued	已發行存款證及債券利息支出		**232,224**	396,750
Depreciation on fixed assets	固定資產折舊	9,26	**243,961**	228,842
Amortisation of goodwill	商譽攤銷	9,25	**143,875**	140,087
(Write back)/charge of impairment loss on bank premises	銀行行址減值(回撥)／損失		**(18,538)**	113,782
Dividend income from equity securities	股份證券股息收入	8	**(42,960)**	(26,271)
Amortisation of premium/discount on certificates of deposit and loan capital issued	已發行存款證及借貸資本的溢價／折扣攤銷		**81,614**	84,782
Revaluation surplus on investment properties	重估投資物業盈餘	26	**(227,941)**	(12,816)
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**營運資金變動前的經營溢利**		**3,434,148**	3,694,897
(Increase)/decrease in operating assets:	經營資產(增)／減額：			
Placements with banks and other financial institutions with original maturity beyond three months	原本期限為3個月以上的銀行及其他金融機構存款		**14,063,140**	(12,354,207)
Trade bills	貿易票據		**(777,231)**	48,434
Certificates of deposit held with original maturity beyond three months	原本期限為3個月以上的持有的存款證		**506,051**	(135,799)
Other investments in securities	其他證券投資		**1,641,359**	3,141,065
Advances to customers	客戶貸款		**(14,593,453)**	4,870,312
Advances to banks and other financial institutions	銀行及其他金融機構貸款		**(550,674)**	(475,419)
Treasury bills with original maturity beyond three months	原本期限為3個月以上的國庫債券		**713,250**	(1,091,022)
Held-to-maturity debt securities and investment securities	持至到期債務證券及投資證券		**(4,384,814)**	(8,629,332)
Other accounts and accrued interest	其他賬項及應計利息		**407,031**	(1,459,241)
Deferred tax assets	遞延稅項資產		**(15,902)**	(2,188)
Increase/(decrease) in operating liabilities:	經營負債增／(減)額：			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**2,055,092**	1,761,728
Deposits from customers	客戶存款		**8,317,053**	13,758,723
Other accounts and provisions	其他賬項及準備		**1,340,329**	844,638
Deferred tax liabilities	遞延稅項負債		**(227,405)**	(163,423)
Exchange adjustments	匯兌調整		**93,403**	58,442

For the year ended 31st December, 2004　截至2004年12月31日止年度

		Notes 附註	2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
NET CASH INFLOW FROM OPERATIONS	**經營活動現金流入淨額**		**12,021,377**	3,867,608
Hong Kong profits tax paid	已付香港利得税		**(243,233)**	(45,154)
Overseas profits tax paid	已付海外利得税		**(56,794)**	(45,176)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	**源自經營業務活動之現金淨額**		**11,721,350**	3,777,278
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**17,660**	17,669
Dividends received from equity securities	收取股份證券股息	8	**42,960**	26,271
Purchase of equity securities	購入股份證券		**(144,269)**	(85,692)
Proceeds from sale of equity securities	出售股份證券所得款項		**115,709**	95,173
Purchase of fixed assets	購入固定資產	26	**(1,661,419)**	(223,673)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**115,183**	88,092
Increase in shareholding of an associate	增加一間聯營公司權益		**(8,400)**	–
Proceeds from disposal of associates	出售聯營公司所得款項		**33,675**	–
Purchase of subsidiaries	購入附屬公司	34(a)	**(321,399)**	(300,509)
Increase in shareholding of a subsidiary	增加一間附屬公司權益	34(b)	**(26,820)**	(39,139)
NET CASH USED IN INVESTING ACTIVITIES	**用於投資活動之現金淨額**		**(1,837,120)**	(421,808)
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(1,029,447)**	(729,128)
Issue of ordinary share capital	發行普通股股本	31,32(a)	**172,389**	217,003
Capital fee paid on increase in issued share capital	支付發行股本資本費用	32(a)	**(144)**	(137)
Issue of certificates of deposit	發行存款證		**2,633,196**	2,991,300
Redemption of certificates of deposit	贖回存款證		**(4,111,483)**	(7,735,365)
Redemption of convertible bonds	贖回可換股債券		**–**	(119,621)
Interest paid on loan capital	支付借貸資本利息		**(109,839)**	(196,343)
Interest paid on certificates of deposit	支付存款證利息		**(125,105)**	(215,668)
Interest paid on bonds issued	支付已發行債券利息		**–**	(1,995)
NET CASH USED IN FINANCING ACTIVITIES	**用於融資活動之現金淨額**		**(2,570,433)**	(5,789,954)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨增/(減)額**		**7,313,797**	(2,434,484)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	**於1月1日之現金及等同現金項目**	34(c)	**33,890,538**	36,325,022
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	**於12月31日之現金及等同現金項目**	34(c)	**41,204,335**	33,890,538
Cash flows from operating activities included:	源自經營業務活動的現金流量包括:			
Interest received	利息收入		**5,589,866**	5,691,064
Interest paid	利息支出		**1,865,025**	2,179,925

The notes on pages 76 to 138 form part of these accounts.　第76至138頁之附註屬本賬項之一部分。

1. PRINCIPAL ACTIVITIES 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務、以及商務、企業及投資者服務。

2. SIGNIFICANT ACCOUNTING POLICIES 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(a) 符合指引聲明

本賬項是按照香港會計師公會頒布所有適用的《香港財務報告準則》(包含所有適用的《會計實務準則》及詮釋)、香港公認會計原則和香港《公司條例》的要求而編製。此外,本賬項完全符合香港金融管理局所頒布的監管政策手冊《本地註冊認可機構披露財務資料》的指引。本賬項亦符合《香港聯合交易所有限公司證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

(b) Basis of Preparation of the Accounts

The accounts are prepared on a basis consistent with the accounting policies and methods adopted in the previous year except for the changes in accounting policies mentioned in Note 3.

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain premises and investment properties, and the marking to market of certain investments in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(b) 賬項編製基準

除賬項附註3所述的會計政策變更外,本賬項是按照上年度的會計政策及方法而編製。

本賬項是以原值成本作為計量基準。但部分行址及投資物業是以重估價值,以及部分證券投資及資產負債表以外的金融工具是以市場價值列賬。有關詳情載列於下列會計政策。

(c) Basis of Consolidation

(i) Subsidiaries

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (Note 2(k)).

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) 綜合基準

(i) 附屬公司

本綜合賬項包括本銀行及其所有附屬公司截至12月31日止各相關年度的賬項。根據香港《公司條例》,附屬公司指該公司為本集團直接或間接地持有超過半數已發行股本、或控制超過半數投票權、或控制董事局的組成。在本銀行的資產負債表中,附屬公司投資是以成本減除減值損失(附註2(k))列賬。

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司,其業績是由購入日期開始或至出售日期止(以適用者為準)計算入綜合賬項內。

少數股東權益是指集團以外股東應佔附屬公司經營業績及淨資產的權益。

(ii) Associates

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets, goodwill arising on acquisition of the associate less subsequent amortization and any impairment loss (Note 2(k)).

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, less any amortisation of goodwill and impairment loss charged during the year in accordance with Notes 2(j) and 2(k). When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

(ii) 聯營公司

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於購入後應佔該聯營公司的淨資產、因購入聯營公司的權益而產生的商譽及減值損失(附註2(k))而調整。

綜合損益賬已反映本集團應佔購入聯營公司權益後年度業績，及減除於附註2(j)所述的年度內商譽攤銷支出及於附註2(k)所述的年度減值損失。除不超出本集團對該聯營公司所作出的承擔外，當本集團應佔該聯營公司的虧損超出賬面值時，超出的金額將不被確認，而該賬面值將被減值至零。

本銀行是以已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失(附註2(k))列賬。

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

The balance sheets of overseas branches, subsidiaries and associates are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date, whereas the profit and loss accounts are translated at the average rate for the period. The difference between the profit and loss account translated at an average rate and at the closing rate is recorded as a movement in reserves. Exchange differences arising from retranslation of opening net assets at the rates of exchange ruling at the balance sheet date are accounted for in the reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兑差額則計入損益賬內。

海外分行、附屬公司及聯營公司的資產負債表按結算日匯率折算為港幣，而損益賬按期間平均匯率折算。因以平均匯率及結算日匯率折算損益賬而產生的差額於儲備內作調整。將期初資產淨值按結算日的匯率重新折算而產生的匯兑差額則記入儲備內。

計算出售海外企業的損益包括截至出售日因該企業產生的累積匯兑差額。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(e) Revenue Recognition

Interest income and expense are recognised in the profit and loss account on a time-apportioned basis on the principal outstanding and at the rate applicable, except in the case of interest on doubtful debts (Note 2(f)(iii)).

Fee and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk incurred or accounted for as interest income.

Finance income implicit in finance leases is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

Rental income receivable under operating leases is recognised as other operating income in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(e) 收入確認

除屬呆賬的利息外(附註2(f)(iii))，利息收入與支出均根據本金結餘及適用利率，以時間分攤基準確認在損益賬內。

服務費及佣金收入在有關服務提供時確認，但如服務費是為彌補持續為客戶提供一項服務的成本或承受風險而收取或費用性質為利息則除外。在這些情況下，服務費在成本發生或承受風險的會計期確認或視作利息收入。

融資租賃隱含財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。

除非有更具代表性的基準衡量從租賃資產獲取利益的模式，其經營租賃之應收租金按該租期所涵蓋的會計年期以等額分期確認為其他經營收入。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨收款總額的組成部分。或有租金以該收入產生的會計期間列作收入。

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Advances and Doubtful Debts

(i) Advances

Advances to customers, banks and other financial institutions are measured at the cash consideration at the time of acquisition and are stated in the balance sheet after deducting provisions for estimated losses in subsequent periods. Cash rebates granted in relation to residential mortgage loans are capitalised and amortised to the profit and loss account over the early prepayment penalty period.

(ii) Provision for bad and doubtful debts

Provisions are made against specific doubtful debts as and when they are considered necessary by the Credit Committee with authority delegated by the Board of Directors and in addition an amount has been set aside as a general provision for advances. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

General provision provides cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains a general provision which is determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based on the historical loss experience. Historic levels of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. Together with specific provisions, general provisions are deducted from advances to customers in the balance sheet.

(f) 貸款及呆賬

(i) 貸款

客戶、銀行和金融機構的貸款以購置時的現金價款、並在扣除預計日後虧損的準備後於資產負債表列賬。住宅按揭貸款的現金回贈需予以資本化及在提前還款罰息期間在損益賬攤銷。

(ii) 壞賬及呆賬準備

信貸委員會的權力由董事會授予，在信貸委員會認為有必要時，便會為呆賬提撥特殊準備，此外，亦會為貸款撥出一般準備。倘再無實際機會收回貸款時，則尚欠債務將會撇銷。

一般準備為於結算日已減值但只能於未來確定的貸款而提撥。根據以往的壞賬經驗，一般準備的撥備已計算本集團貸款組合的結構及風險特性和貸款組合內每一組成部分的預期損失。過往的潛在風險程度會定期作出檢討以確保一般準備的提撥保持足夠。一般準備從客戶貸款中扣除。

(iii) Advances on which interest is being suspended

Interest on doubtful loans and advances is credited to a suspense account which is netted in the balance sheet against the relevant balances.

(iv) Repossession of assets

Assets acquired by repossession of collateral for realisation continue to be treated as securities for loans and advances. In this regard, provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(g) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the Hong Kong Institute of Certified Public Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value.

External independent valuation companies, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued, value the portfolio annually. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

Investment properties are valued on an open market basis using the direct comparison method assuming sale with the benefit of immediate vacant possession and by reference to comparable market transactions or, where appropriate by investment method by taking into account the rental earning capacity and possible early termination of rental agreement of the properties. The valuations are based on the assumption that the properties are sold on the open market without the benefit of deferred term contracts, leasebacks, joint venture, management agreements or any similar arrangements which could affect the values of the properties. No allowance has been made in the valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale.

Any gain or loss arising from a change in fair value is recognised in the income statement. Rental income from investment property is accounted for as described in Note 2(e).

(iii) 利息懸欠的貸款

呆賬利息撥入懸欠利息賬內，並在資產負債表的相關結餘中扣除。

(iv) 收回資產

收回抵押品作變賣的資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

(g) 物業

(i) 銀行行址是按成本或董事參照獨立專業評估作出的估值，減累計折舊及減值損失(附註2(k))於資產負債表列賬。

當重估出現虧損時，於損益賬撇銷的數額只限於超過以往因重估相同行址而存入行址重估儲備的重估盈餘結餘；當重估出現盈餘時，記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時，由於可採用香港會計師公會頒布的《會計實務準則》第17號「物業、廠房及設備」第80段所載的臨時條款，故行址並未在結算日重估至公平價值。

(ii) 投資物業是持有用作賺取租金收益或資本增值(或兩者皆是)的物業。投資物業按公平值列賬。

本銀行的投資物業組合，由擁有適當確認專業資格及對該物業所在和類別有近期經驗的外來獨立估價公司每年作估值。公平值是根據市值，即於估價日由一願意買方及一願意賣方在經過合理推銷的情況下，及在知情的、謹慎的和沒有壓力下雙方同意該物業作公平交易的估計金額。

投資物業按公平市場價值估值，並採用直接比較方法假設交易是以物業權益即時交吉及已參考可作比較的市場交易，或(如適用)以投資方法並已適當顧及物業租金轉移有可能出現逆轉的情況。估值是假設該物業是以公開市值出售及並無其他優惠，如延長期限條款、租回、合營、管理合約或其他類同合約可影響該物業的價值。估值並未計算任何抵押、按揭、物業欠款、及在出售時可能產生的費用或稅項。

因公平值變更而產生的損益在損益賬內確認。投資物業租金收入按附註2(e)所載計算。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

When a bank property is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the bank property immediately prior to transfer and its fair value is recognised as a revaluation of bank premises as described in Note 2(g)(i).

當一項物業因其用途改變而須轉作投資物業時，該項物業於轉賬日前的賬面值與公平值之差額視作重估銀行行址，詳情請參閱附註2(g)(i)。

If an investment property becomes owner-occupied, it is reclassified as bank premises and its fair value at the date of reclassification becomes its cost for accounting purposes of subsequent recording.

如一投資物業被轉作自用用途，該物業須重新分類為銀行行址。於重新分類日的公平值作為成本值，並用作日後會計記錄之用。

A property interest under an operating lease is classified and accounted for as an investment property when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in Note 2(l).

以經營租賃方式持有的物業權益，如集團用作租金收入或資本增值(或兩者皆是)，須按個別物業的基準分類及計算。此等以經營租賃方式持有的物業權益以公平值列作投資物業。租金支出按附註2(l)所載入賬。

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Surplus that is included in the bank premises revaluation reserve of the related bank premises disposed are transferred to the general reserve.

(iii) 出售行址及投資物業的損益是以出售所得款項與資產賬面值的差價計算，並在出售時於損益賬內確認。有關之重估行址盈餘會從行址重估儲備撥入一般儲備內。

(h) Amortisation and Depreciation (h) 攤銷及折舊

(i) Bank premises

Freehold land is not amortised. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

Investment properties are not depreciated.

(i) 銀行行址

永久業權之土地不予攤銷，租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

投資物業是不予折舊。

(ii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(ii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限撇銷。

(i) Investments in Securities

Investments in debt and equity securities, except those held either solely for the purpose of recovering advances or as investments in subsidiaries or associates, are accounted for as follows:

Investments in securities are classified as held-to-maturity debt securities, investment securities and other investments in securities, and are recognised as assets from the date on which the Group is bound by the contract which gives rise to them.

Transfer of a security between categories of investments is accounted for at fair value. The profit or loss arising from transfers between categories of investments is accounted for as if the investment had been sold and repurchased at the date of transfer.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sales proceeds and the carrying amount of the investments.

(i) Held-to-maturity debt securities

Held-to-maturity debt securities are investments in dated debt securities which the Group has the expressed intention and ability to hold to maturity, and are stated at amortised cost less any provisions in their value which reflects their credit risk.

Provisions are made and recognised immediately as an expense when carrying amounts are not expected to be fully recovered, but are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(ii) Investment securities

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are included in the balance sheet at cost less any provisions for diminution in value. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to income when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

(iii) Other investments in securities

Other investments in securities are those securities which are not classified as held-to-maturity debt securities nor as investment securities, and are stated at fair value at the balance sheet date. Unrealised holding gains or losses arising on revaluation of securities to fair value are dealt with in the profit and loss account.

(i) 證券投資

除用作收回貸款或視作附屬或聯營公司投資外，債務證券及股份證券投資是以下列方式入賬:

證券投資可分為持至到期債務證券、投資證券和其他證券投資，並在本集團受其合約所約束當日起確認為資產。

在不同證券投資類別之間轉賬時，是以其公平值入賬。由此引起的損益是假設該投資在轉賬日已被出售及重購般入賬。

出售的損益是以出售所得款項與該投資賬面值的差價計算，並於進行出售的期間內入賬。

(i) 持至到期債務證券

持至到期債務證券是指本集團有明確意向及有能力持至到期日之債務證券投資，並以攤銷成本再減除反映其信貸風險的準備入賬。

當預算不可收回所有賬面值時，則會提撥準備並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(ii) 投資證券

投資證券是指預算持續持有的證券，並在購入或用途變更時記錄作長期持有之用途，而在記錄用途的文件內是可清楚辨認的。

投資證券在資產負債表內按成本減因非短暫減值而提撥的準備入賬。該準備是以個別投資計算，並立刻作為支出確認。但當引致減值或撇銷的情況及事項不復存在，而有令人信服的證據顯示新的情況及事項於可預見的將來仍然持續，準備便作為收入回撥。回撥的數額只限於減值或撇銷的數額。

(iii) 其他證券投資

其他證券投資是不被列作持至到期債務證券或投資證券的其他證券，並按結算日的公平值入賬。因重估證券至其公平值所引致未實現的損益計入損益賬內。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(j) Goodwill

The excess of the purchase consideration in relation to the acquisition of subsidiaries and associates over the Group's share of fair value ascribed to their net tangible assets and identifiable intangible assets represents the goodwill arising on acquisition.

In respect of subsidiaries, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years, and is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (Note 2(k)). The amortisation of goodwill is recognised in the consolidated profit and loss account as an operating expense.

Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount. The impairment of goodwill is recognised in the consolidated profit and loss account as an operating expense.

On disposal of a subsidiary or an associate, any unamortised purchased goodwill is included in the calculation of the profit or loss on disposal.

In respect of associates, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. The cost of goodwill less any accumulated amortisation and any impairment losses (Note 2(k)) is included in the carrying amount of the investments in associates.

(j) 商譽

收購附屬公司及聯營公司的價款超過其有形淨資產和可辨認無形資產的公平值部分為收購產生的商譽。

就附屬公司而言，以直線法按不逾20年的預計可用年期攤銷已資本化的商譽，並按成本減累計攤銷及減值損失(附註2(k))於綜合資產負債表列賬。商譽的攤銷於綜合損益賬確認為經營支出。

當顯示減值存在時，須重估及撇銷商譽的賬面值至可收回數額。商譽減值於綜合損益賬列作經營支出。

出售附屬或聯營公司時，出售損益的計算已包括未予攤銷的購入商譽。

就聯營公司而言，以直線法按不逾20年的預計可用期攤銷已資本化的商譽，並按成本減累計攤銷及減值損失(附註2(k))包括於聯營公司投資的賬面值。

(k) Impairment of Assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), equipment, investments (including those "Investments in subsidiaries and associates" (Note 2(c)) but other than those accounted for as "Other investments in securities" under Note 2(i) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(k) 資產減值損失

如對內及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(包括附屬公司及聯營公司投資(附註2(c))但不包括附註2(i)之其他證券投資或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除商譽外的有關資產，如在用來釐定可收回數額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不再發生之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度計入損益賬內。

(l) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held under finance leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(h). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(l) 租賃資產

由承租人承擔擁有權的絕大部分相關風險及報酬的資產租賃列為融資租賃。出租人並未轉讓擁有權的所有風險及報酬的資產租賃列為經營租賃。

(i) 以融資租賃購入的資產

當本行為融資出租人時，按融資租賃而租出資產的投資淨額，即應收租金總額減未賺取收入，在資產負債表列作客戶貸款。來自融資租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(ii) 用作經營租賃的資產

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(h)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據會計政策附註2(k)所載計算。來自經營租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(iii) 經營租賃費用

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃付款按該租賃期所涵蓋的會計年期以等額分期記入損益賬。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨付款的組成部分。或有租金在其產生的會計期內在損益賬扣除。

(m) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(m) 所得税

(i) 本年度所得税包括本期及遞延税項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期税項及遞延税項資產和負債的變動計入損益賬內。

(ii) 本期税項為年度對應課税收入按結算日已生效或基本上已生效的税率計算的預計應付税項，並已包括以往年度的應付税項的任何調整。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(iii) 遞延税項資產及負債是因納税基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣税及應課税的暫時性差異。遞延税項資產也包括未使用的税損及税項抵免。

除了某些有限的例外情況外,所有遞延税項負債及未來可能有應課税溢利予以抵銷的遞延税項資產均予確認。

在有限例外情況,不確認遞延税項資產及負債的暫時性差異包括不可扣税的商譽、開始時已確認的資產或負債而不影響會計及應課税溢利(須不是商業合併的一部分),及有關投資附屬公司的暫時性差異,就應課税差異而言,不超過集團可控制該差異轉回的時間而該差異在可見將來不會轉回;而就可扣税差異而言,除非該差異在可見將來轉回。

確認遞延税項的金額是根據該資產及負債的賬面值之預期收回及結算的方式,按在結算日已生效或基本上已生效的税率計算。遞延税項資產及負債不作折讓。

於各結算日,本行將重新審閱有關的遞延税項資產的賬面金額,對預期不再有足夠的應課税溢利以實現相關税務利益予以扣減。被扣減的遞延税項資產若於預期將來出現足夠的應課税溢利時,應予轉回。

由派發股息引起的額外所得税在有關股息的支付責任獲確立時確認。

(iv) 本期税項與遞延税項結餘及其變動之數額會分別列示而不會相互抵銷。本行或本集團只在有合法權利對本期税項資產及負債抵銷及符合以下附帶條件的情況下,才對本期及遞延税項資產及負債作出抵銷:

- 就本期税項資產及負債而言,本行或本集團計劃支付淨額或同時間收回資產及償還負債;或
- 有關的遞延税項資產及負債為同一税務機關對以下機構徵收所得税所產生:
  - 同一個應課税實體;或
  - 不同的應課税實體:在未來每一個預計實現重大遞延税項的期間,該實體計劃以淨額形式結算本期税項資產及負債或兩者同時收回及償還。

(n) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(n) 保險基金及未付索償準備

不包括長期業務部分，保險基金指年度內收取但已作保留的保金部分，而有關的風險是屬於下年度1月1日至保單到期日為止，該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償，經扣除了分保人欠款，作出了充足的準備。此外，已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

此等基金及準備已列於其他賬項及準備。

(o) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法律或推定義務而付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在義務的存在只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(p) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(p) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。因僱員已提供服務而產生的年假在結算日已估計為負債。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務產生而本集團有現存推定義務須於結算日後12個月內全數支付表現獎勵花紅計劃的負債，對此並能作可靠估計，便須予以確認為負債。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with the local practices and regulations.

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contribution forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款,上限是每位僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃,供款率按當地慣例及規定而制定。

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中,僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面,僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

(iv) Share options

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) 認股權

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃,認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年及以後被採納的計劃,股權行使價與相關股份於授予日的公平價值相同。沒有僱員福利支出或債務於給予日或授予日被確認。當認股權被行使時,股本因所收款項而增加。

(q) Off-balance Sheet Financial Instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists, which would survive the insolvency of all parties. Mark-to-market assets and liabilities are presented gross, and are included in "Advances and other accounts less provisions" and "Other accounts and provisions" respectively. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

(i) Derivatives used for dealing purposes

Transactions undertaken for dealing purposes are marked to market and the net present value of the gain or loss arising is recognised in the profit and loss account as dealing profits or losses. Unrealised gains on transactions are included in "Advances and other accounts" in the balance sheet. Unrealised losses on transactions are included in "Other accounts and provisions".

(q) 資產負債表以外的金融工具

資產負債表以外的金融工具(統稱衍生工具)是由本集團及本銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。淨額結算安排適用於具合法抵銷權的情況,而且對無償債能力的各方人士仍具同等效力。按市價入賬的資產和負債均以總額分別包括於「已扣除準備的貸款及其他賬項」及「其他賬項及準備」。此等金融工具的會計方法要視乎交易作買賣用途、對沖風險或資產負債組合的管理而定。

(i) 衍生工具作買賣用途

作買賣用途的交易按市價入賬,所引起損益的淨現值,於損益賬內確認為買賣溢利或虧損。未實現交易的利潤包括於資產負債表中的「已扣除準備的貸款及其他賬項」。而未實現的虧損則包括於資產負債表中的「其他賬項及準備」。

(ii) Derivatives used for asset and liability management purposes

Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions which they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designated as a hedge at inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss arising on the termination of a qualifying hedging derivative is deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the qualifying derivative is immediately marked-to-market through the profit and loss account.

(ii) 衍生工具作資產負債管理用途

用於對沖的交易是以其對沖的資產、負債或持倉淨額以相同之基準計值。任何損益均以相關資產、負債或持倉淨額所引起損益的相同基準確認。

要符合作對沖用途，該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的，由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

因取消一符合對沖用途的衍生工具而產生的利潤或虧損按已取合約的原來有效期遞延及攤分入賬。當相關的資產、負債或持倉已出售或取消，該有效衍生工具立即以市價於損益賬內反映。

(r) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(r) 分部報告

一分部為集團可辨認的組成部分，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外，分部收入、支出、資產及負債是包括集團內部結餘，而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(s) Related Parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) 關聯人士

在編製本賬項時，與本集團關聯人士是指本集團直接或間接地控制該人士的財務及經營決策，或可發揮重大影響力，相反亦如是；或本集團及該人士均受共同控制或在共同重大影響力下，關聯人士可以是個人或其他實體。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策（續）

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(t) 現金及等同現金項目

就編製現金流量表而言，現金及等同現金項目包括由購入日起少於3個月到期日的結餘，包括受較低風險影響價值及隨時可轉換成預知的現金、銀行及其他金融機構結餘、國庫債券、其他合適票據及存款證。

3. CHANGE IN ACCOUNTING POLICY 會計政策變更

The Bank has adopted HKAS 40 "Investment Property" issued by the Hong Kong Institute of Certified Public Accountants ("HKAS40") in the consolidated accounts retroactively from 1st January, 2004 in accounting for its investment properties.

In prior years, investment properties were stated in the balance sheet at open market value, less any accumulated depreciation. Buildings with either the remaining useful life or the remaining lease period of the land on which they are situated being 20 years or less were depreciated on a straight line basis at rates calculated to write off the cost or valuation of the building over the shorter of the remaining estimated useful life of the building or the remaining lease period of the land. Surpluses and deficits arising on revaluation of investment properties were recognised on a portfolio basis. The net surplus was credited to the investment property revaluation reserve. The net deficit was first set off against any investment property revaluation reserve and any resulting debit balance was thereafter charged to the profit and loss account. Where a deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arose, this surplus was credited to the profit and loss account to the extent of the deficit previously charged.

In order to comply with HKAS40, the Group has adopted new accounting policies for investment properties as set out in Note 2(g)(ii) and 2(h)(i). As a result of the adoption of these accounting policies, the Group's profit for the year has been increased by HK$174,797,000 and the net assets of the Group at the year end have been increased by HK$97,054,000.

The effect of adopting the new accounting policies was adjusted to the opening balance of 1st January, 2004 in accordance with the transitional provisions of HKAS40. As a result, the comparative information has not been restated.

追溯由2004年1月1日起，本銀行的綜合賬項按《香港會計準則》第40號「投資物業」（簡稱《香港會計準則第40號》）的要求計算其投資物業。

在往年，投資物業按公開市值減累計折舊於資產負債表內列賬。若建築物的剩餘使用年限或其座落土地剩餘租賃期為20年或以下，其成本或重估值以直線法按其預計剩餘使用期限或其剩餘租賃期兩者中的較短期限計算折舊。因重估投資物業而產生的盈餘及虧損按投資組合確認。淨盈餘記入投資物業重估儲備。淨虧損先從投資物業重估儲備內扣除，不足之數於損益賬內支銷。曾於損益賬支銷的虧損但其後再重估而產生的盈餘，計入損益賬之數額不超於以往曾於損益賬已支銷的數額。

因符合《香港會計準則第40號》的要求，本集團已採納一項詳載於附註2(g)(ii)及2(h)(i)內有關投資物業的新會計政策。因採納此會計政策，本集團年度溢利增加港幣174,797,000元，而本集團年底的淨資產則增加港幣97,054,000元。

根據《香港會計準則第40號》的過度性條款，此會計政策所帶來的影響，經已在2004年1月1日的承前留存溢利結餘內作調整。因此，並無重報比較數字。

4. INTEREST INCOME 利息收入

		2004 **HK$'000 港幣千元**	2003 HK$'000 港幣千元
Interest income on listed investments	上市證券的利息收入	**181,621**	200,547
Interest income on unlisted investments	非上市證券的利息收入	**501,120**	331,082
Other interest income	其他利息收入	**4,999,339**	5,232,100
Total interest income	利息收入總額	**5,682,080**	5,763,729

5. INTEREST EXPENSE 利息支出

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Interest expense on customer deposits, deposits of banks and other financial institutions and certificates of deposit issued	客戶存款、銀行及其他金融機構的存款及已發行存款證的利息支出	**1,714,979**	1,827,231
Interest expense on Subordinated Notes	後償票據的利息支出	**325,627**	325,460
Interest expense on other borrowings	其他借款的利息支出	**13,899**	14,958
Total interest expense	利息支出總額	**2,054,505**	2,167,649

6. FEE AND COMMISSION INCOME 服務費及佣金收入

Fee and commission income arises from the following services:

源自下列服務的服務費及佣金收入：

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Corporate services	企業服務	**391,262**	359,370
Loans, overdrafts and guarantees	貸款、透支及擔保	**358,838**	240,330
Credit cards	信用卡	**204,668**	188,164
Other retail banking services	其他零售銀行服務	**111,614**	129,911
Trade finance	貿易融資	**116,965**	101,375
Securities and asset management	證券及資產管理	**192,974**	135,816
Others	其他	**130,283**	111,328
Total fee and commission income	服務費及佣金收入總額	**1,506,604**	1,266,294

7. NET TRADING PROFITS 交易溢利淨額

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Profit on dealing in foreign currencies	外幣買賣溢利	**160,636**	135,623
Profit on other investments in securities	其他證券投資溢利	**152,050**	307,944
Profit on other dealing activities	其他買賣活動溢利	**47,685**	29,512
Total net trading profits	淨交易溢利總額	**360,371**	473,079

8. OTHER OPERATING INCOME 其他經營收入

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Dividend income from listed equities	上市證券股息收入	**28,333**	16,930
Dividend income from unlisted equities	非上市證券股息收入	**14,627**	9,341
Rental from safe deposit boxes	保險箱租金收入	**85,346**	84,279
Net revenue from insurance activities	保險業務淨收入	**87,656**	83,559
Rental income on properties	物業租金收入	**45,998**	44,586
Others	其他	**37,718**	32,917
Total other operating income	其他經營收入總額	**299,678**	271,612

9. OPERATING EXPENSES 經營支出

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Contributions to defined contribution plan*	定額供款公積金供款*	**103,478**	94,191
Salaries and other staff costs	薪金及其他員工成本	**1,329,711**	1,251,150
Total staff costs	員工成本總額	**1,433,189**	1,345,341
Premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出		
– Rental of premises	－物業租金	**142,542**	132,703
– Maintenance, repairs and others	－保養、維修及其他	**205,168**	186,639
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**347,710**	319,342
Depreciation on fixed assets (Note 26)	固定資產折舊（附註26）	**243,961**	228,842
Amortisation of goodwill (Note 25)	商譽攤銷（附註25）	**143,875**	140,087
Other operating expenses	其他經營支出		
– Communications, stationery and printing	－通訊、文具及印刷	**159,047**	143,858
– Legal and professional fees	－法律及專業服務費用	**89,127**	78,421
– Advertising expenses	－廣告費用	**87,820**	64,306
– Business promotions and business travel	－業務推廣及商務旅遊	**50,119**	43,292
– Card related expenses	－有關信用卡支出	**41,104**	31,112
– Stamp duty, overseas and PRC** business taxes, and value added taxes	－印花税、海外及中華人民共和國營業税，及增值税	**21,440**	24,858
– Insurance expenses	－保險費	**14,035**	5,550
– Debt securities issue expenses	－發行債務證券費用	**7,800**	10,598
– Bank charges	－銀行收費	**7,296**	5,844
– Administration expenses of secretarial business	－秘書業務的行政費用	**7,159**	7,237
– Membership fees	－會員費用	**5,126**	4,943
– Bank licence	－銀行牌照費	**4,655**	4,770
– Audit fee	－核數師酬金	**4,123**	3,803
– Donations	－捐款	**2,043**	3,881
– Others	－其他	**50,802**	59,455
Total other operating expenses	其他經營支出總額	**551,696**	491,928
Total operating expenses***	經營支出總額***	**2,720,431**	2,525,540

* *Forfeited contributions totalling HK$3,810,000 (2003: HK$2,619,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2003: Nil).*

* *年內沒收之供款共港幣3,810,000元（2003年：港幣2,619,000元）已被用作減少集團的供款。於年結時並無任何被沒收而未應用之供款可用作減低將來之供款（2003年：無）。*

** *PRC denotes the People's Republic of China.*

*** *Included in operating expenses are direct operating expenses of HK$13,374,000 (2003: HK$13,365,000) in respect of investment properties which generated rental income during the year.*

*** *年度內經營支出包括由有租金收益的投資物業直接引起的經營支出，金額為港幣13,374,000元（2003年：港幣13,365,000元）。*

10. CHARGE FOR BAD AND DOUBTFUL DEBTS 壞賬及呆賬支出

		2004 **HK$'000 港幣千元**	2003 HK$'000 港幣千元
Net charge for bad and doubtful debts	壞賬及呆賬準備支出淨額		
Specific provisions	特殊準備		
– new provisions (Note 21(b))	－新撥備（附註21(b)）	**410,536**	878,346
– releases	－回撥	**(37,072)**	(118,863)
– recoveries (Note 21(b))	－收回（附註21(b)）	**(170,452)**	(188,733)
		203,012	570,750
General provisions (Note 21(b))	一般準備（附註21(b)）		
– new provisions	－新撥備	**162,182**	65,265
– releases	－回撥	**(92,387)**	(137,345)
Net charge to profit and loss account	於損益賬支銷淨額	**272,807**	498,670

11. SHARE OF PROFITS LESS LOSSES OF ASSOCIATES 應佔聯營公司溢利減虧損

Share of profits less losses of associates included HK$318,000 (2003: HK$348,000) amortisation of goodwill.

應佔聯營公司溢利減虧損包括商譽之攤銷港幣318,000元(2003年：港幣348,000元)。

12. INCOME TAX 所得稅

(a) Taxation in the Consolidated Profit and Loss Account Represents:

(a) 綜合損益賬內稅項指：

		2004 **HK$'000 港幣千元**	2003 HK$'000 港幣千元
Current tax – provision for Hong Kong profits tax	本期稅項－香港利得稅準備		
Tax for the year (Note 29(a))	本年度稅項（附註29(a)）	**297,723**	62,839
(Over)/under – provision in respect of prior years	以往年度撥備（過剩）╱不足	**(351)**	197
		297,372	63,036
Current tax – overseas	本期稅項－海外		
Tax for the year	本年度稅項	**52,279**	50,668
Over-provision in respect of prior years	往年度撥備過剩	**(23,094)**	(3,193)
		29,185	47,475
Deferred tax (Note 29(b))	遞延稅項（附註29(b)）		
Origination and reversal of temporary differences	暫時性差異產生及轉回	**53,392**	293,790
Effect of increase in tax rate on deferred tax balances at 1st January	稅率增加對遞延稅項於1月1日之結餘的影響	**–**	7,897
		53,392	301,687
Share of associates' taxation	應佔聯營公司稅項	**(4,619)**	21,203
		375,330	433,401

The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

香港利得稅準備是以本年度預計應課稅溢利按稅率17.5%計算。海外附屬公司的稅款亦按其經營所在國家的現行稅率計算。

12. INCOME TAX (continued) 所得稅(續)

(b) Reconciliation between Tax Expense and Accounting Profit at Applicable Tax Rates

(b) 稅項支出與會計溢利乘以適當稅率兩者之對賬

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Profit before tax	除稅前溢利	**2,823,897**	2,374,308
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	按照在相關國家適用利得稅率計算除稅前溢利的名義稅項	**465,443**	426,197
Tax effect of non-deductible expenses	不可扣減支出的稅項影響	**57,454**	88,207
Tax effect of non-taxable revenue	毋須課稅收入的稅項影響	**(89,356)**	(65,989)
Tax effect of tax losses not recognised	未確認的稅損的稅項影響	**11,384**	9,246
Recognition of deferred tax assets on prior year tax losses	往年稅損確認為遞延稅項資產	**(24,797)**	(7,509)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	因在本年度調高稅率對遞延稅項期初結餘的影響	**–**	7,897
Over provision in prior years	以往年度撥備過剩	**(23,445)**	(2,996)
Tax benefits derived from leasing partnerships	源自合夥租賃的稅項利益	**(38,633)**	(42,918)
Others	其他	**21,899**	63
		379,949	412,198
Share of associates' taxation	應佔聯營公司稅項	**(4,619)**	21,203
Actual tax expense	實際稅項支出	**375,330**	433,401

13. PROFIT ATTRIBUTABLE TO SHAREHOLDERS 股東應佔溢利

The consolidated profit attributable to shareholders includes a profit of HK$2,070,825,000 (2003: HK$1,750,006,000) which has been dealt with in the accounts of the Bank.

股東應佔綜合溢利包括已計入本行賬項內的溢利港幣2,070,825,000元(2003年：港幣1,750,006,000元)。

14. DIVIDENDS 股息

(a) Dividends Attributable to the Year (a) 應F本年度股息

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Interim dividend declared and paid of HK$0.28 per share on 1,480,480,902 shares (2003: HK$0.23 per share on 1,452,420,440 shares) (Note 32(i))	已宣派及支付1,480,480,902股每股港幣0.28元的中期股息(2003年:1,452,420,440股每股港幣0.23元)(附註32(i))	**414,535**	334,057
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$0.62 (2003: HK$0.35)	支付在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.62元的末期股息(2003年:每股港幣0.35元)	**885**	11
Final dividend proposed after the balance sheet date of HK$0.80 per share on 1,491,998,551 shares (2003: HK$0.62 per share on 1,467,453,525 shares)	在結算日後擬派的末期股息1,491,998,551股每股港幣0.80元(2003年:1,467,453,525股每股港幣0.62元)	**1,193,599**	909,821
		1,609,019	1,243,889

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

在結算日後的擬派末期股息但並未於結算日確認為負債。

(b) Dividends Attributable to the Previous Financial Year, Approved and Paid During the Year (b) 於年度核准及支付F上年度股息

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.62 per share on 1,467,453,525 shares (2003: HK$0.35 per share on 1,446,345,070 shares)	於年度核准及支付1,467,453,525股每股港幣0.62元的上年度末期股息(2003年:1,446,345,070股每股港幣0.35元)	**909,821**	506,221

15. EARNINGS PER SHARE 每股盈利

(a) Basic Earnings Per Share

The calculation of basic earnings per share is based on earnings of HK$2,423,800,000 (2003: HK$1,921,714,000) and on the weighted average of 1,479,171,460 (2003: 1,453,702,043) ordinary shares outstanding during the year.

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣2,423,800,000元(2003年：港幣1,921,714,000元)及已發行普通股份的加權平均數1,479,171,460股 (2003年：1,453,702,043股)計算。

(b) Diluted Earnings Per Share

The calculation of diluted earnings per share is based on earnings of HK$2,423,800,000 (2003: HK$1,922,793,000) and on 1,486,243,795 (2003: 1,459,024,994) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

(b) 每股攤薄盈利

每股攤薄盈利乃按照溢利港幣2,423,800,000元(2003年：港幣1,922,793,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,486,243,795股 (2003年：1,459,024,994股)計算。

(c) Reconciliations

(c) 對賬

		2004 Number of shares 股份數目	2003 Number of shares 股份數目
Weighted average number of ordinary shares used in calculating basic earnings per share	用作計算每股基本盈利的普通股份加權平均數	**1,479,171,460**	1,453,702,043
Deemed issue of ordinary shares for no consideration	被視為不計價款發行的普通股	**7,072,335**	5,322,951
Weighted average number of ordinary shares used in calculating diluted earnings per share	用作計算每股攤薄盈利的普通股份加權平均數	**1,486,243,795**	1,459,024,994

16. DIRECTORS' REMUNERATION 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公布董事酬金如下：

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Fees	袍金	**1,619**	1,349
Salaries and other emoluments	薪金及其他酬金	**17,530**	13,000
Performance-related bonuses	表現獎勵花紅	**22,834**	12,622
Pension contributions	退休金供款	**1,200**	1,200
		43,183	28,171

Included in the directors' remuneration were fees of HK$599,000 (2003: HK$494,000) paid to the Independent Non-executive Directors during the year.

董事酬金中包括支付予是年度獨立非執行董事袍金港幣599,000元 (2003年：港幣494,000元)。

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 37.

上述酬金包括執行董事根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註37內。

The remunerationion of the Directors is within the following bands:

董事酬金的金額範圍如下：

HK$ 港幣	2004 Number of Directors 董事人數	2003 Number of Directors 董事人數
0 – 1,000,000	**12**	13
4,500,001 – 5,000,000	**-**	2
8,500,001 – 9,000,000	**2**	–
17,000,001 – 17,500,000	**-**	1
24,000,001 – 24,500,000	**1**	–

17. FIVE TOP-PAID EMPLOYEES 5名薪酬最高的僱員

The remuneration of the five top-paid employees, including Executive Directors, disclosed pursuant to the Listing Rules of The Stock Exchange of Hong Kong Limited is as follows:

根據《香港聯合交易所證券上市規則》的規定，5名薪酬最高的僱員中包括執行董事的薪酬公布如下：

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Salaries and other emoluments	薪金及其他酬金	**16,275**	16,275
Performance-related bonuses	表現獎勵花紅	**26,596**	15,222
Share option	認股權	**8,876**	3,381
Pension contributions	退休金供款	**1,502**	1,502
		53,249	36,380

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下：

HK$港幣	2004 Number of Employees 僱員人數	2003 Number of Employees 僱員人數
4,000,001 – 4,500,000	**-**	1
4,500,001 – 5,000,000	**-**	2
5,000,001 – 5,500,000	**-**	1
5,500,001 – 6,000,000	**2**	–
8,500,001 – 9,000,000	**2**	–
16,500,001 – 17,000,000	**-**	1
24,000,001 – 24,500,000	**1**	–

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2003: 3) Directors. Their respective directors' emoluments have been included in Note 16 above.

5名薪酬最高的僱員中包括3位(2003年：3位)董事。他們的薪酬已包括於上述附註16。

18. SEGMENT REPORTING 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) Business Segments

The Group comprises the following main business segments:

Personal banking business includes branch operations, personal internet banking, consumer finance, property loans and credit card business.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate internet banking.

Investment banking business includes treasury operations, securities broking and dealing, provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business, property-related business and wealth management business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

(a) 業務分部

本集團經營以下主要業務分部：

個人銀行業務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款及信用卡業務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、提供網上證券買賣服務。

企業服務包括公司秘書服務、證券登記及商業服務，及離岸企業及信託服務。

其他業務包括銀行保險、保險業務、與地產有關的業務及財富管理業務。

未分類的業務項目主要包括中央管理層、銀行行址，以及其他未能合理分配予特定業務分部的業務活動。

		2004							
		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	1,738,465	1,336,813	579,621	(50)	24,248	(51,522)	-	3,627,575
Other operating income from external customers	源自外界客戶的其他經營收入	436,784	268,027	496,950	387,894	193,442	85,193	-	1,868,290
Inter-segment income	分部間之交易收入	-	-	-	-	-	108,778	(108,778)	-
Total operating income	經營收入總額	2,175,249	1,604,840	1,076,571	387,844	217,690	142,449	(108,778)	5,495,865
Operating profit/(loss) before provisions	未扣除準備的經營溢利／(虧損)	1,013,239	1,025,569	836,336	139,944	64,084	(303,738)	-	2,775,434
Inter-segment transactions	分部間之交易	91,956	8,172	3,745	-	306	(104,179)	-	-
(Charge for)/write back of bad and doubtful debts	壞賬及呆賬(支出)／回撥	(84,842)	(206,148)	(389)	(9,033)	1,528	26,077	-	(272,807)
Contribution from operations	經營利潤	1,020,353	827,593	839,692	130,911	65,918	(381,840)	-	2,502,627
Revaluation surplus on investment properties	重估投資物業盈餘	-	-	-	-	-	227,941	-	227,941
Write back on impairment loss on bank premises	銀行行址減值損失回撥	-	-	-	-	-	18,538	-	18,538
Share of profits less losses of associates	應佔聯營公司溢利減虧損	(1,723)	18,624	19,255	-	28,481	(261)	-	64,376
Other income and expenses*	其他收入及支出*	-	(15,773)	19,830	-	-	6,358	-	10,415
Profit/(loss) before taxation	除稅前溢利／(虧損)	1,018,630	830,444	878,777	130,911	94,399	(129,264)	-	2,823,897
Income tax	所得稅	-	-	-	-	-	(375,330)	-	(375,330)
Minority interests	少數股東權益	-	-	-	(24,767)	-	-	-	(24,767)
Profit/(loss) attributable to shareholders	股東應佔溢利／(虧損)	1,018,630	830,444	878,777	106,144	94,399	(504,594)	-	2,423,800
Profit/(loss) attributable to shareholders is after charging:	股東應佔溢利／(虧損)已扣除：								
Depreciation for the year	年度內折舊	(91,616)	(48,490)	(17,205)	(7,405)	(6,909)	(72,336)	-	(243,961)
Amortisation of goodwill	商譽攤銷	(30,538)	(31,701)	(40,040)	(39,626)	(1,970)	-	-	(143,875)
Segment assets	分部資產	48,448,340	71,741,124	77,018,778	1,645,556	1,507,253	704,842	-	201,065,893
Investments in associates	聯營公司投資	36,601	290,495	77,399	-	319,574	1,894	-	725,963
Unallocated assets	未分類資產	-	-	-	-	-	8,577,690	-	8,577,690
Total assets	資產總額	48,484,941	72,031,619	77,096,177	1,645,556	1,826,827	9,284,426	-	210,369,546
Segment liabilities	分部負債	106,071,387	57,671,069	14,045,540	52,344	1,129,967	-	-	178,970,307
Unallocated liabilities	未分類負債	-	-	-	-	-	5,234,979	-	5,234,979
Total liabilities	負債總額	106,071,387	57,671,069	14,045,540	52,344	1,129,967	5,234,979	-	184,205,286
Write back of impairment loss credited to equity	回撥減值損失存入股東權益	-	-	-	-	-	12,839	-	12,839
Capital expenditure incurred during the year	年度內資本開支	53,613	74,870	88,472	228,523	28,576	1,432,127	-	1,906,181

* Other income and expenses included net profit or loss on disposal of fixed assets, held-to-maturity debt securities, investment securities and associates, provision or write back on held-to-maturity debt securities, investment securities and associates.

* 其他收入及支出包括出售固定資產、持至到期債務證券、投資證券和聯營公司的損益，及持至到期債務證券、投資證券和聯營公司的調撥或回撥。

18. SEGMENT REPORTING (continued) 分部報告（續）

(a) Business Segments (continued) (a) 業務分部（續）

2003

		Personal Banking 個人銀行 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	1,932,393	1,170,885	526,811	24	34,481	(68,514)	-	3,596,080
Other operating income from external customers	源自外界客戶的其他經營收入	393,717	254,897	566,819	358,375	147,970	78,389	-	1,800,167
Inter-segment income	分部間之交易收入	-	-	-	-	-	136,566	(136,566)	-
Total operating income	經營收入總額	2,326,110	1,425,782	1,093,630	358,399	182,451	146,441	(136,566)	5,396,247
Operating profit/(loss) before provisions	未扣除準備的經營溢利／(虧損)	1,286,224	880,649	858,429	112,477	36,722	(303,794)	-	2,870,707
Inter-segment transactions	分部間之交易	112,394	11,256	6,779	-	-	(130,429)	-	-
Charge for bad and doubtful debts	壞賬及呆賬支出	(343,519)	(112,574)	(16,138)	(9,995)	(15,944)	(500)	-	(498,670)
Contribution from operations	經營利潤	1,055,099	779,331	849,070	102,482	20,778	(434,723)	-	2,372,037
Revaluation surplus on investment properties	重估投資物業盈餘	-	-	-	-	-	12,816	-	12,816
Impairment loss on bank premises	銀行行址減值損失	-	-	-	-	-	(113,782)	-	(113,782)
Share of profits less losses of associates	應佔聯營公司溢利減虧損	(3,994)	26,007	1,314	-	97,932	(8,661)	-	112,598
Other income and expenses*	其他收入及支出*	-	3,250	(16,252)	-	5,941	(2,300)	-	(9,361)
Profit/(loss) before taxation	除稅前溢利／(虧損)	1,051,105	808,588	834,132	102,482	124,651	(546,650)	-	2,374,308
Income tax	所得稅	-	-	-	-	-	(433,401)	-	(433,401)
Minority interests	少數股東權益	-	-	-	(18,992)	(150)	(51)	-	(19,193)
Profit/(loss) attributable to shareholders	股東應佔溢利／(虧損)	1,051,105	808,588	834,132	83,490	124,501	(980,102)	-	1,921,714
Profit/(loss) attributable to shareholders is after charging:	股東應佔溢利／(虧損)已扣除：								
Depreciation for the year	年度內折舊	(84,255)	(40,938)	(16,340)	(6,468)	(7,593)	(73,248)	-	(228,842)
Amortisation of goodwill	商譽攤銷	(31,425)	(25,214)	(45,638)	(36,870)	(940)	-	-	(140,087)
Segment assets	分部資產	48,173,407	56,294,715	82,861,682	1,169,400	1,103,878	90,214	-	189,693,296
Investments in associates	聯營公司投資	31,926	342,601	53,840	-	304,705	3,412	-	736,484
Unallocated assets	未分類資產	-	-	-	-	-	8,046,338	-	8,046,338
Total assets	資產總額	48,205,333	56,637,316	82,915,522	1,169,400	1,408,583	8,139,964	-	198,476,118
Segment liabilities	分部負債	110,392,305	45,031,831	13,440,069	62,760	737,779	-	-	169,664,744
Unallocated liabilities	未分類負債	-	-	-	-	-	4,424,705	-	4,424,705
Total liabilities	負債總額	110,392,305	45,031,831	13,440,069	62,760	737,779	4,424,705	-	174,089,449
Impairment loss charged to equity	減值損失於股東權益支銷	-	-	-	-	-	(122,013)	-	(122,013)
Capital expenditure incurred during the year	年度內資本開支	44,118	53,071	79,940	328,010	5,329	15,732	-	526,200

* Other income and expenses included net profit or loss on disposal of fixed assets, held-to-maturity debt securities, investment securities and associates, provision or write back on held-to-maturity debt securities, investment securities and associates.

* 其他收入及支出包括出售固定資產、持至到期債務證券、投資證券和聯營公司的損益，及持至到期債務證券、投資證券和聯營公司的調撥或回撥。

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2004

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中華人民共和國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	**4,504,742**	**528,168**	**209,545**	**523,386**	**(269,976)**	**5,495,865**
Profit before taxation	除稅前溢利	**2,395,821**	**177,884**	**80,288**	**169,904**	**-**	**2,823,897**
Total assets	資產總額	**178,475,184**	**28,172,241**	**17,442,983**	**31,149,607**	**(44,870,469)**	**210,369,546**
Total liabilities	負債總額	**157,253,477**	**28,117,952**	**17,267,817**	**23,821,351**	**(42,255,311)**	**184,205,286**
Contingent liabilities and commitments	或然負債及承擔	**33,548,424**	**3,508,652**	**4,199,197**	**3,029,858**	**-**	**44,286,131**
Capital expenditure during the year	年度內資本開支	**1,551,254**	**107,152**	**224,903**	**22,872**	**-**	**1,906,181**

2003

		Hong Kong 香港 HK$'000港幣千元	People's Republic of China 中華人民共和國 HK$'000港幣千元	Other Asian Countries 其他亞洲國家 HK$'000港幣千元	Others 其他 HK$'000港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000港幣千元	Consolidated 綜合總額 HK$'000港幣千元
The Group	**集團**						
Total operating income	經營收入總額	4,582,445	439,362	180,084	485,688	(291,332)	5,396,247
Profit before taxation	除稅前溢利	2,028,663	157,833	74,525	113,287	–	2,374,308
Total assets	資產總額	171,220,488	19,224,326	14,070,718	29,237,812	(35,277,226)	198,476,118
Total liabilities	負債總額	151,169,264	19,173,706	13,876,847	22,078,299	(32,208,667)	174,089,449
Contingent liabilities and commitments	或然負債及承擔	28,437,677	2,239,141	2,280,989	1,738,291	–	34,696,098
Capital expenditure during the year	年度內資本開支	456,695	47,843	843	20,819	–	526,200

19. CASH AND SHORT-TERM FUNDS 現金及短期資金

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**3,655,593**	2,695,618	**3,460,456**	2,560,012
Money at call and short notice	通知及短期存款	**32,251,148**	29,843,667	**32,068,851**	29,625,898
Treasury bills (Note 28)	國庫債券(附註28)	**3,970,997**	3,494,225	**3,963,240**	3,321,527
		39,877,738	36,033,510	**39,492,547**	35,507,437
An analysis of treasury bills held is as follows:	持有國庫債券分析如下:				
– Unlisted, held-to-maturity, at amortised cost	一非上市持至到期(原值減攤銷額)	**43,093**	233,593	**35,336**	60,895
– Unlisted, other investments in securities, at fair value	一非上市其他證券投資(公平值)	**3,927,904**	3,260,632	**3,927,904**	3,260,632
		3,970,997	3,494,225	**3,963,240**	3,321,527

All treasury bills are issued by central governments and central banks.

所有國庫債券均由中央政府及中央銀行發行。

20. INVESTMENTS IN SECURITIES 證券投資

(a) Certificates of Deposit Held - Unlisted (Note 28)

(a) 持有的存款證一非上市(附註28)

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Non-trading, at fair value	非交易用途(公平值)	**1,028,179**	1,418,361	**1,024,189**	1,418,361
Held-to-maturity, at amortised cost	持至到期(原值減攤銷額)	**1,418,768**	1,598,195	**1,041,839**	1,140,958
		2,446,947	3,016,556	**2,066,028**	2,559,319

(b) Other Investments in Securities

(b) 其他證券投資

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Listed	上市				
– in Hong Kong	– 在香港上市				
equity securities	股份證券	**410,594**	455,821	**353,588**	432,351
debt securities	債務證券	**752,502**	–	**752,502**	–
– outside Hong Kong	– 在香港以外地區上市				
equity securities	股份證券	**186,195**	286,491	**146,638**	271,897
debt securities	債務證券	**2,947,608**	4,016,859	**2,566,292**	3,641,903
		4,296,899	4,759,171	**3,819,020**	4,346,151
Unlisted	非上市				
– equity securities	– 股份證券	**315,881**	48,392	**304,663**	38,090
– debt securities	– 債務證券	**3,950,587**	5,343,772	**3,645,698**	5,103,735
		4,266,468	5,392,164	**3,950,361**	5,141,825
		8,563,367	10,151,335	**7,769,381**	9,487,976
Equity securities	股份證券	**912,670**	790,704	**804,889**	742,338
Debt securities (Note 28)	債務證券(附註28)	**7,650,697**	9,360,631	**6,964,492**	8,745,638
		8,563,367	10,151,335	**7,769,381**	9,487,976
Market value of listed securities	上市證券市值				
– equity securities	–股份證券	**596,789**	742,312	**500,226**	704,248
– debt securities	–債務證券	**3,700,110**	4,016,859	**3,318,794**	3,641,903
		4,296,899	4,759,171	**3,819,020**	4,346,151
Issued by:	發行機構:				
– Central governments and central banks	–中央政府和中央銀行	**286,836**	741,084	**246,592**	387,022
– Public sector entities	–公營機構	**704,100**	1,929,256	**704,100**	1,929,096
– Banks and other financial institutions	–銀行及其他金融機構	**3,291,265**	3,705,219	**2,941,048**	3,453,149
– Corporate entities	–企業	**4,217,514**	3,717,394	**3,834,047**	3,681,191
– Others	–其他	**63,652**	58,382	**43,594**	37,518
		8,563,367	10,151,335	**7,769,381**	9,487,976

20. INVESTMENTS IN SECURITIES (continued) 證券投資（續）

(c) Held-to-maturity Debt Securities (Note 28)　(c) 持至到期的債務證券（附註28）

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Listed	上市				
– in Hong Kong	– 在香港上市	**518,281**	162,957	**497,682**	131,865
– outside Hong Kong	– 在香港以外地區上市	**2,919,372**	2,179,303	**2,734,412**	2,046,496
		3,437,653	2,342,260	**3,232,094**	2,178,361
Unlisted	非上市	**12,658,431**	9,366,965	**12,085,066**	8,912,519
		16,096,084	11,709,225	**15,317,160**	11,090,880
Market value of listed securities	上市證券市值	**3,450,682**	2,346,884	**3,238,673**	2,176,637
Issued by:	發行機構：				
– Central governments and central banks	– 中央政府和中央銀行	**7,843,778**	7,618,960	**7,839,919**	7,618,960
– Public sector entities	– 公營機構	**1,196,216**	124,021	**964,550**	–
– Banks and other financial institutions	– 銀行及其他金融機構	**2,181,169**	1,685,284	**1,785,331**	1,297,143
– Corporate entities	– 企業	**4,874,921**	2,280,960	**4,727,360**	2,174,777
		16,096,084	11,709,225	**15,317,160**	11,090,880

(d) Investment Securities　(d) 投資證券

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Listed	上市				
– in Hong Kong equity securities	– 在香港上市 股份證券	–	50	–	–
– outside Hong Kong debt securities	– 在香港以外地區上市 債務證券	**71,410**	68,457	**71,410**	68,457
		71,410	68,507	**71,410**	68,457
Unlisted	非上市				
– equity securities	– 股份證券	**142,285**	151,935	**102,255**	112,322
– debt securities	– 債務證券	**22,678**	22,655	**18,180**	18,003
		164,963	174,590	**120,435**	130,325
		236,373	243,097	**191,845**	198,782
Equity securities	股份證券	**142,285**	151,985	**102,255**	112,322
Debt securities (Note 28)	債務證券（附註28）	**94,088**	91,112	**89,590**	86,460
		236,373	243,097	**191,845**	198,782

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Market value of listed securities	上市證券市值				
– equity securities	– 股份證券	**–**	50	**–**	–
– debt securities	– 債務證券	**81,943**	68,717	**81,943**	68,717
		81,943	68,767	**81,943**	68,717
Issued by:	發行機構:				
– Corporate entities	–企業	**154,414**	161,341	**128,673**	135,787
– Central governments and central banks	–中央政府和中央銀行	**14,577**	–	**–**	–
– Banks and other financial institutions	–銀行及其他金融機構	**3,910**	–	**–**	–
– Others	–其他	**63,472**	81,756	**63,172**	62,995
		236,373	243,097	**191,845**	198,782

21. ADVANCES AND OTHER ACCOUNTS LESS PROVISIONS 已扣除準備之貸款及其他賬項

(a) Advances to Customers and Other Accounts (a) 客戶貸款及其他賬項

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Advances to customers (Note 28)	客戶貸款(附註28)	**117,258,753**	102,908,836	**112,769,755**	99,684,758
Advances to banks and other financial institutions (Note 28)	銀行及其他金融機構貸款(附註28)	**2,114,655**	1,563,981	**2,114,655**	1,563,981
Accrued interest	應計利息	**1,054,632**	1,137,979	**1,019,140**	1,111,846
Less: Suspended interest	減:懸欠利息	**(319,779)**	(439,982)	**(319,520)**	(439,431)
Other accounts	其他賬項	**4,523,708**	4,380,696	**4,371,673**	4,842,953
Construction in progress	在建工程	**–**	468,235	**–**	468,235
		124,631,969	110,019,745	**119,955,703**	107,232,342
Less: Provisions for bad and doubtful debts	減:壞賬及呆賬準備				
– Specific	– 特殊	**342,320**	380,400	**217,143**	238,978
– General	– 一般	**1,339,996**	1,259,551	**1,277,326**	1,209,630
		122,949,653	108,379,794	**118,461,234**	105,783,734

21. ADVANCES AND OTHER ACCOUNTS LESS PROVISIONS (continued) 已扣除準備之貸款及其他賬項(續)

(b) Provisions Against Advances and Other Accounts for 2004

(b) 2004年貸款及其他賬項的準備

The Group 集團

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	380,400	1,259,551	-	1,282	380,400	1,260,833	508,890
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備(附註10)	409,857	160,654	679	1,528	410,536	162,182	-
Provisions released back to profit and loss account (Note 10)	撥回損益賬的準備(附註10)	(207,399)	(90,649)	(125)	(1,738)	(207,524)	(92,387)	-
Amounts written off	撇銷額	(420,582)	(474)	(679)	-	(421,261)	(474)	(203,974)
Recoveries (Note 10)	收回額(附註10)	170,327	210	125	-	170,452	210	-
Interest suspended during the year	年內懸欠利息	-	-	-	-	-	-	152,864
Suspended interest recovered	懸欠利息收回	-	-	-	-	-	-	(79,374)
Additions through acquisition of subsidiaries	經收購附屬公司的增置	2,062	-	-	-	2,062	-	-
Other movements	其他變動	1,417	3,503	-	-	1,417	3,503	-
Exchange adjustments	匯兌調整	6,238	7,201	-	23	6,238	7,224	1,723
At 31st December	於12月31日	342,320	1,339,996	-	1,095	342,320	1,341,091	380,129

The Bank 銀行

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	238,978	1,209,630	230,665	1,283	469,643	1,210,913	508,338
New provisions charged to profit and loss account	記入損益賬的新準備	398,344	141,370	123,679	1,527	522,023	142,897	-
Provisions released back to profit and loss account	撥回損益賬的準備	(176,858)	(82,574)	(22,319)	(1,738)	(199,177)	(84,312)	-
Amounts written off	撇銷額	(409,125)	(439)	(679)	-	(409,804)	(439)	(203,253)
Recoveries	收回額	158,542	210	125	-	158,667	210	-
Interest suspended during the year	年內懸欠利息	-	-	-	-	-	-	151,988
Suspended interest recovered	懸欠利息收回	-	-	-	-	-	-	(78,900)
Other movements	其他變動	1,417	3,503	-	-	1,417	3,503	-
Exchange adjustments	匯兌調整	5,845	5,626	-	23	5,845	5,649	1,698
At 31st December	於12月31日	217,143	1,277,326	331,471	1,095	548,614	1,278,421	379,871

Provisions Against Advances and Other Accounts for 2003 2003年貸款及其他賬項的準備

The Group 集團

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	426,713	1,333,257	–	1,268	426,713	1,334,525	559,576
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備（附註10）	878,092	63,830	254	1,435	878,346	65,265	–
Provisions released back to profit and loss account (Note 10)	撥回損益賬的準備（附註10）	(307,382)	(135,917)	(214)	(1,428)	(307,596)	(137,345)	–
Amounts written off	撇銷額	(824,582)	(10,294)	(254)	–	(824,836)	(10,294)	(171,621)
Recoveries (Note 10)	收回額(附註10)	188,519	4,038	214	–	188,733	4,038	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	201,591
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(81,381)
Additions through acquisition of subsidiaries	經收購附屬公司的增置	–	36	–	–	–	36	–
Other movements	其他變動	15,836	(2,979)	–	–	15,836	(2,979)	–
Exchange adjustments	匯兌調整	3,204	7,580	–	7	3,204	7,587	725
At 31st December	於12月31日	380,400	1,259,551	–	1,282	380,400	1,260,833	508,890

The Bank 銀行

		Advances to customers and other accounts 客戶貸款及其他賬項		Trade bills and others 貿易票據及其他		Total 總額		Suspended interest 懸欠利息
		Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	Specific 特殊 HK$'000 港幣千元	General 一般 HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	279,672	1,222,872	230,665	1,267	510,337	1,224,139	558,167
Additions through merger with EAC and EAF	經與東亞授信及東亞財務合併的增置	20,228	80,296	–	–	20,228	80,296	1,175
New provisions charged to profit and loss account	記入損益賬的新準備	832,605	52,442	254	1,436	832,859	53,878	–
Provisions released back to profit and loss account	撥回損益賬的準備	(291,047)	(132,996)	(214)	(1,427)	(291,261)	(134,423)	–
Amounts written off	撇銷額	(796,555)	(9,662)	(254)	–	(796,809)	(9,662)	(171,579)
Recoveries	收回額	182,723	1,533	214	–	182,937	1,533	–
Interest suspended during the year	年內懸欠利息	–	–	–	–	–	–	200,959
Suspended interest recovered	懸欠利息收回	–	–	–	–	–	–	(81,110)
Other movements	其他變動	9,837	(8,625)	–	–	9,837	(8,625)	–
Exchange adjustments	匯兌調整	1,515	3,770	–	7	1,515	3,777	726
At 31st December	於12月31日	238,978	1,209,630	230,665	1,283	469,643	1,210,913	508,338

Suspended interest related only to advances to customers and other accounts. 懸欠利息只與客戶貸款及其他賬項有關。

21. ADVANCES AND OTHER ACCOUNTS LESS PROVISIONS (continued) 已扣除準備之貸款及其他賬項（續）

(c) Non-performing Advances to Customers

Non-performing advances to customers are advances on which interest is being placed in suspense or on which interest accrual has ceased.

(c) 不履行客戶貸款

不履行客戶貸款即其利息撥入利息懸欠賬目或已停止累計利息的貸款。

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross non-performing advances to customers	不履行客戶貸款總額	**1,365,432**	2,526,389	**1,360,524**	2,510,946
As percentage of total advances to customers	佔客戶貸款總額百分比	**1.16%**	2.45%	**1.21%**	2.52%
Specific provisions	特殊準備	**206,624**	219,528	**206,624**	219,528
Suspended interest*	懸欠利息*	**380,129**	508,890	**379,871**	508,338

* *Inclusive of interest capitalised*

* *包括已資本化的利息*

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased as at 31st December, 2004 and 31st December, 2003, nor were there any specific provisions made for them on these two dates.

於2004年12月31日及2003年12月31日，本集團貸予銀行及其他金融機構的款項中，並無利息撥入利息懸欠賬目或已停止累計利息的貸款，亦無就該等貸款提撥特殊準備。

22. ADVANCES TO CUSTOMERS – NET INVESTMENT IN FINANCE LEASES 客戶貸款－融資租賃的淨投資額

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

客戶貸款包括以融資租賃形式租出的設備。根據融資租賃應收的最低租賃付款總額，及其現值如下：

		The Group and The Bank 集團及銀行					
		2004			2003		
		Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	**Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元**	**Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元**	Present value of the minimum lease payments 最低租賃付款現值 HK$'000港幣千元	Interest income relating to future periods 相關未來利息收入 HK$'000港幣千元	Total minimum lease payments 最低租賃付款總額 HK$'000港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**815,401**	**111,436**	**926,837**	550,741	117,715	668,456
After one year but within five years	1年以後至5年內	**1,262,417**	**217,594**	**1,480,011**	1,034,853	297,777	1,332,630
After five years	5年以後	**1,813,039**	**276,970**	**2,090,009**	1,750,661	388,457	2,139,118
		3,890,857	**606,000**	**4,496,857**	3,336,255	803,949	4,140,204
Less: Provisions for bad and doubtful debts	減：壞賬及呆賬準備	**(3,846)**			(7,453)		
Net investment in finance leases	融資租賃的淨投資額	**3,887,011**			3,328,802		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

23. INVESTMENTS IN SUBSIDIARIES 附屬公司投資

		The Bank 銀行	
		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Unlisted shares, at cost	上市股份(原值)	**2,008,087**	1,980,975
Less: impairment loss	減：減值損失	**(169,850)**	(169,850)
		1,838,237	1,811,125

Acquisition of subsidiaries:

收購附屬公司：

On 9th March, 2004 the Group acquired the remaining 30% interest in Asia Strategic Capital Limited for a cash consideration of US$3,475,500.

於2004年3月9日，本集團以現金代價3,475,500美元購入Asia Strategic Capital Limited 餘下之30%股權。

The Group formed Tricor Singapore Pte. Ltd., a 75.6% subsidiary, to acquire the secretarial, share registration and bookkeeping businesses of PricewaterhouseCoopers in Singapore on 1st October, 2004 for a cash consideration of S$68,000,000.

於2004年10月1日，本集團新成立一間擁有75.6%權益的附屬公司—Tricor Singapore Pte. Ltd.，以現金代價新加坡幣68,000,000元購入羅兵咸永道會計師事務所於新加坡的秘書、證券登記及賬務業務。

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

以下摘要只包括對本集團的業績、資產或負債有重大影響的附屬公司。除非另外説明，此等股份屬普通股份。

Details of these companies are as follows:

此等附屬公司的詳情如下:

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Bank of East Asia (Trustees) Limited 東亞銀行(信託)有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Pacific Asia Limited	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific (Vanuatu) Limited	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Holding of a single outstanding deposit 持有一未提取存款
Blue Cross (Asia-Pacific) Insurance Limited 藍十字(亞太)保險有限公司	Hong Kong 香港	HK$港幣189,000,000元	100%		Insurance 保險
East Asia Asset Management Company Limited 東亞資產管理有限公司	Hong Kong 香港	HK$港幣10,000,000元	100%		Asset management 資產管理
East Asia Corporate Services (BVI) Limited	BVI 英屬處女群島	US$250,000美元		75.6%	Registered agent and trustee services 註冊代理及信託服務

23. INVESTMENTS IN SUBSIDIARIES (continued) 附屬公司投資(續)

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Electronic Data Processing (Guangzhou) Limited (Note 1) 東亞電子資料處理(廣州)有限公司(附註1)	PRC 中華人民共和國	US$2,700,000美元		100%	Servicing 服務
East Asia Facility Management Limited 東亞設施管理有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Facility management 設施管理
East Asia Financial Holding (BVI) Limited	BVI 英屬處女群島	US$1美元	100%		Issuer of subordinated notes 後償票據發行人
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女群島	US$23,296,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Options and futures trading 期權及期貨買賣
East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Bank holding company 銀行控股公司
East Asia Indonesian Holdings Limited (Note 2)	Seychelles 塞舌爾	US$100,000美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女群島	HK$港幣186,038,725元	100%		Investment holding 投資控股
East Asia Properties Holding Company Limited 東亞物業控股有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Investment holding 投資控股
East Asia Properties Investment Company Limited 東亞物業投資有限公司	Hong Kong 香港	HK$港幣10,000元		100%	Property holding 物業持有
East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Property Agency Company Limited 東亞物業代理有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Holdings (Jersey) Limited	Jersey 澤西島	STG£ 9英鎊	100%		Property holding 物業持有

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Secretaries (BVI) Limited	BVI 英屬處女群島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣
East Asia Strategic Holdings Limited	BVI 英屬處女群島	US$50,000,000美元	100%		Investment holding 投資控股
Golden Wings International Ltd.	BVI 英屬處女群島	US$10,000美元		100%	Property investment 物業投資
Leader One Limited	BVI 英屬處女群島	US$1美元	100%		Investment holding 投資控股
Secretaries Limited 秘書商業服務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Strath Corporate Services Limited	Hong Kong 香港	HK$港幣2元		75.6%	Business and corporate services 商務及企業服務
Tengis Limited 登捷時有限公司	Hong Kong 香港	HK$港幣20元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
The Bank of East Asia (BVI) Limited 東亞銀行(英屬處女群島)有限公司	BVI 英屬處女群島	US$1,000,000美元	100%		Banking services 銀行服務
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務
The Bank of East Asia (U.S.A.) N.A. 美國東亞銀行	U.S.A. 美國	US$4,000,000美元		100%	Banking 銀行
Tricor Holdings Limited	BVI 英屬處女群島	US$7,001美元		75.6%	Investment holding 投資控股
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Tricor Singapore Pte. Ltd.	Singapore 新加坡	S$新加坡幣2元		75.6%	Investment holding 投資控股

Notes:

1. *Represents a wholly foreign owned enterprise.*
2. *This company has re-domiciled from Mauritius to Seychelles on 30th December, 2004 and the issued and paid up capital was increased from US$2 to US$100,000.*
3. *BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.*

附註：

1. *指一外資企業。*
2. *於2004年12月30日，此公司已從毛里裘斯遷冊至塞舌爾，其已發行及繳足股本由2美元增加至100,000美元。*

24. INVESTMENTS IN ASSOCIATES 聯營公司投資

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Unlisted shares, at cost	非上市股份(原值)	**-**	-	**333,018**	375,013
Share of net assets	應佔淨資產	**752,897**	760,267	**-**	-
Goodwill unamortised	未經攤銷的商譽	**70**	388	**-**	-
		752,967	760,655	**333,018**	375,013
Less: impairment loss	減:減值損失	**(27,004)**	(24,171)	**(189,375)**	(192,373)
		725,963	736,484	**143,643**	182,640

Loans to associates amounting to HK$221,029,000 (2003: HK$213,837,000) are included under advances to customers.

聯營公司貸款共港幣221,029,000元(2003年:213,837,000元)已包括在客戶貸款。

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group:

以下摘要只包括對本集團的業績或資產有重大影響的聯營公司,此等聯營公司均屬非上市公司。

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	% of ordinary shares held by 普通股 The Group 本集團所佔權益	Nature of business 業務性質
Cementhai SCT (Hong Kong) Limited 興明泰(香港)貿易有限公司	Hong Kong 香港	20%		Trading 貿易
DaimlerChrysler Services China Limited 奔馳財務中國有限公司	Hong Kong 香港		20%	Financing and leasing services 租賃及財務服務
DaimlerChrysler Services Korea Limited	Republic of Korea 韓國		20%	Financial services 財務服務
East Asia GE Commercial Finance Limited (formerly East Asia Heller Limited) 東亞通用金融有限公司 (前東亞興萊有限公司)	Hong Kong 香港	50%		Factoring 貼現
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女群島	25%		Investment holding 投資控股

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares held by 普通股 The Bank 本銀行所佔權益	The Group 本集團所佔權益	Nature of business 業務性質
Platinum Holdings Company Limited	Cayman Islands 開曼群島	30%		Investment holding 投資控股
PT. Bank Resona Perdania	Indonesia 印尼		24.9%	Banking & related financial services 銀行及有關金融服務
Sunfire Enterprises Limited 申發企業有限公司	BVI 英屬處女群島		20%	Property development 物業發展
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%		Insurance 保險
Trilease International Limited (Note 1) 鼎協租賃國際有限公司(附註1)	Hong Kong 香港	20%		Leasing 租賃

Notes:

1. *This company has commenced members' voluntary liquidation on 25th January, 2005.*
2. *BVI denotes the British Virgin Islands.*

附註：

1. *此公司已於2005年1月25日開始成員自動清盤。*

25. GOODWILL 商譽

		The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元
Cost	成本		
At 1st January, 2004	於2004年1月1日	**2,815,591**	**1,933,238**
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**244,763**	**-**
Exchange adjustments	匯兑調整	**3,951**	**-**
At 31st December, 2004	於2004年12月31日	**3,064,305**	**1,933,238**
Accumulated amortisation and impairment losses	累計攤銷及減值損失		
At 1st January, 2004	於2004年1月1日	**472,183**	**376,284**
Amortisation for the year (Note 9)	年度內攤銷(附註9)	**143,875**	**96,662**
Exchange adjustments	匯兑調整	**91**	**-**
At 31st December, 2004	於2004年12月31日	**616,149**	**472,946**
Carrying amount at 31st December, 2004	於2004年12月31日賬面值	**2,448,156**	**1,460,292**
Carrying amount at 31st December, 2003	於2003年12月31日賬面值	2,343,408	1,556,954

26. FIXED ASSETS 固定資產

		The Group 集團			
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值				
At 1st January, 2004	於2004年1月1日				
– As previously reported	－如前匯報	**268,279**	**3,941,229**	**1,673,511**	**5,883,019**
– Adjustments arising from change in accounting policies	－因會計政策變更產生的調整				
– Set off with accumulated depreciation	－累計折舊抵銷	**(11,440)**	**–**	**–**	**(11,440)**
– Revaluation of assets transferred to investment properties	－資產重估轉入投資物業	**–**	**15,753**	**–**	**15,753**
– Transfer from bank premises to investment properties	－撥自行址轉入投資物業	**314,340**	**(396,890)**	**–**	**(82,550)**
– As restated	－重報	**571,179**	**3,560,092**	**1,673,511**	**5,804,782**
Additions	增置	**33**	**1,431,082**	**230,304**	**1,661,419**
Additions through acquisition	經收購的增置	**–**	**–**	**2,568**	**2,568**
Revaluation surplus	重估盈餘	**227,941**	**–**	**–**	**227,941**
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	**–**	**13,788**	**–**	**13,788**
Transfer from bank premises to investment properties	行址轉入投資物業	**41,382**	**(44,369)**	**–**	**(2,987)**
Disposals	出售	**(39,019)**	**(55,857)**	**(78,341)**	**(173,217)**
Exchange adjustments	匯兌調整	**1,418**	**2,569**	**8,853**	**12,840**
At 31st December, 2004	於2004年12月31日	**802,934**	**4,907,305**	**1,836,895**	**7,547,134**
Accumulated depreciation and amortisation	累計折舊及攤銷				
At 1st January, 2004	於2004年1月1日				
– As previously reported	－如前匯報	**11,440**	**651,727**	**1,135,154**	**1,798,321**
– Adjustments arising from change in accounting policies	－因會計政策變更產生的調整				
– Set off against cost	－成本抵銷	**(11,440)**	**–**	**–**	**(11,440)**
– Transfer to investment properties	－轉入投資物業	**–**	**(82,550)**	**–**	**(82,550)**
– As restated	－重報	**–**	**569,177**	**1,135,154**	**1,704,331**
Additions through acquisition	經收購的增置	**–**	**–**	**2,000**	**2,000**
Charge for the year (Note 9)	年度內支出（附註9）	**–**	**51,707**	**192,254**	**243,961**
Transfer to investment properties	轉入投資物業	**–**	**(2,987)**	**–**	**(2,987)**
Write back of impairment loss	減值損失回撥	**–**	**(31,377)**	**–**	**(31,377)**
Written back on disposals	出售時回撥	**–**	**(5,784)**	**(67,489)**	**(73,273)**
Exchange adjustments	匯兌調整	**–**	**(148)**	**6,877**	**6,729**
At 31st December, 2004	於2004年12月31日	**–**	**580,588**	**1,268,796**	**1,849,384**
Net book value at 31st December, 2004	賬面淨值 於2004年12月31日	**802,934**	**4,326,717**	**568,099**	**5,697,750**
Net book value at 31st December, 2003	賬面淨值 於2003年12月31日	256,839	3,289,502	538,357	4,084,698

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The gross amounts of the above assets are stated:	上述資產的總額列示如下：				
At cost	按成本	–	3,666,085	1,836,895	5,502,980
At Directors' valuation	按董事估值				
– 1989	－1989年	–	1,079,644	–	1,079,644
– 1991	－1991年	–	161,576	–	161,576
At professional valuation	按專業估值				
– 2004	－2004年	802,934	–	–	802,934
		802,934	4,907,305	1,836,895	7,547,134

The Bank 銀行

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值				
At 1st January, 2004	於2004年1月1日				
– As previously reported	－如前匯報	143,690	3,403,526	1,471,446	5,018,662
– Adjustments arising from change in accounting policies	－因會計政策變更產生的調整				
– Set off with accumulated depreciation	－累計折舊抵銷	(1,188)	–	–	(1,188)
– Revaluation of assets transferred to investment properties	－資產重估轉入投資物業	–	44,323	–	44,323
– Transfer from bank premises to investment properties	－行址轉入投資物業	292,141	(359,836)	–	(67,695)
– As restated	－重報	434,643	3,088,013	1,471,446	4,994,102
Additions	增置	–	1,431,081	192,613	1,623,694
Revaluation surplus	重估盈餘	207,093	–	–	207,093
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	13,788	–	13,788
Transfer from bank premises to investment properties	行址轉入投資物業	41,382	(44,369)	–	(2,987)
Disposals	出售	(39,019)	(43,378)	(65,019)	(147,416)
Exchange adjustments	匯兌調整	117	2,055	6,194	8,366
At 31st December, 2004	於2004年12月31日	644,216	4,447,190	1,605,234	6,696,640

26. FIXED ASSETS (continued) 固定資產(續)

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Accumulated depreciation and amortisation	累計折舊及攤銷				
At 1st January, 2004	於2004年1月1日				
– As previously reported	－如前匯報	1,188	397,778	1,022,889	1,421,855
– Adjustments arising from change in accounting policies	－因會計政策變更產生的調整				
– Set off against cost	－成本抵銷	(1,188)	–	–	(1,188)
– Transfer to investment properties	－轉入投資物業	–	(67,695)	–	(67,695)
– As restated	－重報	–	330,083	1,022,889	1,352,972
Charge for the year	年度內支出	–	45,653	159,510	205,163
Transfer to investment properties	轉入投資物業	–	(2,987)	–	(2,987)
Write back of impairment loss	減值損失回撥	–	(12,839)	–	(12,839)
Written back on disposals	出售時回撥	–	(4,044)	(54,700)	(58,744)
Exchange adjustments	匯兌調整	–	425	4,784	5,209
At 31st December, 2004	於2004年12月31日	–	356,291	1,132,483	1,488,774
Net book value at 31st December, 2004	賬面淨值 於2004年12月31日	644,216	4,090,899	472,751	5,207,866
Net book value at 31st December, 2003	賬面淨值 於2003年12月31日	142,502	3,005,748	448,557	3,596,807
The gross amounts of the above assets are stated:	上述資產的總額列示如下：				
At cost	按成本	–	3,367,546	1,605,234	4,972,780
At Directors' valuation	按董事估值				
– 1989	－1989年	–	1,079,644	–	1,079,644
At professional valuation	按專業估值				
– 2004	－2004年	644,216	–	–	644,216
		644,216	4,447,190	1,605,234	6,696,640

The net book value of bank premises and investment properties comprises: 行址及投資物業的賬面淨值包括：

The Group 集團

		2004		2003	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**47,719**	**101,346**	26,789	164,903
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease					
(over 50 years)	長期租約(50年以上)	**645,649**	**3,528,248**	195,850	2,341,220
On medium-term lease					
(10 - 50 years)	中期租約(10至50年)	**20,000**	**238,349**	34,200	311,736
On short lease					
(below 10 years)	短期租約(10年以下)	**–**	**94**	–	189
Held outside Hong Kong	在香港以外地區				
On long lease					
(over 50 years)	長期租約(50年以上)	**49,950**	**136,279**	–	178,367
On medium-term lease					
(10 - 50 years)	中期租約(10至50年)	**39,616**	**322,401**	–	293,087
		802,934	**4,326,717**	256,839	3,289,502

The Bank 銀行

		2004		2003	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**–**	**13,731**	4,702	12,918
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease					
(over 50 years)	長期租約(50年以上)	**534,649**	**3,381,870**	103,600	2,211,183
On medium-term lease					
(10 - 50 years)	中期租約(10至50年)	**20,000**	**238,349**	34,200	311,736
On short lease					
(below 10 years)	短期租約(10年以下)	**–**	**94**	–	189
Held outside Hong Kong	在香港以外地區				
On long lease					
(over 50 years)	長期租約(50年以上)	**49,950**	**136,279**	–	178,367
On medium-term lease					
(10 - 50 years)	中期租約(10至50年)	**39,617**	**320,576**	–	291,355
		644,216	**4,090,899**	142,502	3,005,748

26. FIXED ASSETS (continued) 固定資產(續)

The carrying amount of bank premises of the Group and the Bank would have been HK$2,498,458,000 (2003: HK$2,659,416,000) and HK$1,947,984,000 (2003: HK$1,964,292,000) respectively had they been stated at cost less accumulated depreciation.

如集團及銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣2,498,458,000元(2003年：港幣2,659,416,000元)及港幣1,947,984,000元(2003年：港幣1,964,292,000元)

Investment properties in Hong Kong were valued at HK$665,649,000 as at 20th December, 2004 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors who have among their staff Fellows of the Hong Kong Institute of Surveyors and the valuation has been incorporated in the accounts as at 31st December, 2004. The valuation was performed on an open market value basis.

於2004年12月20日，香港的投資物業由獨立估值師－特許測量師戴德梁行，其僱員具香港測量師學會會士資歷，估值為港幣665,649,000元，有關估值已納入2004年12月31日之賬項內。估值按公開市值進行。

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年，到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

Rental income receivable from investment properties held for use under operating leases amounted to HK$45,998,000 in 2004 (2003: HK$44,586,000). There was no contingent rental recognised during the year 2004 (2003: Nil).

於年內，以經營租賃形式租出投資物業的應收租金為港幣45,998,000元(2003年：港幣44,586,000元)。在2004年度未有包括或有租金(2003年：無)。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃用作出租的行址及投資物業的未來最低應收租賃付款總額如下：

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元	HK$'000 港幣千元
Within one year	1年以內	**38,755**	40,844	**22,318**	23,123
After one year but within five years	1年以後至5年內	**49,786**	61,573	**28,927**	32,381
After five years	5年以後	**7,360**	8,328	**2,043**	2,043
		95,901	110,745	**53,288**	57,547

27. AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年內，本銀行與某些附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下：

(a) Amounts Due from Subsidiaries (a) 附屬公司欠款

		The Bank 銀行	
		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**421,722**	502
Others	其他	**1,634,142**	1,371,199
		2,055,864	1,371,701

(b) Amounts Due to Subsidiaries (b) 欠附屬公司款項

		The Bank 銀行	
		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**5,002,439**	5,077,157
Others	其他	**5,360,244**	5,619,563
		10,362,683	10,696,720

28. MATURITY PROFILE 期限分析

Maturity Profile for 2004 2004年度期限分析

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	3,784,702	186,295	–	–	–	3,970,997
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	7,238,759	2,593,499	–	–	–	9,832,258
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	1,038,530	258,799	988,323	161,295	–	2,446,947
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	4,964,737	15,193,618	15,172,290	42,237,184	38,372,449	1,318,475	117,258,753
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	229,948	98,845	218,144	2,519	1,565,199	2,114,655
– Debt securities included in:	–債務證券包括:							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	175,500	1,179,776	12,891,652	1,849,156	–	16,096,084
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	71,410	–	4,000	18,678	94,088
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	666,131	1,550,987	3,982,813	1,192,379	258,387	7,650,697
		4,964,737	28,327,188	21,111,901	60,318,116	41,581,798	3,160,739	159,464,479
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	454,443	5,676,399	3,400,778	40,037	–	–	9,571,657
– Deposits from customers	–客戶存款	62,612,821	91,293,158	5,912,264	3,919,422	–	–	163,737,665
– Demand deposits and current accounts	–活期存款及往來賬戶	11,919,118	–	–	–	–	–	11,919,118
– Savings deposits	–儲蓄存款	48,729,729	–	–	–	–	–	48,729,729
– Time, call and notice deposits	–定期及通知存款	1,963,974	91,293,158	5,912,264	3,919,422	–	–	103,088,818
– Certificates of deposit issued	–已發行之存款證	–	323,334	2,000,000	1,855,289	–	–	4,178,623
		63,067,264	97,292,891	11,313,042	5,814,748	–	–	177,487,945

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	The Bank 銀行 5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	3,776,946	186,294	–	–	–	3,963,240
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	7,231,004	2,593,498	–	–	–	9,824,502
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	1,038,530	258,799	768,699	–	–	2,066,028
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	4,533,902	14,928,978	14,225,632	41,386,873	36,574,400	1,119,970	112,769,755
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	229,948	98,845	218,144	2,519	1,565,199	2,114,655
– Debt securities included in:	–債務證券包括:							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	113,384	1,087,693	12,549,638	1,566,445	–	15,317,160
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	71,410	–	4,000	14,180	89,590
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	595,901	1,467,020	3,734,585	926,300	240,686	6,964,492
		4,533,902	27,914,691	19,989,191	58,657,939	39,073,664	2,940,035	153,109,422
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	454,443	5,636,345	3,385,230	–	–	–	9,476,018
– Deposits from customers	–客戶存款	60,898,992	84,774,611	5,042,358	3,192,356	–	–	153,908,317
– Demand deposits and current accounts	–活期存款及往來賬戶	11,438,652	–	–	–	–	–	11,438,652
– Savings deposits	–儲蓄存款	47,922,672	–	–	–	–	–	47,922,672
– Time, call and notice deposits	–定期及通知存款	1,537,668	84,774,611	5,042,358	3,192,356	–	–	94,546,993
– Certificates of deposit issued	–已發行之存款證	–	323,334	2,000,000	1,855,289	2,200,000	–	6,378,623
		61,353,435	90,734,290	10,427,588	5,047,645	2,200,000	–	169,762,958

28. MATURITY PROFILE (continued) 期限分析（續）

Maturity Profile for 2003 — 2003年度期限分析

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	2,394,706	1,099,519	–	–	–	3,494,225
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	15,265,942	5,809,579	–	–	–	21,075,521
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	1,049,763	1,082,553	753,563	130,677	–	3,016,556
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	4,774,844	12,736,626	11,907,410	35,639,296	35,828,711	2,021,949	102,908,836
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	44,741	25,304	211,741	30,632	1,251,563	1,563,981
– Debt securities included in:	–債務證券包括：							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	251,229	845,891	9,922,112	689,993	–	11,709,225
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	–	68,457	4,000	18,655	91,112
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	178,103	1,061,797	6,716,523	1,386,942	17,266	9,360,631
		4,774,844	31,921,110	21,832,053	53,311,692	38,070,955	3,309,433	153,220,087
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	1,202,565	4,741,645	1,509,087	63,268	–	–	7,516,565
– Deposits from customers	–客戶存款	49,140,816	99,140,663	6,406,997	732,136	–	–	155,420,612
– Demand deposits and current accounts	–活期存款及往來賬戶	9,612,966	–	–	–	–	–	9,612,966
– Savings deposits	–儲蓄存款	37,552,766	629	–	–	–	–	37,553,395
– Time, call and notice deposits	–定期及通知存款	1,975,084	99,140,034	6,406,997	732,136	–	–	108,254,251
– Certificates of deposit issued	–已發行之存款證	–	–	3,161,000	2,366,339	–	–	5,527,339
		50,343,381	103,882,308	11,077,084	3,161,743	–	–	168,464,516

		The Bank 銀行						
		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	After 5 years 5年以上 HK$'000 港幣千元	Undated 無註明日期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
– Treasury bills (Note 19)	–國庫債券(附註19)	–	2,222,008	1,099,519	–	–	–	3,321,527
– Placements with banks and other financial institutions	–在銀行及其他金融機構的存款	–	15,192,146	5,809,579	–	–	–	21,001,725
– Certificates of deposit held (Note 20(a))	–持有的存款證(附註20(a))	–	1,010,948	851,846	696,525	–	–	2,559,319
– Advances to customers (Note 21(a))	–客戶貸款(附註21(a))	4,411,817	11,685,647	11,232,709	35,005,105	35,550,892	1,798,588	99,684,758
– Advances to banks and other financial institutions (Note 21(a))	–銀行及其他金融機構貸款(附註21(a))	–	44,741	25,304	211,741	30,632	1,251,563	1,563,981
– Debt securities included in:	–債務證券包括:							
– Held-to-maturity debt securities (Note 20(c))	–持至到期債務證券(附註20(c))	–	157,474	624,867	9,780,313	528,226	–	11,090,880
– Investment securities (Note 20(d))	–投資證券(附註20(d))	–	–	–	68,457	4,000	14,003	86,460
– Other investments in securities (Note 20(b))	–其他證券投資(附註20(b))	–	178,103	1,011,409	6,398,237	1,157,889	–	8,745,638
		4,411,817	30,491,067	20,655,233	52,160,378	37,271,639	3,064,154	148,054,288
Liabilities	負債							
– Deposits and balances of banks and other financial institutions	–銀行及其他金融機構的存款及結餘	1,202,296	4,727,439	1,499,111	–	–	–	7,428,846
– Deposits from customers	–客戶存款	47,353,784	92,916,805	5,007,607	674,651	–	–	145,952,847
– Demand deposits and current accounts	–活期存款及往來賬戶	8,773,169	–	–	–	–	–	8,773,169
– Savings deposits	–儲蓄存款	37,032,940	629	–	–	–	–	37,033,569
– Time, call and notice deposits	–定期及通知存款	1,547,675	92,916,176	5,007,607	674,651	–	–	100,146,109
– Certificates of deposit issued	–已發行之存款證	–	–	3,161,000	2,366,339	2,200,000	–	7,727,339
		48,556,080	97,644,244	9,667,718	3,040,990	2,200,000	–	161,109,032

29. INCOME TAX IN THE BALANCE SHEET 資產負債表內的所得稅

(a) Current Taxation in the Balance Sheet Represents: (a) 資產負債表內的本期稅項為：

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Provision for Hong Kong profits tax for the year (Note 12(a))	本年度香港利得稅準備（附註12(a)）	**297,723**	62,839	**245,028**	26,923
Provisional profits tax paid	已付暫繳利得稅	**(237,837)**	(25,382)	**(201,359)**	(3,786)
		59,886	37,457	**43,669**	23,137
Balance of profits tax provision relating to prior years	以往年度利得稅準備結餘	**88,674**	57,009	**88,222**	54,150
Overseas taxation	海外稅項	**30,809**	50,178	**20,139**	45,388
		179,369	144,644	**152,030**	122,675

(b) Deferred Tax Assets and Liabilities Recognised (b) 遞延稅項資產及負債確認

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

確認於綜合資產負債表中遞延稅項（資產）／負債的組成部分及年內之變動如下：

The Group 集團

Deferred tax arising from:	遞延稅項源自：	Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Provisions 準備 HK$'000 港幣千元	Unrealised gains on FX contracts 外匯合約未實現盈利 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2004	於2004年1月1日								
– As previously reported	－如前匯報	281,859	555,523	184,346	(171,480)	-	(67,324)	1,787	784,711
– Adjustments arising from change in accounting policies (Note 32(c))	－因會計政策變更產生的調整（附註32(c)）	-	-	5,997	-	-	-	-	5,997
– As restated	－重報	281,859	555,523	190,343	(171,480)	-	(67,324)	1,787	790,708
Write off against investment	投資撇銷額	-	(243,308)	-	-	-	-	-	(243,308)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內撥銷／（存入）（附註12(a)）	(1,107)	69,995	-	(12,957)	-	(6,347)	3,808	53,392
Charged to reserves (Note 32(c))	儲備撥銷（附註32(c)）	-	-	1,874	-	-	-	-	1,874
Additions through acquisition of subsidiary	經收購附屬公司的增置	117	-	-	-	-	-	-	117
Exchange and other adjustments	匯兌及其他調整	-	-	-	(67)	-	1,031	(3,942)	(2,978)
At 31st December, 2004	於2004年12月31日	280,869	382,210	192,217	(184,504)	-	(72,640)	1,653	599,805

The Group 集團

Deferred tax arising from:	遞延稅項源自：	Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Provisions 準備 HK$'000 港幣千元	Unrealised gains on FX contracts 外匯合約未實現盈利 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2003	於2003年1月1日	256,709	436,636	169,044	(164,620)	23,972	(92,386)	3,974	633,329
Write off against investment	投資撇銷額	-	(166,823)	-	-	-	-	-	(166,823)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內撇銷／(存入)(附註12(a))	24,983	285,710	-	(6,693)	(23,972)	23,846	(2,187)	301,687
Charged to reserves (Note 32(c))	儲備撇銷(附註32(c))	-	-	15,302	-	-	-	-	15,302
Exchange and other adjustments	匯兌及其他調整	167	-	-	(167)	-	1,216	-	1,216
At 31st December, 2003	於2003年12月31日	281,859	555,523	184,346	(171,480)	-	(67,324)	1,787	784,711

The Bank 銀行

Deferred tax arising from:	**遞延稅項源自：**	**Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元**	**Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元**	**Revaluation of properties 物業重估 HK$'000 港幣千元**	**Provisions 準備 HK$'000 港幣千元**	**Unrealised gains on FX contracts 外匯合約未實現盈利 HK$'000 港幣千元**	**Tax losses 稅損 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
At 1st January, 2004	於2004年1月1日								
– As previously reported	－如前匯報	**264,138**	**555,523**	**184,346**	**(171,314)**	**-**	**(55,135)**	**3,367**	**780,925**
– Adjustments arising from change in accounting policies (Note 32 (c))	－因會計政策變更產生的調整(附註32 (c))	**-**	**-**	**5,997**	**-**	**-**	**-**	**-**	**5,997**
– As restated	－重報	**264,138**	**555,523**	**190,343**	**(171,314)**	**-**	**(55,135)**	**3,367**	**786,922**
Write off against investment	投資撇銷額	**-**	**(243,308)**	**-**	**-**	**-**	**-**	**-**	**(243,308)**
Charged/(credited) to consolidated profit and loss account	綜合損益賬內撇銷／(存入)	**4,187**	**69,995**	**-**	**(11,035)**	**-**	**(6,468)**	**2,403**	**59,082**
Charged to reserves (Note 32 (c))	儲備撇銷(附註32 (c))	**-**	**-**	**1,874**	**-**	**-**	**-**	**-**	**1,874**
Exchange and other adjustments	匯兌及其他調整	**-**	**-**	**-**	**(66)**	**-**	**(5,681)**	**-**	**(5,747)**
At 31st December, 2004	於2004年12月31日	**268,325**	**382,210**	**192,217**	**(182,415)**	**-**	**(67,284)**	**5,770**	**598,823**
At 1st January, 2003	於2003年1月1日	226,091	436,636	169,044	(151,676)	24,253	(74,382)	3,974	633,940
Additions through acquisition of subsidiaries	經收購附屬公司的增置	12,364	-	-	(12,848)	-	-	-	(484)
Write off against investment	投資撇銷額	-	(166,823)	-	-	-	-	-	(166,823)
Charged/(credited) to consolidated profit and loss account	綜合損益賬內撇銷／(存入)	25,683	285,710	-	(6,790)	(24,253)	19,224	(607)	298,967
Charged to reserves (Note 32 (c))	儲備撇銷(附註32 (c))	-	-	15,302	-	-	-	-	15,302
Exchange and other adjustments	匯兌及其他調整	-	-	-	-	-	23	-	23
At 31st December, 2003	於2003年12月31日	264,138	555,523	184,346	(171,314)	-	(55,135)	3,367	780,925

29. INCOME TAX IN THE BALANCE SHEET (continued) 資產負債表內的所得稅（續）

(b) Deferred Tax Assets and Liabilities Recognised (continued) (b) 遞延稅項資產及負債確認（續）

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Net deferred tax assets recognised on the balance sheet	確認於資產負債表的遞延稅項資產淨額	**(95,119)**	(79,217)	**(84,942)**	(65,725)
Net deferred tax liabilities recognised on the balance sheet	確認於資產負債表的遞延稅項負債淨額	**694,924**	863,928	**683,765**	846,650
		599,805	784,711	**598,823**	780,925

(c) Deferred Tax Assets Not Recognised (c) 未確認遞延稅資產

The Group has not recognised deferred tax assets in respect of tax losses of HK$104,441,000 (2003: HK$68,978,000). Under the current tax legislation, the expiry dates of the tax losses were as follows:

集團並未確認稅損港幣104,441,000元(2003年:港幣68,978,000元)為遞延稅項資產。根據現時稅務條例，該等稅項虧損的到期日如下:

		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Expiring within 5 years	於五年內到期	**25,894**	15,520
Expiring more than 5 years	五年後到期	**5,509**	–
No expiry date	無到期日	**73,038**	53,458
		104,441	68,978

30. LOAN CAPITAL 借貸資本

Loan capital of face value of HK$4,275,755,000 (US$550,000,000) and carrying amount of HK$4,271,124,000 (US$549,404,000) represents 7.5% subordinated notes qualifying as tier 2 capital which were issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Luxembourg Stock Exchange. The notes will mature on 1st February, 2011.

票面值港幣4,275,755,000元(550,000,000美元)及賬面值港幣4,271,124,000元 (549,404,000美元)的借貸資本，是指由本銀行單一目的全資附屬財務公司，East Asia Financial Holding (BVI) Limited，於2001年1月30日發行、年息7.5%、並評定為二級資本的後償票據。本銀行無條件及不撤回地保證此等已在盧森堡交易所上市的票據的有關債務。此等票據將會於2011年2月1日到期。

31. SHARE CAPITAL 股本

		2004 No. of shares 股份數目 000 千	2004 Nominal value 面值 HK$'000 港幣千元	2003 No. of shares 股份數目 000 千	2003 Nominal value 面值 HK$'000 港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	於1月1日	**1,467,453**	**3,668,634**	1,446,345	3,615,863
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**11,264**	**28,159**	14,204	35,510
Shares issued in lieu of dividends	以股代息發行的股份	**13,281**	**33,203**	6,904	17,261
At 31st December	於12月31日	**1,491,998**	**3,729,996**	1,467,453	3,668,634

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible employees. The option price of the Schemes adopted before 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of offer of such options. For the Schemes adopted in and after 2002, the exercise price equals the fair value of the underlying shares at the date of grant. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant. At 31st December, 2004, the outstanding options were:

根據僱員認股計劃，合資格的僱員有權認購本銀行的普通股股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年及以後被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。根據此計劃發給的認股權可由授予日起計的第1周年至第5周年期間行使。於2004年12月31日尚未行使的認股權如下：

Date of options granted 認股權授予日期	Option price 認購價	Number of shares 股份數量
20/4/2000	HK$港幣16.46元	1,480,000
19/4/2001	HK$港幣16.96元	2,185,000
18/4/2002	HK$港幣15.80元	2,795,000
02/5/2003	HK$港幣14.90元	8,570,000
22/4/2004	HK$港幣23.23元	15,045,000

32. RESERVES 儲備

		2004 The Group 集團 HK$'000 港幣千元	The Bank 銀行 HK$'000 港幣千元	Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	於1月1日	520,305	520,305	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	144,230	144,230	–
Shares issued in lieu of dividends	以股代息發行的股份	(33,203)	(33,203)	–
Capital fee	資本費用	(144)	(144)	–
As 31st December	於12月31日	631,188	631,188	–
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日	11,747,096	11,587,520	51,694
Transfer from retained profits	撥自留存溢利	2,376	–	2,376
Shares issued in lieu of dividends	以股代息發行的股份	295,794	295,794	–
At 31st December	於12月31日	12,045,266	11,883,314	54,070
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)			
At 1st January	於1月1日			
– As previously reported	–如前匯報	942,794	892,796	–
– Adjustment arising from change in accounting policies	–因會計政策變更產生的調整	45,955	45,955	–
– Recognition of net deferred tax liabilities (Note 29 (b))	–確認遞延税項負債淨額(附註29 (b))	(5,997)	(5,997)	–
– As restated	–重報	982,752	932,754	–
Recognition of net deferred tax liabilities (Note 29 (b))	確認遞延税項負債淨額(附註29 (b))	(1,874)	(1,874)	–
Revaluation surplus on bank premises transferred to investment properties	銀行行址轉作投資物業所產生的重估盈餘	13,788	13,788	–
Impairment loss written back	減值損失回撥	12,839	12,839	–
At 31st December	於12月31日	1,007,505	957,507	–
(d) Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)			
At 1st January	於1月1日	5,532	–	5,532
Transfer to realised reserve	轉入已實現儲備	(4,122)	–	(4,122)
At 31st December	於12月31日	1,410	–	1,410
(e) Capital Reserve (undistributable)	(e) 資本儲備(不可派發)			
At 1st January and 31st December	於1月1日及12月31日	86,436	–	–
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兑重估儲備(不可派發)			
At 1st January	於1月1日	24,939	19,902	(4,453)
Exchange adjustments	匯兑調整	24,874	24,899	(12,133)
At 31st December	於12月31日	49,813	44,801	(16,586)

		2004 The Group 集團 HK$'000 港幣千元	2004 The Bank 銀行 HK$'000 港幣千元	2004 Associates 聯營公司 HK$'000 港幣千元
(g) Retained Profits	(g) 留存溢利			
At 1st January	於1月1日			
– As previously reported	–如前匯報	**3,105,764**	**2,152,206**	**314,422**
– Adjustments arising from change in accounting policies	–因會計政策變更產生的調整	**(30,202)**	**(1,632)**	**–**
– As restated	–重報	**3,075,562**	**2,150,574**	**314,422**
Net profit for the year	年度內溢利	**2,423,800**	**2,116,776**	**68,995**
Transfer to general reserve	撥入一般儲備	**(2,376)**	**–**	**(2,376)**
Transfer to profit and loss account on disposal of associates	出售聯營公司後撥入損益賬	**4,122**	**–**	**15,215**
Dividends (Note 14)	股息(附註14)			
– Interim dividend	–中期股息	**(414,535)**	**(414,535)**	**–**
– Final dividend in respect of previous year	–上年度末期股息	**(910,706)**	**(910,706)**	**–**
At 31st December	於12月31日	**4,175,867**	**2,942,109**	**396,256**
(h) Total Reserves	(h) 儲備總額	**17,997,485**	**16,458,919**	**435,150**

		2003 The Group 集團 HK$'000 港幣千元	2003 The Bank 銀行 HK$'000 港幣千元	2003 Associates 聯營公司 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)			
At 1st January	於1月1日	356,210	356,210	–
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	181,493	181,493	–
Shares issued in lieu of dividends	以股代息發行的股份	(17,261)	(17,261)	–
Capital fee	資本費用	(137)	(137)	–
As 31st December	於12月31日	520,305	520,305	–
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日	11,623,411	10,909,359	39,170
Transfer from retained profits	撥自留存溢利	12,524	–	12,524
Shares issued in lieu of dividends	以股代息發行的股份	111,161	111,161	–
Additions through merger with EAC & EAF	經與東亞授信及東亞財務合併的增置	–	567,000	–
At 31st December	於12月31日	11,747,096	11,587,520	51,694
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)			
At 1st January	於1月1日	1,080,109	920,937	–
Recognition of net deferred tax liabilities (Note 29(b))	確認遞延稅項負債淨額(附註29(b))	(15,302)	(15,302)	–
Impairment loss	減值損失	(122,013)	(12,839)	–
At 31st December	於12月31日	942,794	892,796	–
(d) Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)			
At 1st January and 31st December	於1月1日及12月31日	5,532	–	5,532

32. RESERVES (continued) 儲備（續）

		2003 The Group 集團 HK$'000 港幣千元	2003 The Bank 銀行 HK$'000 港幣千元	2003 Associates 聯營公司 HK$'000 港幣千元
(e) Capital Reserve (undistributable)	(e) 資本儲備（不可派發）			
At 1st January and 31st December	於1月1日及12月31日	86,436	–	–
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兌重估儲備（不可派發）			
At 1st January	於1月1日	(17,905)	11,555	(12,271)
Exchange adjustments	匯兌調整	42,844	8,347	7,818
At 31st December	於12月31日	24,939	19,902	(4,453)
(g) Retained Profits	(g) 留存溢利			
At 1st January	於1月1日	2,036,863	1,226,270	235,551
Additions through merger with EAC and EAF	經與東亞授信及東亞財務合併的增置	–	16,219	–
Net profit for the year (Note 13)	年度內溢利（附註13）	1,921,714	1,750,006	91,395
Transfer to general reserve	撥入一般儲備	(12,524)	–	(12,524)
Dividends (Note 14)	股息（附註14）			
– Interim dividend	－中期股息	(334,057)	(334,057)	–
– Final dividend in respect of previous year	－上年度末期股息	(506,232)	(506,232)	–
At 31st December	於12月31日	3,105,764	2,152,206	314,422
(h) Total Reserves	(h) 儲備總額	16,432,866	15,172,729	367,195

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用，受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成，包括留存溢利轉賬、出售物業時的已實現重估盈餘及以股代息發行的股份的價值。

Revaluation reserve on bank premises and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and foreign currency translation.

行址、投資物業重估儲備及匯兌重估儲備的組成及處理，是根據行址、投資物業重估和外幣折算所採用的會計政策。

Capital reserve represents the capitalisation of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與某些聯營公司的註冊股本相同。

Total distributable reserves of the Bank amounted to HK$14,825,423,000 (2003: HK$13,739,726,000).

本銀行可派發儲備的總額為港幣14,825,423,000元（2003年：港幣13,739,726,000元）。

33. OFF-BALANCE SHEET EXPOSURES 資產負債表以外的項目

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔主要類別的合約數額：

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Direct credit substitutes	直接信貸代替品	**5,375,979**	4,381,620	**5,345,427**	4,350,990
Transaction-related contingencies	與交易有關的或然項目	**486,028**	496,632	**486,028**	496,632
Trade-related contingencies	與貿易有關的或然項目	**2,501,087**	2,596,662	**2,450,532**	2,549,609
Other commitments with an original maturity of:	其他承擔：				
under 1 year or which are unconditionally cancellable	原到期日少於1年或可無條件取消	**27,786,426**	20,395,121	**27,162,592**	20,174,252
1 year or over	原到期日在1年及以上	**8,136,611**	6,775,946	**8,037,046**	6,778,653
Others	其他	**-**	50,117	**-**	50,117
		44,286,131	34,696,098	**43,481,625**	34,400,253

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兌票據、信用證、擔保書和承付款項。合約數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前到期，合約總額並不代表未來現金之需求。

33. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目（續）

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為集團及銀行的每項衍生工具主要類別的名義數額：

The Group 集團

		2004 Trading 買賣 HK$'000 港幣千元	2004 Hedging 對沖 HK$'000 港幣千元	2004 Total 總額 HK$'000 港幣千元	2003 Trading 買賣 HK$'000 港幣千元	2003 Hedging 對沖 HK$'000 港幣千元	2003 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**6,024,580**	**125,128**	**6,149,708**	5,051,405	142,583	5,193,988
Swaps	掉期交易	**2,295,831**	**4,575,930**	**6,871,761**	18,817,961	5,781,087	24,599,048
Options purchased	購入期權	**1,724,476**	**-**	**1,724,476**	2,828,762	-	2,828,762
Options written	沽出期權	**1,635,863**	**-**	**1,635,863**	2,712,886	-	2,712,886
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**235,000**	**-**	**235,000**	325,000	-	325,000
Swaps	掉期交易	**856,308**	**15,236,381**	**16,092,689**	728,989	12,487,682	13,216,671
Equity contracts	股份合約						
Forwards and futures	遠期交易及期貨	**49,851**	**-**	**49,851**	-	-	-
Options purchased	購入期權	**442,062**	**-**	**442,062**	420,319	-	420,319
Options written	沽出期權	**442,062**	**-**	**442,062**	420,319	-	420,319
		13,706,033	**19,937,439**	**33,643,472**	31,305,641	18,411,352	49,716,993

The Bank 銀行

		2004 Trading 買賣 HK$'000 港幣千元	2004 Hedging 對沖 HK$'000 港幣千元	2004 Total 總額 HK$'000 港幣千元	2003 Trading 買賣 HK$'000 港幣千元	2003 Hedging 對沖 HK$'000 港幣千元	2003 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**6,038,207**	**-**	**6,038,207**	5,052,181	-	5,052,181
Swaps	掉期交易	**2,295,830**	**4,505,270**	**6,801,100**	18,817,961	5,781,087	24,599,048
Options purchased	購入期權	**1,724,476**	**-**	**1,724,476**	2,828,762	-	2,828,762
Options written	沽出期權	**1,635,863**	**-**	**1,635,863**	2,712,886	-	2,712,886
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**235,000**	**-**	**235,000**	325,000	-	325,000
Swaps	掉期交易	**856,308**	**15,275,252**	**16,131,560**	728,989	12,604,127	13,333,116
Equity contracts	股份合約						
Forwards and futures	遠期交易及期貨	**49,851**	**-**	**49,851**	-	-	-
Options purchased	購入期權	**442,062**	**-**	**442,062**	420,319	-	420,319
Options written	沽出期權	**442,062**	**-**	**442,062**	420,319	-	420,319
		13,719,659	**19,780,522**	**33,500,181**	31,306,417	18,385,214	49,691,631

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量,但並不代表所承受風險的數額。

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的重置成本及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
		港幣千元	港幣千元	**港幣千元**	港幣千元
Replacement costs	重置成本				
Exchange rate contracts	匯率合約	**341,582**	583,085	**340,773**	582,538
Interest rate contracts	利率合約	**917,485**	865,565	**917,485**	865,565
Options purchased	購入期權				
– exchange rate contracts	–匯率合約	**2,294**	5,896	**2,294**	5,896
– equity contracts	–股份合約	**2,952**	3,730	**2,952**	3,730
		1,264,313	1,458,276	**1,263,504**	1,457,729
Credit risk weighted amounts	信貸風險加權數額				
Contingent liabilities and commitments	或然負債及承擔	**8,822,965**	8,087,367	**8,790,759**	8,061,762
Exchange rate contracts	匯率合約	**173,643**	259,825	**172,731**	258,976
Interest rate contracts	利率合約	**204,136**	192,086	**204,136**	192,163
Equity contracts	股份合約	**21,538**	19,519	**21,538**	19,519
		9,222,282	8,558,797	**9,189,164**	8,532,420

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

各表列出資產負債表以外交易的合約或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性釐定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%,而匯率、股份及利率合約則由0%至50%。重置成本是指重置所有按市場價值計算差額時附有正值的合約成本,亦是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《銀行條例》附表三計算的數額。

33. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目（續）

(c) Capital Commitments

Capital commitments outstanding at 31st December and not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
		港幣千元	港幣千元	**港幣千元**	港幣千元
Expenditure authorised and contracted for*	已核准支出並已簽約*	**336,316**	1,122,082	**324,190**	1,104,710
Expenditure authorised but not contracted for	已核准支出但未簽約	**276,331**	377,555	**260,931**	377,555
		612,647	1,499,637	**585,121**	1,482,265

* *The amounts as at 31st December, 2003 included the commitments amounting to HK$873,470,000 in relation to the Bank's acquisition of a portion of Millennium City 5, a new building being erected in Kwun Tong. The building was completed in 2004 and the amount was capitalised in Fixed Assets – Bank Premises.*

* *於2003年12月31日，其他資本承擔包括本銀行購入一棟位於觀塘正在興建中的全新大廈「創紀之城5期」部分樓面面積，金額為港幣873,470,000元。該大廈已於2004年建成，該金額已被資本化，並列作「固定資產－銀行行址」。*

(d) Operating Lease Commitments

At 31st December, 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承擔

於2004年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group 集團		The Bank 銀行	
		2004	2003	**2004**	2003
		HK$'000	HK$'000	**HK$'000**	HK$'000
		港幣千元	港幣千元	**港幣千元**	港幣千元
Properties	物業				
Within one year	1年以內	**97,782**	93,134	**107,524**	125,069
After one year but within five years	1年至5年內	**121,955**	119,665	**127,592**	129,329
After five years	5年以後	**41,368**	27,580	**53,984**	52,641
		261,105	240,379	**289,100**	307,039
Equipment	設備				
Within one year	1年以內	**1,776**	1,857	**788**	1,017
After one year but within five years	1年至5年內	**2,645**	2,069	**1,396**	569
After five years	5年以後	**4**	–	**4**	–
		4,425	3,926	**2,188**	1,586

The Group and the Bank lease certain properties and equipment under operating leases. The leases typically run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

集團及銀行以經營租賃形式租入某些物業和設備。租賃年期通常由1年至25年，到期日後可再續約但其他條款須另議。租賃付款金額通常每年調整以反映市值租金。所有租約並不包括或有租金。

(e) Obligations Under Mortgage Loans Sold

Included in the captions set out below are balances which are established as reserve funds for mortgage loan purchasers pursuant to the terms of mortgage sale agreements. The reserve funds are available to the purchasers to cover any losses or cash flow shortfalls that result from both credit risk and basis risk with respect to the loans sold and to protect the purchasers in the event that they have to appoint a substitute servicer.

These reserve funds are either set up in the name of the Bank and are charged in favour of the purchaser as security for the Bank's obligations to the purchaser or, in the name of the loan purchaser who retains absolute ownership, title, right and interest in the reserve funds, pursuant to the terms of the mortgage sale agreements.

(e) 已售按揭貸款承擔

標題包括以下根據出售按揭貸款合約條文規定成立用作按揭貸款購買者的儲備金結餘。儲備金是用作賠償購買者因已售貸款引起的信用及利率風險而蒙受任何損失或現金流量之差額及保障購買者須另行委派替補償付人。

該等儲備金是以本行名義成立及押予購買者為本行之承擔作抵押品，或根據出售按揭貸款合約條文規定以購買者名義成立而購買者可保留絕對擁有權、所有權、權利及儲備金利益。

		The Group and The Bank 集團及銀行	
		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Held-to-maturity debt securities	持至到期債務證券	**23,473**	30,494
Accrued interest and other accounts	應收利息及其他賬項	**74,663**	73,136
		98,136	103,630

34. NOTES ON CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表附註

(a) Purchase of Subsidiaries

(a) 收購附屬公司

		2004	2003
		HK$'000 港幣千元	HK$'000 港幣千元
Net assets acquired	已購入淨資產		
Cash and short term funds	現金及短期資金	**791**	–
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**118,664**	–
Fixed assets	固定資產	**568**	–
Other accounts and provisions	其他賬項及準備	**(17,751)**	–
Deferred tax	遞延稅項	**(117)**	–
		102,155	–
Goodwill arising on consolidation	賬項綜合時產生的商譽	**220,035**	300,509
Total purchase price	總收購價	**322,190**	300,509
Less: cash and cash equivalents acquired	減：購入的現金及等同現金項目	**(791)**	–
Cash flow on acquisition net of cash acquired	收購非現金項目的現金流出	**321,399**	300,509

(b) Increase in Shareholding of a Subsidiary

The Group increased its shareholding in a subsidiary for a cash consideration of HK$26,820,000 (2003: HK$39,139,000) in 2004. The net asset value and goodwill attributable to the increase in shareholding was HK$2,092,000 (2003: HK$37,121,000) and HK$24,728,000 (2003: HK$2,018,000) respectively.

(b) 增加一間附屬公司的權益

於2004年，本集團以現金代價港幣26,820,000元（2003年：港幣39,139,000元）增加一間附屬公司之權益。權益增加所產生的資產淨值及商譽分別為港幣2,092,000元（2003年：港幣37,121,000元）及港幣24,728,000元（2003年：港幣2,018,000元）。

34. NOTES ON CONSOLIDATED CASH FLOW STATEMENT (continued) 綜合現金流量表附註（續）

(c) Cash and Cash Equivalents (c) 現金及等同現金項目

(i) Components of cash and cash equivalents in the consolidated cash flow statement (i) 在綜合現金流量表內現金及等同現金項目的組成部分

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**3,655,593**	2,695,618
Money at call and short notice	通知及短期存款	**28,681,207**	21,264,261
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內在銀行及其他金融機構的存款	**4,709,744**	6,899,332
Treasury bills with original maturity within three months	原本期限為3個月以內的國庫債券	**3,484,728**	2,294,706
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**673,063**	736,621
		41,204,335	33,890,538

(ii) Reconciliation with the consolidated balance sheet (ii) 與綜合資產負債表的對賬

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Cash and short term funds	現金及短期資金	**39,877,738**	36,033,510
Placements with banks and other financial institutions maturing between one and twelve months	在銀行及其他金融機構於1至12個月內到期的存款	**9,832,258**	21,075,521
Certificates of deposit held	持有的存款證	**2,446,947**	3,016,556
Amount shown in the consolidated balance sheet	在綜合資產負債表出現的金額	**52,156,943**	60,125,587
Less: amount with an original maturity of beyond three months	減:原本期限為3個月以上的數額	**(10,952,608)**	(26,235,049)
Cash and cash equivalents in the consolidated cash flow statement	在綜合現金流量表內的現金及等同現金項目	**41,204,335**	33,890,538

35. LOANS TO OFFICERS 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B (4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公布如下：

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**1,185,747**	671,501
By subsidiaries	由附屬公司借出	**-**	-
		1,185,747	671,501
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,884,055**	1,044,475
By subsidiaries	由附屬公司借出	**-**	-

There was no interest due but unpaid nor any specific provision made against these loans at 31st December, 2004.

於2004年12月31日，沒有逾期未償付利息，亦未有對該等貸款作特殊準備。

36. MATERIAL RELATED PARTY TRANSACTIONS 關聯人事的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(p)(iii). In the year 2004, the total amount of contributions the Group made to the schemes was HK$66,581,000 (2003: HK$65,854,000).

本集團為其職員提供某些退休保障計劃,並已於附註2(p)(iii)披露。於2004年內,本集團對這些計劃的供款總數為港幣66,581,000元(2003年:港幣65,854,000元)。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there are interest free shareholder's advance extended to two (2003: one) associates respectively amounting to HK$10,740,000 at 31st December, 2004 (2003: HK$10,700,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。除卻本行分別借予二間(2003年:一間)聯營公司的免息股東墊款,其於2004年12月31日的總結餘為港幣10,740,000元(2003年:港幣10,700,000元),除此以外,所有存款及信貸的利率,均按照與一般同等信用水平之客戶相若的條款及規定。

The interest received from and interest paid to the Group's related parties for the year, and the outstanding balances of amounts due from and due to them at the year end are aggregated as follows:

於年內,本集團從關聯人士所收取與支付予他們的利息,及在結算日,關聯人士的欠款及欠關聯人士的款項現總結如下:

		2004	2003
		% to Group total 相對集團總數之百分率	% to Group total 相對集團總數之百分率
Interest income	利息收入	**1.3**	1.3
Interest expense	利息支出	**0.4**	0.9
Amount due from related parties (Note a)	關聯人士的欠款(附註a)	**1.7**	2.4
Amount due to related parties (Note b)	欠關聯人士的款項(附註b)	**0.9**	1.1
Loan commitments (Note c)	貸款承擔(附註c)	**2.5**	2.6

Notes: (a) Based on total assets excluding cash and short-term funds, placements with banks and other financial institutions maturing between one and twelve months, investments in associates and fixed assets.

(b) Based on deposits from customers and debt instruments issued.

(c) Based on total loan commitments.

附註:(a) 根據資產總額但不計入現金及短期資金、在銀行及其他金融機構於1至12個月內到期的存款、聯營公司投資及固定資產。

(b) 根據客戶存款及已發行之債務證券。

(c) 根據貸款承擔總額。

37. EQUITY COMPENSATION PLANS 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無代價形式發出。

(a) Particulars of Share Options 認股權詳情

Date of Grant 授予日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣元
21/4/1999	21/4/1999 – 20/4/2000	21/4/2000 – 21/4/2004	12.09
20/4/2000	20/4/2000 – 19/4/2001	20/4/2001 – 20/4/2005	16.46
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23

(b) Movement of Share Options 認股權之變動

2004 — **Number of Share Options 認股權數目**

Date of Grant 授予日期	Outstanding at 1/1/2004 於2004年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2004 於2004年12月31日尚未行使
21/4/1999	**736,000**	–	**736,000**	–	–
20/4/2000	**3,698,000**	–	**2,218,000**	–	**1,480,000**
19/4/2001	**3,435,000**	–	**1,250,000**	–	**2,185,000**
18/4/2002	**3,450,000**	–	**655,000**	–	**2,795,000**
02/5/2003	**15,165,000**	–	**6,405,000**	**190,000**	**8,570,000**
22/4/2004	–	**15,495,000**	–	**450,000**	**15,045,000**
Total 總額	**26,484,000**	**15,495,000**	**11,264,000**	**640,000**	**30,075,000**

2003 — Number of Share Options 認股權數目

Date of Grant 授予日期	Outstanding at 1/1/2003 於2003年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2003 於2003年12月31日尚未行使
20/4/1998	5,361,200	–	–	5,361,200	–
21/4/1999	4,510,000	–	3,764,000	10,000	736,000
20/4/2000	11,128,000	–	6,990,000	440,000	3,698,000
19/4/2001	5,360,000	–	1,665,000	260,000	3,435,000
18/4/2002	5,505,000	–	1,785,000	270,000	3,450,000
02/5/2003	–	15,525,000	–	360,000	15,165,000
Total 總額	31,864,200	15,525,000	14,204,000	6,701,200	26,484,000

(c) No share options were cancelled during the years ended 31st December, 2004 and 2003.

(c) 截至2004及2003年12月31日年度內並未有認股權被註銷。

(d) Details of Share Options Exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2004	2003
January 1月	21/4/1999	**13,000**	–
	20/4/2000	**298,000**	–
	19/4/2001	**20,000**	–
	18/4/2002	**55,000**	–
February 2月	21/4/1999	**87,000**	32,000
	20/4/2000	**379,000**	–
	19/4/2001	**110,000**	–
	18/4/2002	**70,000**	–
March 3月	21/4/1999	**155,000**	12,000
	20/4/2000	**321,000**	–
	19/4/2001	**80,000**	–
	18/4/2002	**120,000**	–
April 4月	21/4/1999	**193,000**	35,000
	20/4/2000	**151,000**	–
	19/4/2001	**190,000**	–
	18/4/2002	**20,000**	–
May 5月	21/4/1999	**288,000**	218,000
	20/4/2000	**50,000**	–
	19/4/2001	**30,000**	–
	18/4/2002	**40,000**	–
	02/5/2003	**1,655,000**	–
June 6月	21/4/1999	**–**	781,000
	20/4/2000	**73,000**	–
	19/4/2001	**155,000**	–
	18/4/2002	**65,000**	–
	02/5/2003	**795,000**	–
July 7月	21/4/1999	**–**	371,000
	20/4/2000	**39,000**	–
	18/4/2002	**20,000**	–
	02/5/2003	**445,000**	–
August 8月	21/4/1999	**–**	250,000
	20/4/2000	**92,000**	–
	19/4/2001	**100,000**	–
	18/4/2002	**40,000**	275,000
	02/5/2003	**330,000**	–
September 9月	21/4/1999	**–**	1,089,000
	20/4/2000	**49,000**	976,000
	18/4/2002	**35,000**	630,000
	02/5/2003	**275,000**	–
October 10月	21/4/1999	**–**	557,000
	20/4/2000	**85,000**	2,767,000
	19/4/2001	**15,000**	360,000
	18/4/2002	**20,000**	500,000
	02/5/2003	**360,000**	–

37. EQUITY COMPENSATION PLANS (continued) 股份補償計劃(續)

(d) Details of Share Options Exercised (continued)

(d) 已行使認股權詳情(續)

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2004	2003
November 11月	21/4/1999	–	349,000
	20/4/2000	**236,000**	2,458,000
	19/4/2001	**90,000**	735,000
	18/4/2002	**75,000**	–
	02/5/2003	**1,315,000**	–
December 12月	21/4/1999	–	70,000
	20/4/2000	**445,000**	789,000
	19/4/2001	**460,000**	570,000
	18/4/2002	**95,000**	380,000
	02/5/2003	**1,230,000**	–
		11,264,000	14,204,000

38. RECENTLY ISSUED ACCOUNTING STANDARDS 近期頒布的會計準則

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the accounts for the year ended 31st December, 2004 apart from HKAS 40 "Investment Property" as disclosed in Note 3 of the accounts. The Group has already commenced an assessment of the impact of the other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

香港會計師公會頒布多項新訂及經修訂的《香港財務報告準則》和《香港會計準則》(統稱《新香港財務報告準則》)，由2005年1月1日或以後的會計期生效。

除載於賬項附註3的《香港會計準則》第40號「投資物業」外，本集團並未於截至2004年12月31日止年度提前採納該等《新香港財務報告準則》。本集團已開始評估其他《新香港財務報告準則》所帶來的影響，但在此階段並未能説明該等《新香港財務報告準則》對本集團的業績及財務狀況的影響是否重大。

(1) CAPITAL ADEQUACY RATIO AND CAPITAL BASE 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2004 % 百分率	2003 % 百分率
Unadjusted capital adequacy ratio as at 31st December	於12月31日的未經調整資本充足比率	**16.2**	17.2
Adjusted capital adequacy ratio as at 31st December	於12月31日的調整後資本充足比率	**16.1**	17.1

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行業條例》附表3。綜合基準包括了本銀行及其附屬公司。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) Group Capital Base after Deductions (b) 集團扣減後的資本基礎

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,729,996**	3,668,634
Share premium	股份溢價	**631,188**	520,305
Reserves	儲備	**14,997,378**	14,059,945
Minority interests	少數股東權益	**165,655**	24,418
Deduct: Goodwill	減：商譽	**(2,448,156)**	(2,343,408)
Total core capital	核心資本總額	**17,076,061**	15,929,894
Eligible supplementary capital	可計算的附加資本		
Reserves on revaluation of land and interests in land (at 70%)	土地及土地權益價值重估儲備(以70%計算)	**822,725**	659,956
General provisions for doubtful debts	一般呆賬準備金	**1,336,044**	1,266,365
Term subordinated debt	有期後償債項	**4,271,124**	4,260,751
Total eligible supplementary capital	可計算的附加資本總額	**6,429,893**	6,187,072
Total capital base before deductions	扣減前的資本基礎總額	**23,505,954**	22,116,966
Deductions from total capital base	資本基礎總額扣減項目	**(969,261)**	(1,049,318)
Total capital base after deductions	扣減後的資本基礎總額	**22,536,693**	21,067,648

(2) LIQUIDITY RATIO 流動資金比率

		2004 % 百分率	2003 % 百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**44.4**	44.8

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行業條例》(附表4)。

(3) SEGMENTAL INFORMATION 分部資料

(a) Advances to Customers

(i) By industry sectors

The analysis of gross advances to customers (net of suspended interest) by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

(a) 客戶貸款

(i) 按行業分類

客戶貸款總額(減除懸欠利息)的行業分類是按香港金融管理局所採用的類別和定義。

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
The Group	集團		
Loans for use in Hong Kong	在香港使用的貸款		
Industrial, commercial and financial	工商金融		
– Property development	一物業發展	**4,398,093**	4,969,798
– Property investment	一物業投資	**14,536,729**	11,883,891
– Financial concerns	一金融企業	**1,507,153**	2,045,115
– Stockbrokers	一股票經紀	**277,903**	322,112
– Wholesale and retail trade	一批發與零售業	**1,569,771**	1,790,164
– Manufacturing	一製造業	**1,822,971**	1,250,396
– Transport and transport equipment	一運輸與運輸設備	**4,507,233**	4,564,759
– Others	一其他	**6,032,368**	4,500,757
– Sub-total	一小計	**34,652,221**	31,326,992
Individuals	個人		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	一購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**1,522,173**	1,848,337
– Loans for the purchase of other residential properties	一購買其他住宅物業的貸款	**34,928,247**	34,595,575
– Credit card advances	一信用卡貸款	**1,649,200**	1,432,687
– Others	一其他	**3,230,750**	2,950,460
– Sub-total	一小計	**41,330,370**	40,827,059
Total loans for use in Hong Kong	在香港使用的貸款總額	**75,982,591**	72,154,051
Trade finance	貿易融資	**4,092,162**	3,314,514
Loans for use outside Hong Kong	在香港以外使用的貸款	**37,184,000**	27,440,271
Total advances to customers	客戶貸款總額	**117,258,753**	102,908,836

(ii) By geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(ii) 按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

		Total advances to customers 客戶貸款總額		Non-performing loans 不履行貸款		Advances overdue for over three months 逾期3個月以上的客戶貸款	
		2004	2003	**2004**	2003	**2004**	2003
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
The Group	集團						
Hong Kong	香港	**88,598,608**	81,092,324	**765,035**	1,587,928	**575,894**	872,215
People's Republic of China	中華人民共和國	**10,911,094**	5,588,249	**317,005**	747,602	**77,426**	470,946
Other Asian countries	其他亞洲國家	**6,354,111**	5,150,091	**107,771**	108,408	**103,688**	83,713
Others	其他	**11,394,940**	11,078,172	**175,621**	82,451	**83,377**	71,799
Total	總額	**117,258,753**	102,908,836	**1,365,432**	2,526,389	**840,385**	1,498,673

(b) Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便予以披露。

		2004			
		Banks and other financial institutions 銀行及其他金融機構	**Public sector entities 公營機構**	**Others 其他**	**Total 總額**
		HK$'000 港幣千元	**HK$'000 港幣千元**	**HK$'000 港幣千元**	**HK$'000 港幣千元**
The Group	集團				
People's Republic of China	中華人民共和國	**9,413,577**	**1,458,707**	**7,962,500**	**18,834,784**
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	**10,764,517**	**1,413,490**	**7,519,486**	**19,697,493**
North America	北美洲	**5,129,033**	**7,886,401**	**5,182,553**	**18,197,987**
Western Europe	西歐	**26,577,806**	**255**	**2,016,679**	**28,594,740**

(3) SEGMENTAL INFORMATION (continued) 分部資料（續）

(b) Cross-border Claims (continued) (b) 跨國債權（續）

		2003			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	5,942,870	1,117,031	4,763,759	11,823,660
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	13,068,878	1,156,111	6,184,322	20,409,311
North America	北美洲	5,526,584	8,245,582	4,920,474	18,692,640
Western Europe	西歐	33,240,941	–	1,088,757	34,329,698

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS 逾期、經重組及收回資產

(a) Overdue and Rescheduled Advances (a) 逾期及經重組貸款

		2004		2003	
		HK$'000 港幣千元	**% of total advances to customers 佔客戶貸款總額的百分比**	HK$'000 港幣千元	% of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	–3個月以上至6個月	**242,893**	**0.2**	276,799	0.3
– 1 year or less but over 6 months	–6個月以上至1年	**194,645**	**0.2**	339,092	0.3
– Over 1 year	–1年以上	**402,847**	**0.3**	882,782	0.9
		840,385	**0.7**	1,498,673	1.5
Rescheduled advances to customers	經重組客戶貸款	**472,335**	**0.4**	1,123,114	1.1
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**1,312,720**	**1.1**	2,621,787	2.6
Secured overdue advances	有抵押逾期貸款	**660,700**	**0.6**	1,323,712	1.3
Unsecured overdue advances	無抵押逾期貸款	**179,685**	**0.1**	174,961	0.2
Market value of security held against secured overdue advances	有抵押逾期貸款抵押品市值	**1,122,161**		1,736,962	

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2004 and 31st December, 2003, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

於2004年12月31日及2003年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(b) Reconciliation

(b) 對賬表

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
Overdue advances (Note 1)	逾期貸款(附註1)	**840,385**	1,498,673
Rescheduled advances (Note 2)	經重組貸款(附註2)	**472,335**	1,123,114
Total overdue and rescheduled advances	逾期及經重組貸款總額	**1,312,720**	2,621,787
Less: Overdue advances on which interest is still being accrued	減:逾期但仍累計利息貸款	**(157,696)**	(150,286)
Less: Rescheduled advances on which interest is still being accrued	減:經重組但仍累計利息貸款	**(63,283)**	(173,813)
Add: Non-performing loans which are not overdue or rescheduled	加:不履行貸款但非逾期或經重組	**273,691**	228,701
Total non-performing loans	不履行貸款總額	**1,365,432**	2,526,389

Notes:

(1) Advances which are overdue for more than three months.

(2) Rescheduled advances which have been overdue for more than three months under the revised repayment terms are included under overdue advances and not rescheduled advances.

附註:

(1) 逾期貸款即逾期3個月以上的貸款。

(2) 根據修訂還款條款已逾期超過3個月的經重組貸款,已列入逾期貸款範圍,並不屬於經重組貸款。

(c) Other Overdue and Rescheduled Assets

(c) 其他逾期及經重組資產

		2004		2003	
		Accrued interest 累計利息 HK$'000 港幣千元	**Other assets* 其他資產* HK$'000 港幣千元**	Accrued interest 累計利息 HK$'000 港幣千元	Other assets* 其他資產* HK$'000 港幣千元
The Group	集團				
Other assets overdue for	其他逾期資產				
– 6 months or less but over 3 months	–3個月以上至6個月	**1,653**	**305**	1,699	2,592
– 1 year or less but over 6 months	–6個月以上至1年	**1,065**	**614**	1,442	1,096
– Over 1 year	–1年以上	**407**	**19,462**	904	13,406
		3,125	**20,381**	4,045	17,094
Rescheduled assets	經重組資產	**-**	**–**	–	827
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	**3,125**	**20,381**	4,045	17,921

* *Other assets refer to trade bills and receivables.*

* *其他資產是指貿易票據及應收款項。*

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS (continued) 逾期、經重組及收回資產(續)

(d) Repossessed Assets (d) 收回資產

		2004 HK$'000 港幣千元	2003 HK$'000 港幣千元
The Group	集團		
Repossessed properties*	收回物業*	**107,745**	176,265
Repossessed vehicles and machines	收回汽車及機器	**340**	671
Total repossessed assets	收回資產總額	**108,085**	176,936

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指於12月31日收回資產的估計市值。

* *The balance included HK$26,293,000 (2003: HK$47,656,000) relating to properties that were contracted for sale but not yet completed.*

* *結餘包括總值港幣26,293,000元(2003年:港幣47,656,000元)已簽約出售但仍未成交的物業。*

(5) CURRENCY CONCENTRATIONS 貨幣風險

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上,便須予以披露。

		2004 HK$Million 港幣百萬元					
		USD 美元	**CAD 加元**	**GBP 英鎊**	**CNY 人民幣**	**Others 其他**	**Total 總額**
The Group	集團						
Spot assets	現貨資產	**49,928**	**4,375**	**4,270**	**7,581**	**21,586**	**87,740**
Spot liabilities	現貨負債	**(52,103)**	**(4,458)**	**(6,690)**	**(7,364)**	**(22,592)**	**(93,207)**
Forward purchases	遠期買入	**18,257**	**484**	**2,727**	**-**	**5,802**	**27,270**
Forward sales	遠期賣出	**(15,863)**	**(289)**	**(370)**	**-**	**(4,812)**	**(21,334)**
Net options position	期權倉淨額	**16**	**(1)**	**(1)**	**-**	**3**	**17**
Net long/(short) position	長/(短)盤淨額	**235**	**111**	**(64)**	**217**	**(13)**	**486**

		2003 HK$Million 港幣百萬元					
		USD 美元	CAD 加元	GBP 英鎊	CNY 人民幣	Others 其他	Total 總額
The Group	集團						
Spot assets	現貨資產	50,041	4,337	4,374	2,544	14,498	75,794
Spot liabilities	現貨負債	(45,079)	(5,088)	(7,305)	(2,508)	(21,627)	(81,607)
Forward purchases	遠期買入	23,881	1,674	2,110	-	14,465	42,130
Forward sales	遠期賣出	(27,768)	(780)	(171)	-	(7,318)	(36,037)
Net options position	期權倉淨額	(9)	2	(3)	-	(6)	(16)
Net long/(short) position	長/(短)盤淨額	1,066	145	(995)	36	12	264

		2004 HK$Million 港幣百萬元				
		USD 美元	**CAD* 加元***	**CNY 人民幣**	**Others 其他**	**Total 總額**
Net structural position	結構性持倉淨額	1,452	245	564	394	2,655

		2003 HK$Million 港幣百萬元				
		USD 美元	CAD 加元	CNY 人民幣	Others 其他	Total 總額
Net structural position	結構性持倉淨額	1,423	228	–	376	2,027

* *The currency constitutes less than 10% of the total net structural position in all foreign currencies and is presented for comparative purpose only.*

* *此等外幣是少於外幣結構性淨持倉總額的10%。該數額只列作比較用途。*

The net option position for 2004 is calculated using the model user approach, which has been approved by HKMA. The net structural position represents the net asset value of the Group's foreign currency investment in overseas operations and their related funding.

2004年的期權倉淨額是按"模式使用者"方法計算，並已經香港金融管理局核准。結構性持倉淨額代表本集團在投資於海外業務的資產淨值及其有關的資金。

(6) CORPORATE GOVERNANCE 企業管治

The Group recognises the benefits of sound corporate governance practice to its shareholders. It has made reference to the Hong Kong Monetary Authority's statutory guidelines set out in the Supervisory Policy Manual "Corporate Governance of Locally Incorporated Authorized Institutions". There are thirteen specialised committees formed under the Board of Directors. The roles, functions and composition of these key committees are as follows:

本行認同實施優良的企業管治對股東的利益。本行已參照香港金融管理局所頒布的監管政策手冊《本地註冊認可機構的企業管治》的法定指引。在董事會轄下已成立了13個專責委員會。它們的主要角色、職能及組織如下：

Audit Committee (Please refer to Report of the Directors on page 52).

審核委員會(請參閱董事會報告書第53頁)。

Nomination Committee (Please refer to Report of the Directors on page 52).

提名委員會(請參閱董事會報告書第53頁)。

Remuneration Committee (Please refer to Report of the Directors on page 52).

薪酬委員會(請參閱董事會報告書第53頁)。

Sealing Committee is responsible for directing the usage and custody of the Bank's common seal. It comprises all Executive Directors and Non-executive Directors of the Bank, as appointed from time to time.

印章委員會是負責監督本行之法定印章的使用及保管。成員包括本行不時委任之執行董事及非執行董事。

Executive Committee is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads, the Head of Credit & Special Asset Department and the Head of Legal Affairs Department.

執行委員會負責檢討集團各項有關業務及運作的主要功能和重大事宜。成員包括行政總裁、副行政總裁、所有處主管、信貸及資產重組部主管和法律事務部主管。

Risk Management Committee is responsible for dealing with all risk management related issues of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division, the Head of Credit & Special Asset Department and the Head of Risk Management Department.

風險管理委員會負責處理集團各項有關風險管理的事宜。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管、信貸及資產重組部主管和風險管理部主管。

(6) CORPORATE GOVERNANCE (continued) 企業管治(續)

Credit Committee is responsible for carrying out lending related activities and in particular, to monitor the lending portfolio for managing the overall credit risk of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division and the Head of Credit & Special Asset Department.

信貸委員會負責執行有關借貸活動，尤其是監控集團借貸組合以管理整體的信貸風險。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管和信貸及資產重組部主管。

Asset and Liability Management Committee is responsible for overseeing the management of liquidity risk, interest rate risk, market risk and country risk of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Personal Banking Division, the Head of Corporate Banking Division, the Head of China Division, the Head of International Division, the Head of Wealth Management Division, the Head of Branch Distribution Department, the Head of Credit & Special Asset Department, the Head of Treasury Department and the Head of Risk Management Department.

資產負債管理委員會負責監察集團管理流動資金、利率風險、市場風險及國家風險。成員包括副行政總裁、投資銀行處主管、策劃及調控處主管、個人銀行處主管、企業銀行處主管、中國業務總部主管、國際業務處主管、財富管理處主管、分行業務部主管、信貸及資產重組部主管、資金部主管及風險管理部主管。

Operational and Other Risks Management Committee is responsible for dealing with all issues related to the management of operational, legal, reputation and strategic risks of the Group. It comprises the Deputy Chief Executive, all Division Heads, the Head of Credit & Special Asset Department, the Head of Legal Affairs Department, the Head of Marketing & Communications Department and the Head of Organisation and Productivity Department.

營運及其他風險管理委員會負責處理集團各項有關營運、法律、信譽及策略風險的事宜。成員包括副行政總裁、所有處主管、信貸及資產重組部主管、法律事務部主管、市場策劃及傳訊部主管和組織及生產力促進部主管。

Investment Committee is responsible for formulating investment strategies and making daily investment decisions on the overall investment portfolio of the Group. It comprises the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

投資委員會是負責制訂投資策略及作出日常集團投資組合的投資決策。成員包括副行政總裁、投資銀行處主管和策劃及調控處主管。

Policy Committee is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division and the Head of Strategic Planning & Control Division.

政策委員會是負責商討及制訂策略和政策以管理集團各類業務及運作。成員包括行政總裁、副行政總裁、投資銀行處主管和策劃及調控處主管。

Crisis Management Committee is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and taking charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity. It comprises the Chief Executive, the Deputy Chief Executives, all Division Heads and the Head of Organisation & Productivity Department.

危機管理委員會負責建立和檢討集團監控各類危機事故的策略，及當發生或有可能發生危害集團聲譽、流動資金或財政狀況及持續業務運作的事故時負責危機處理。成員包括行政總裁、副行政總裁、所有處主管和組織及生產力促進部主管。

Steering Committee for the Basel Project is responsible for dealing with all issues related to the implementation of the New Basel Capital Accord for the Group. It comprises the Chief Executive, the Deputy Chief Executives, the Head of Investment Banking Division, the Head of Strategic Planning & Control Division, the Head of Operations Support Division and the Head of Credit & Special Asset Department.

巴塞爾項目督導委員會負責處理集團各項有關實施巴塞爾委員會新資本協議的事宜。成員包括行政總裁、副行政總裁、投資銀行處主管、策劃及調控處主管、營運支援處主管和信貸及資產重組部主管。

The terms of reference of the Committees together with all the Policies within the corporate governance regime are subject to an annual review in order to cope with the latest development in the banking industry as well as other changes in the regulatory requirements.

每個委員會的職能範圍以及關於企業管治制度的政策，須每年檢討以配合銀行業和其他監管要求的最新發展。

(7) RISK MANAGEMENT 風險管理

Risk management is an essential element of banking. The Group has in place a comprehensive risk management system to identify, measure, monitor and control the various types of risk which the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies of the Group are reviewed regularly by the Management and related specialised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures. The Group has also established an Investment Committee to plan the Group's investment strategies and to monitor the performance and compliance of investment activities.

風險管理為銀行業務的重要一環。本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下分配資本以抵禦該等風險。本集團的風險管理政策均由管理層和有關的專責委員會定期檢討，並由風險管理委員會作出適當建議，最後經董事會批核。內部稽核員亦會對業務部門進行定期稽核，以確保該等政策及程序能得以遵從。本集團並已設立投資委員會以制定本集團的投資策略，及監察投資活動的表現和法規遵從情況。

(a) Credit Risk Management

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from both lending and treasury activities. The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee will report to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Bank Group.

The Credit Committee is to deal with all credit risk related issues for the Bank Group, including formulation of credit policies, credit approval and monitoring of asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty. Concentration risk is monitored by adopting appropriate risk control measures, such as setting limits on large exposures.

In this connection, comprehensive guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, 10-grade loan classification system, credit recovery and provisioning policy.

The Group's Credit Manual is regularly reviewed by the Credit Committee to ensure the adequacy of credit risk management policies and systems.

(a) 信貸風險管理

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團的貸款及財資業務。為了監管本集團的信貸風險管理，董事會已授權本行之信貸委員會執行這職能；而此信貸風險管理乃獨立於借貸業務單位。信貸委員會經風險管理委員會向董事會匯報有關信貸風險事宜，而風險管理委員會則負責處理本集團一切與風險管理相關之事項。

信貸委員會負責處理所有與本集團信貸風險有關之事務，包括信貸政策制定、信貸審批，以及監控資產素質。

本集團在評估個別客戶或交易對手的信貸風險時，主要考慮因素為其財政實力及還款能力。本行可藉著客戶或交易對手提供的抵押品以減低信貸風險。此外，本行亦採取適當的控制措施，以監控信貸集中的潛在風險，例如設定大額風險限額。

就此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控處理、10級貸款分類系統、信貸追收及撥備政策作出詳盡的規定。

信貸委員會會定期審閱本集團之信貸手冊，以確保本集團之信貸風險管理政策及制度健全和有效。

(7) RISK MANAGEMENT (continued) 風險管理(續)

(b) Liquidity Risk and Market Risk Management

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) Liquidity Risk Management

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established the liquidity risk management policy, which is approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs, and that the Group remains in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 44.4% for 2004, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) Market Risk Management

Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. Interest rates, foreign exchange rates, equity and commodity prices, among others, are monitored for market risk.

The Group's market risk originates from its trading-book holdings of foreign exchange, debt securities, equities and derivatives, which are valued at current market prices (mark-to-market basis); from its investment and banking activities in financial assets and liabilities, which are valued at cost plus any accrued interest (accrual basis); and from its holdings of securities classified as other investments, which are measured at fair value in the balance sheet.

The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

The Group's derivative instruments trading activities mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books.

(b) 流動資金及市場風險管理

董事會授權資產負債管理委員會管理本集團的資產及負債狀況。此委員會的職能是監控集團內有關利率風險、流動資金風險及市場風險的運作情況。

(1) 流動資金風險

流動資金風險是指本集團可能無法履行當前承擔的風險。本集團已制定流動資金風險管理政策，並得到董事會批核。本集團透過法定流動資金比率、貸款對存款比率及到期錯配組合，以量度集團的流動資金狀況。

資產負債管理委員會每日均緊密監察集團的流動資金狀況，確保集團的資產、負債及承擔的流動結構足以切合對資金的需求，並能經常符合法定的流動資金比率。本集團於2004年的平均流動資金比率為44.4%，遠超於法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預計的大量資金需求。

(2) 市場風險管理

市場風險是指由市場上之息率及價格的變化對銀行的資產、負債及承擔的影響，因而引起溢利或虧損的風險，本集團會監察利率、匯率、股票價格及商品價格等走勢，以監控市場風險。

本集團的市場風險源自以當時市場價格估值(即按市價計值之基準)所持有作買賣交易的外匯、債務證券、股份及衍生工具；亦有源自以成本加應計利息估值(即累計基準)的投資及銀行活動的財務資產及負債；以及源自在資產負債表上以公平價值衡量並分類作其他投資項目的證券。

本集團已制定包括有適當指引、程序和控制措施的市場風險管理政策，用以監控市場風險。

本集團在衍生工具上的交易活動，主要是為執行客戶的交易指令，以及為對其他交易項目所持倉盤而需要對沖。

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates, or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are included in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts and over-the-counter transacted currency options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

財務衍生工具的價值是取決於其相關資產、利率、匯率或指數的表現。本集團對財務衍生工具的應用，主要在另類投資，或用以管理外匯、利率或股票風險，且僅會對此類工具作有限度使用。參與衍生工具交易活動的有關指引已載於本集團的市場風險管理政策內。本集團在衍生工具上的交易活動，主要包括在交易所買賣的港元同業拆息市場的期貨合約及場外交易的外匯期權；而其他場外交易的外匯遠期、利率掉期及期權合約，主要被應用於對沖銀行業務賬冊上的利率及期權風險。

The Group's various market risk exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position, stop-loss and options limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee where applicable for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis. Exceptions to limits are reported when they occur.

本集團在衡量和監察各交易活動的市場風險時，是根據本金(或名義)金額、未平倉盤、止蝕及期權限制所制定，亦規定各營業部門、營業類別及整體的風險均受控於資產負債管理委員會已審閱及核准的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會由資產負債管理委員會定期檢查，並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%之置信水平及1日持倉期，並計入不同市場及息率的相關程度來推算。

Prior to 2002, VaR was calculated to a 95% confidence level. From the beginning of 2002, VaR is calculated at a 99% confidence level. This change has been made to facilitate consistency with the regulatory guidance in confidence level to measure market risk.

2002年以前，計算風險數額的做法乃採用95%之置信水平來推算。自2002年起，涉及風險數額的計算基準則已改為99%的置信水平。此一改變是為遵循監管指引有關利用置信水平以衡量市場風險的規定。

(7) RISK MANAGEMENT (continued) 風險管理(續)

(b) Liquidity Risk and Market Risk Management (continued)

(2) Market Risk Management (continued)

The VaR for the Group's market risk-related treasury trading portfolio as at 31st December, 2004 was HK$2.15 million (2003: HK$2.68 million). The average daily revenue earned from the Group's market risk-related treasury trading activities in 2004 was HK$0.68 million (2003: HK$0.54 million). The standard deviation of these daily revenues was HK1.54 million (2003: HK$1.24 million).

(b) 流動資金及市場風險管理(續)

(2) 市場風險管理(續)

於2004年12月31日，本集團與市場風險有關的財資交易組合的風險數額為港幣2,150,000元（2003年：港幣2,680,000元）。於2004年，本集團與市場風險有關的財資交易活動每日平均收入為港幣680,000元(2003年：港幣540,000元)。每日收入的標準差為港幣1,540,000元(2003年：港幣1,240,000元)。


DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – Year 2004 vs Year 2003
與市場風險有關財資交易的收入每日分布圖 — 2004年與2003年
Revenues (HK$million) 收入（港幣百萬元）
Number of Days
90
80
70
60
50
40
30
20
10
0
6
8
5
0
10
1
19
5
20
21
34
73
41
84
41
33
19
8
21
7
12
1
21
7
-0.75 Less
-0.75以下
-0.75 to -0.5
-0.75至-0.5
-0.5 to -0.25
-0.5至-0.25
-0.25 to 0
-0.25至0
0 to 0.25
0至0.25
0.25 to 0.5
0.25至0.5
0.5 to 0.75
0.5至0.75
0.75 to 1
0.75至1
1 to 1.25
1至1.25
1.25 to 1.5
1.25至1.5
1.5 to 1.75
1.5至1.75
1.75 More
1.75以上
Year 2004 (年)
Year 2003 (年)

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for 2004 (comparing with 2003) is provided above. This shows that 40 out of 249 days (2003: 14 out of 248 days) are in loss positions. The most frequent results were daily revenue of between HK$0.5 million and HK$0.75 million and between HK$0.75 million and HK$1 million, each with 41 occurrences (2003: HK$0.50 million to HK$0.75 million with 84 occurrences). The maximum daily loss was HK$19.41 million (2003: HK$12.29 million) and the next maximum daily loss was HK$1.58 million (2003: HK$4.44 million). The highest daily revenue was HK$4.75 million (2003: HK$9.52 million).

上圖為本集團於2004年(對比2003年)與市場風險有關的財資交易收入的每日分布情況。圖中顯示了249個交易日中有40日(2003年：於248個交易日中有14日)出現虧損。而最普遍的單日收入，是介乎港幣500,000元至港幣750,000元，及介乎港幣750,000元至港幣1,000,000元，各有41日(2003年：介乎港幣500,000元至港幣750,000元之間收入範圍共有84日)。最高的單日虧損為港幣19,410,000元（2003年：港幣12,290,000元)，次高的單日虧損為港幣1,580,000元(2003年：港幣4,440,000元)；而最高的單日收入為港幣4,750,000元(2003年：港幣 9,520,000元)。

(i) Foreign exchange exposure

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 31st December, 2004 was HK$0.91 million (2003: HK$0.72 million). The average daily foreign exchange dealing profit for 2004 was HK$0.66 million (2003: HK$0.54 million).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) Interest rate exposure

The Group's interest rate exposure arises from treasury and commercial banking activities where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the repricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 31st December, 2004 was HK$1.76 million (2003: HK$2.11 million). The average daily profit due to these activities for 2004 was HK$0.02 million (2003: HK$0.002 million).

(iii) Equities exposure

The Group's equities exposure comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors the equities dealing activities. The VaR on equities trading positions at 31st December, 2004 was HK$4.86 million (2003: HK$6.71 million).

(i) 外匯風險承擔

本集團的外匯風險承擔源自外匯買賣、商業銀行業務及結構性外幣持倉。所有外幣持倉均由集團的資金部管理，並維持在資產負債管理委員會所訂定的限額內。

在2004年12月31日，外匯交易持倉的風險數額為港幣910,000元(2003年：港幣720,000元)。2004年每日平均外匯交易盈利為港幣660,000元(2003年：港幣540,000元)。

本集團投資於分行、附屬公司及聯營公司的外幣投資，其有關的溢利及虧損因為已撥入儲備內，所以未計算在風險數額內。管理此類外幣投資的主要目的，是要保證本集團的儲備免受匯率波動所影響。

(ii) 利率風險承擔

本集團的利率風險承擔源自財資及商業銀行業務活動，而此等活動的利率風險來自交易組合及非交易組合。所有交易組合持倉均由集團的資金部管理，並維持在資產負債管理委員會所訂定的限額內；而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差，及某些定息資產和負債的不同到期日所引致，此等非交易組合的利率風險亦由本集團的資產負債管理委員會負責監管。

在2004年12月31日，債務證券及衍生工具交易(除外匯遠期合約及期權)的風險數額為港幣1,760,000元(2003年：港幣2,110,000元)，此類交易活動在2004年之每日平均盈利為港幣20,000元(2003年：港幣2,000元)。

(iii) 股票風險承擔

本集團的股票風險承擔包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期審閱及監控股票交易活動。在2004年12月31日，股票交易持倉的風險數額為港幣4,860,000元(2003年：港幣6,710,000元)。

(7) RISK MANAGEMENT (continued) 風險管理（續）

(c) Operational Risk Management

Operational Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Board of Directors has designated the Operational and Other Risks Management Committee to oversee the management of operational risk of the Bank Group.

The Group has adopted a risk-based operational risk management approach so as to focus on areas that are more vulnerable to operational risk. The Group has a comprehensive Operational Risk Management Policy in place. Every year, the Group conducts regular exercises to align its operational risk management framework with the industrial practice. This includes annual operational risk self-assessment, review of operating authorities, stress-testing and review of operation procedures.

The Group has also developed its Business Continuity Plan to provide a set of procedures for contingency operations and business recovery. Besides, the Bank maintains sufficient insurance coverage to minimise potential losses for the Group in respect of operational risk.

(d) Capital Management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. Both the Group's adjusted capital adequacy ratio incorporating market risk of 16.1% and the unadjusted ratio of 16.2% as at 31st December, 2004 were well above the statutory minimum ratio.

Capital is allocated to the various activities of the Group depending on the risk taken on by each business division. Where the subsidiaries or branches are directly regulated by the appropriate regulators, they are required to maintain a minimum capital according to rules of those regulatory authorities.

(c) 營運風險管理

營運風險乃指因內部程序不完善或失效、人為過失、系統故障或外來事故而引致虧損之風險。董事會已授權營運及其他風險管理委員會專責監督本銀行集團的營運風險管理。

本集團採用一套以風險為本的營運風險管理方法，以便集中管理風險較高的範疇。集團已制定一套完善的營運風險管理政策。此外，本集團每年均執行一系列的措施，務使集團的營運風險管理制度能與業界水平一致。此等措施包括自我評核營運風險、檢討營運審批權限、張力測試，以及檢討各項營運程序。

本集團亦制定了一套緊急事故應變方案，訂定必要程序以確保遇事時業務仍能持續運作，並能迅速恢復正常營運。此外，集團亦有購買足夠保險，以減低因營運風險引致的潛在虧損。

(d) 資本管理

本集團的政策是要維持雄厚的資本，以支持集團的業務發展，並能達到法定的資本充足比率要求。本集團在2004年12月31日在計入市場風險的經調整資本充足比率為16.1%，未經調整資本充足比率為16.2%，均遠超法定的最低要求。

本集團按各業務部門所承受的風險來分配資本。一些附屬公司或分行若受其他監管機構直接監管，便必須遵守這些監管機構的規定以維持足夠的資本。


BEA 東亞銀行

Head Office 總行	10 Des Voeux Road Central Hong Kong 香港德輔道中10號
Telephone 電話	(852) 2842 3200
Facsimile 傳真	(852) 2845 9333
Website 網址	www.hkbea.com